As filed with the Securities and Exchange Commission on June 20, 2006
Securities Act Registration No. 333-132436
Investment Company Act Registration No. 811-21869

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933	☑
Pre-Effective Amendment No. 5	☑
Post-Effective Amendment No.	☐
and/or
Registration Statement under the Investment Company Act of 1940	☑
Amendment No. 5	☑

Highland Credit Strategies Fund
(Exact Name of Registrant as Specified in Declaration of Trust)
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(Address of Principal Executive Offices)
(877) 665-1287
(Registrant’s telephone number, including area code)
James D. Dondero, President
Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(Name and Address of Agent for Service)

Copies to:

Philip Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Nora M. Jordan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.

     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box     ☐
It is proposed that this filing will become effective (check appropriate box):
     ☐      when declared effective pursuant to section 8(c)
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed Maximum	Proposed Maximum	Amount of
	Amount Being	Offering Price	Aggregate	Registration
Title of Securities Being Registered	Registered	per Unit	Offering Price	Fee

Common Shares, $0.001 par value	shares(1)	$20.00	$ (2)	$ (3)

(1)	Includes shares that may be offered to the underwriters pursuant to an option to cover over-allotments.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	A registration fee of $214.00 was previously paid in connection with the initial filing of this registration statement on March 15, 2006. An additional registration fee of $ is paid with this filing.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

HIGHLAND CREDIT STRATEGIES FUND
CROSS REFERENCE SHEET
Part A — Prospectus

Items in Part A of Form N-2		Location in Prospectus

Item 1.	Outside Front Cover	Cover Page
Item 2.	Inside Front and Outside Back Cover	Cover Page
Item 3.	Fee Table and Synopsis	Prospectus Summary; Summary of Trust Expenses
Item 4.	Financial Highlights	Not Applicable
Item 5.	Plan of Distribution	Cover Page; Prospectus Summary; Underwriters
Item 6.	Selling Shareholders	Not Applicable
Item 7.	Use of Proceeds	Use of Proceeds; Prospectus Summary; The Trust’s Investments
Item 8.	General Description of the Registrant	The Trust; The Trust’s Investments; Risks; Description of Capital Structure; Anti- Takeover Provisions in the Agreement and Declaration of Trust; Closed-End Trust Structure;
Item 9.	Management	Management of the Trust; Custodian and Transfer Agent; Trust Expenses
Item 10.	Capital Stock, Long-Term Debt, and Other Securities	Description of Capital Structure; Distributions; Dividend Reinvestment Plan; Anti-Takeover Provisions in the Agreement and Declaration of Trust; Tax Matters
Item 11.	Defaults and Arrears on Senior Securities	Not Applicable
Item 12.	Legal Proceedings	Not Applicable
Item 13.	Table of Contents of the Statement of Additional Information	Table of Contents for the Statement of Additional Information
Part B — Statement of Additional Information
Item 14.	Cover Page	Cover Page
Item 15.	Table of Contents	Cover Page
Item 16.	General Information and History	Not Applicable
Item 17.	Investment Objective and Policies	Investment Objectives and Restrictions; Investment Policies and Techniques; Other Investment Policies and Techniques; Portfolio Transactions
Item 18.	Management	Management of the Trust; Portfolio Transactions and Brokerage
Item 19.	Control Persons and Principal Holders of Securities	Not Applicable
Item 20.	Investment Advisory and Other Services	Management of the Trust for the Prospectus and Statement of Additional Information; Experts
Item 21.	Portfolio Managers	Management of the Trust
Item 22.	Brokerage Allocation and Other Practices	Portfolio Transactions and Brokerage
Item 23.	Tax Status	Tax Matters; Distributions
Item 24.	Financial Statements	Financial Statements; Independent Auditors’ Report
Part C — Other Information
Items 25-34 have been answered in part C of this Registration Statement

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JUNE 20, 2006
Shares
Highland Credit Strategies Fund
COMMON SHARES

Highland Credit Strategies Fund (the “Trust”) is offering                 common shares of beneficial interest. This is the initial public offering of the Trust’s common shares, and no public market exists for its common shares.
Investment Objectives. Highland Credit Strategies Fund is a newly organized, non-diversified, closed-end management investment company. The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust will pursue its objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. Additionally, within the categories of obligations and securities in which the Trust may invest, Highland Capital Management, L.P., the Trust’s investment adviser (“Highland” or the “Investment Adviser”), may employ various trading strategies, including but not limited to, capital structure arbitrage, pair trades and shorting. The Trust may also invest in these categories of obligations and securities through the use of derivatives. Highland will seek to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations. Under normal market conditions, at least 80% of the Trust’s assets will be invested in one or more of these principal investment categories. Subject only to this general guideline, Highland has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus. A significant portion of the Trust’s assets may be invested in securities rated below investment grade, which are commonly referred to as “junk securities.” The Investment Adviser does not anticipate a high correlation between the performance of the Trust’s portfolio and the performance of the corporate bond and equity markets. There can be no assurance that the Trust’s investment objectives will be achieved.
     (continued on top of next page)
No Prior History. Because the Trust is newly organized, the Trust’s shares have no history of public trading. Shares of closed-end investment companies frequently trade at a discount from their net asset value, which may increase investors’ risk of loss. This risk may be greater for investors expecting to sell their shares in a relatively short period after completion of the public offering. The Trust anticipates that its common shares will be listed on the New York Stock Exchange under the symbol “HCF.”

Before buying any common shares, you should read the discussion of the material risks of investing in the Trust in “Principal Risks of the Trust” beginning on page 40 of this prospectus. Certain of the risks are summarized in “Prospectus Summary— Principal Risks of the Trust” beginning on page 5.

PRICE $20.00 A SHARE

Estimated
	Price to	Sales	Offering	Proceeds
	Public	Load(2)	Expenses(3),(4)	to Trust(5)

Per Share	$20.00	$0.90	$0.12	$18.98
Total(1)	$	$	$	$

(1)	The Trust has granted the underwriters an option to purchase up to additional common shares at the price to public, less the sales load, within 45 days of the date of this prospectus solely to cover over-allotments, if any. If such option is exercised in full, the total price to public, sales load, estimated offering expenses and proceeds to the Trust will be $ , $ , $ and $ , respectively. See “Underwriters.”

(2)	Highland Capital Management, L.P. will pay a marketing and structuring fee to Morgan Stanley & Co. Incorporated calculated at 1.25% of the aggregate price to public of the common shares sold by Morgan Stanley & Co. Incorporated, including over-allotted shares. This fee is not included in this column. See “Underwriters — Additional Compensation to Be Paid by Investment Adviser.”

(3)	Estimated offering expenses in this column include all of the estimated expenses (including underwriting discounts, commissions and legal expenses) of the Preferred Share offering which is expected to occur soon after the completion of this offering, as described under “Prospectus Summary — Preferred Shares and Borrowings.” Such Preferred Share offering expenses are estimated to be approximately $1.2 million in total, or $0.08 per common share sold by the Trust in this offering, assuming approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering and 15,000,000 common shares are issued in this offering. Estimated offering expenses in this column also include reimbursement to Highland by the Trust for expenses incurred by Highland in connection with this offering. The marketing and structuring fee referred to in footnote 2 is not reimbursable to Highland, and therefore estimated offering expenses do not include this fee. Estimated offering expenses do not include the costs and expenses, if any, of borrowings from a credit facility. See “Underwriters.”

(4)	Offering expenses paid by the Trust (other than the sales load and the Preferred Share offering expenses referred to in footnote 3), including expenses reimbursed by the Trust to Highland, will not exceed $0.04 per common share sold by the Trust in this offering. If the offering expenses referred to in the preceding sentence exceed this amount, Highland will pay the excess. The aggregate offering expenses (excluding the sales load, and excluding any Preferred Share offering expenses, but including expenses reimbursed to Highland) to be incurred by the Trust are estimated to be $600,000 in total, or $0.04 per common share sold by the Trust in this offering, assuming 15,000,000 common shares are issued in this offering. See “Underwriters.”

(5)	Proceeds to the Trust are calculated after total of other expenses of issuance and distribution.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the common shares to purchasers on or about                , 2006.

MORGAN STANLEY

E*TRADE FINANCIAL	OPPENHEIMER & CO., INC.	ROBERT W. BAIRD & CO.

STEPHENS INC.	WELLS FARGO SECURITIES
                  , 2006

(continued from top of previous page)
Investment Policies and Strategies. Under normal market conditions, the Investment Adviser will employ, on behalf of the Trust, investment strategies across various markets in which the Investment Adviser holds significant investment experience: primarily the leveraged loan, high yield, structured product and stressed and distressed markets. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus.
The Investment Adviser looks to implement selected trading strategies to exploit pricing inefficiencies across the credit markets, or debt markets, and within an individual issuer’s capital structure. The Trust seeks to vary its investments by strategy, industry, security type and credit market, but reserves the right to re-position its portfolio among these criteria depending on market dynamics. The Investment Adviser manages interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate.
The multi-strategy investment program to be implemented by the Trust will allow the Investment Adviser to assess what it considers to be the best opportunities across multiple markets and to adjust quickly the Trust’s trading strategies and market focus to changing conditions. The Investment Adviser intends to focus primarily on the U.S. marketplace, but may pursue opportunities in the non-U.S. credit or securities markets by investing up to 20% of the Trust’s assets in non-U.S. credit or securities market investments.
Within the categories of obligations and securities in which the Trust may invest, Highland may employ various trading strategies, including but not limited to, capital structure arbitrage, pair trades and shorting. “Capital structure arbitrage” typically involves establishing long and short positions in securities (or their derivatives) at different tiers within an issuer’s capital structure in ratios designed to maintain a generally neutral overall exposure to the issuer while exploiting a pricing inefficiency. Some issuers may also have more than one class of shares or an equivalent vehicle that trades in a different market (e.g., European equities and their American Depository Receipt counterparts). This strategy profits from the disparity in prices between the various related securities in anticipation that over time all tiers and classes will become more efficiently priced relative to one another. “Pair trades” involve the establishment of a long position in one security and a short position in another security at the same time. A pair trade attempts to minimize the effect of larger market trends and emphasizes the performance of one security relative to another.

You should read this prospectus, which contains important information about the Trust, before deciding whether to invest in the common shares, and retain it for future reference. A Statement of Additional Information, dated                     , 2006, containing additional information about the Trust, has been filed with the Securities and Exchange Commission (the “Commission”) and is incorporated by reference in its entirety into this prospectus. You can review the table of contents of the Statement of Additional Information on page 77 of this prospectus. You may request a free copy of the Statement of Additional Information, request the Trust’s annual and semi-annual reports, request information about the Trust and make shareholder inquiries by calling 1-877-665-1287 or by writing to the Trust at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. You may also obtain a copy of the Statement of Additional Information (and other information regarding the Trust) from the Commission’s Public Reference Room in Washington, D.C. by calling 1-202-942-8090. The Commission charges a fee for copies. The Trust does not post a copy of the Statement of Additional Information on its web site because the Trust’s common shares are not continuously offered, which means the Statement of Additional Information will not be updated after completion of this offering and the information contained in the Statement of Additional Information will become outdated. The Trust’s annual and semi-annual reports, when produced, will be available, free of charge, at the Trust’s web site (http://www.highlandfunds.com). You can get the same information free from the Commission’s web site (http://www.sec.gov).

The Trust’s common shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

The underwriters are taking the common shares on a firm commitment basis. The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. See “Underwriters.”

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares. The Trust will amend this prospectus if, during the period that this prospectus is required to be delivered, there are any subsequent material changes.
      Until                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery obligation is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY
      This is only a summary. This summary may not contain all of the information that you should consider before investing in our common shares. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information.
The Trust
      Highland Credit Strategies Fund is a newly organized, non-diversified, closed-end management investment company. Throughout this prospectus, we refer to Highland Credit Strategies Fund simply as the “Trust” or as “we,” “us” or “our.” See “The Trust.”
The Offering
      The Trust is offering                     common shares of beneficial interest at $20.00 per share through a group of underwriters led by Morgan Stanley & Co. Incorporated. The common shares of beneficial interest are called “common shares” in the rest of this prospectus. You must purchase at least 100 common shares ($2,000) in order to participate in this offering. The Trust has given the underwriters an option to purchase up to                                additional common shares to cover over-allotments, if any. Highland has agreed to pay (i) the Trusts’s organizational expenses and (ii) the offering expenses (other than the sales load and the expenses of the Preferred Share offering which is expected to occur soon after the completion of this offering, as described under “— Preferred Shares and Borrowings”) that exceed $0.04 per common share. See “Underwriters.”
Who May Want to Invest
      Investors should consider their own investment goals, time horizon and risk tolerance before investing in the Trust. An investment in the Trust may not be appropriate for all investors and is not intended to be a complete investment program. The Trust may be an appropriate investment for you if you are seeking:

•	Current income and capital appreciation

•	The opportunity for attractive total returns and potential for capital appreciation

•	Low correlation with corporate bond and equity markets

•	Exposure to credit investment opportunities through a multi-strategy investment approach

•	Access to an experienced portfolio management team

•	Flexibility to opportunistically reposition the Trust based on market conditions
      However, keep in mind you will need to assume the risks. See “Principal Risks of the Trust.”
Investment Objectives
      The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust will pursue its objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. Additionally, within the categories of obligations and securities in which the Trust may invest, Highland may employ various trading strategies, including but not limited to, capital structure arbitrage, pair trades and shorting. The Trust may also invest in these categories of obligations and securities through the use of derivatives. Highland will seek to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations. Under normal market conditions, at least 80% of the Trust’s assets will be invested in one or more of these principal investment categories. Subject only to this general guideline, the Investment Adviser, has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus. A significant portion of the Trust’s assets may be invested in securities rated below investment grade, which are commonly referred to as “junk securities.” The Investment Adviser does not anticipate a high correlation between the performance of the Trust’s portfolio and the performance of the corporate bond and equity markets. The investment objectives may be changed without shareholder approval. There can be no assurance that the Trust’s investment objectives will be achieved. See “The Trust’s Investments-Investment Objectives and Policies.”
Investment Policies and Strategies
      Under normal market conditions, the Investment Adviser will employ, on behalf of the Trust, investment strategies across various markets in which the Investment Adviser holds significant investment experience: primarily the leveraged loan, high yield, structured products and stressed and distressed markets. Highland makes investment decisions based on quantitative analysis, which employs sophisticated, data-intensive models to drive the investment process. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus.
      The Investment Adviser looks to implement selected trading strategies to exploit pricing inefficiencies across the credit markets, or debt markets, and within an individual issuer’s capital structure. The Trust seeks to vary its investments by strategy, industry, security type and credit market, but reserves the right to re-position its portfolio among these criteria depending on market dynamics, and thus the Investment Adviser anticipates that the Trust will experience high portfolio turnover. The Investment Adviser manages interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate.
      The multi-strategy investment program to be implemented by the Trust will allow the Investment Adviser to assess what it considers to be the best opportunities across multiple markets and to adjust quickly the Trust’s trading strategies and market focus to changing conditions. The Investment Adviser intends to focus primarily on the U.S. marketplace, but may pursue opportunities in the non-U.S. credit or securities markets by investing up to 20% of the Trust’s assets in non-U.S. credit or securities market investments.
      The Investment Adviser believes that the Trust will benefit from Highland’s industry-focused investment staff and specialist trading skills as well as its years of investment experience (since 1993) in leveraged loan, high yield, structured products and stressed and distressed markets. In finding opportunities, the Investment Adviser looks to utilize its investment staff of approximately seventy-nine (79) credit investment professionals who actively monitor approximately 1,200 companies. Their monitoring of the market and existing positions assists the Investment Adviser in obtaining timely and high-quality information on prospective investments. Additionally, the Investment Adviser has senior professionals that focus on individual credit markets, such as the stressed and distressed or structured products segments. This broad staff of industry, product and market specialists differentiates the Investment Adviser from numerous other funds’ other investment advisers that rely on a limited number of investment professionals working in a more generalist capacity. The Investment Adviser believes that credit investing is a due-diligence intensive process that requires long-term committed resources to industry, product and market specialization so that investment decisions are proactive as opposed to reactive in nature.
      The Trust will invest and trade in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments as well as financial derivatives. Investments may include investments in stressed and distressed positions, which may include publicly-traded debt and equity securities, obligations which were privately placed with banks, insurance companies and other lending institutions, trade claims, accounts receivable and any other form of obligation recognized as a claim in a bankruptcy or workout process. The Trust may invest in securities traded in foreign countries and denominated in foreign currencies.
      As part of its investment program, the Trust may invest, from time to time, in debt or synthetic instruments that are sold in direct placement transactions between their issuers and their purchasers and that are neither listed on an exchange, nor traded over the counter. The Trust may also receive equity or equity-related securities in connection with a workout transaction or may invest directly in equity securities.
      The Trust may employ currency hedges (either in the forward or options markets) in certain circumstances to reduce currency risk and may engage in other derivative transactions for hedging purposes or to enhance total return. The Trust may also lend securities and engage in short sales of securities. The Trust plans to employ leverage in the form of Preferred Shares (as defined below under “— Preferred Shares and Borrowings”), borrowing from a credit facility or both, and the Trust may invest in the securities of companies whose capital structures are highly leveraged.
      From time to time, the Investment Adviser may also invest a portion of the Trust’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations to enable the Trust to make investments quickly and to serve as collateral with respect to certain of its investments. A greater percentage of Trust assets may be invested in such obligations if the Investment Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions. From time to time cash balances in the Trust’s brokerage account may be placed in a money market fund. See “The Trust’s Investments— Investment Objectives and Policies” and “The Trust’s Investments— Investment Philosophy.”
Investment Adviser and Administrator
      Highland is the investment adviser and administrator. As of March 31, 2006, Highland managed approximately $24.5 billion in assets on behalf of investors around the world. In return for its advisory services, the Investment Adviser will receive an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets (the “Advisory Fee”). In return for its administration services, Highland will receive an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of Managed Assets. The Trust’s “Managed Assets” means the total assets of the Trust, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objectives and policies, and/or (iv) any other means. Highland, at its own expense, has the authority to engage both a sub-adviser and a sub-administrator, each of which may be an affiliate of Highland. See “Management of the Trust— Investment Adviser” and “Management of the Trust— Administrator/ Sub-Administrator.”
      Potential Conflicts of Interest. If the Trust employs leverage, the Investment Adviser will benefit because the Trust’s Managed Assets will increase with leverage. Furthermore, the Investment Adviser will also benefit to the extent that the Trust’s Managed Assets are derived from the reinvested collateral received on portfolio securities loaned. See “Management of the Trust — Investment Adviser.”
Preferred Shares and Borrowings
      During its first full year of operations, the Trust intends to employ leverage (through the issuance of preferred shares of beneficial interest (“Preferred Shares”), borrowing of money or a combination) at the time the leverage is incurred in amount up to 30% of the Trust’s total assets (including the proceeds of all such leverage). Thereafter total leverage of the Trust is expected to range between 20% to 50% of the Trust’s Managed Assets. The Trust may borrow from banks and other financial institutions.
      The Trust currently intends to issue Preferred Shares approximately one to six months following the completion of this offering. The issuance of Preferred Shares will leverage your investment in common shares. If the Trust offers Preferred Shares, costs of that offering will be borne immediately by common shareholders and result in a reduction of the net asset value of the common shares estimated to be $0.08 per common share assuming approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering and 15,000,000 common shares are issued in this offering. See “— Summary of Trust Expenses.” Any issuance of Preferred Shares, commercial paper, notes or other types of borrowing will have seniority over the common shares.
      Any Preferred Shares issued by the Trust will pay dividends based on short-term rates, which will be reset frequently. Borrowings may be at a fixed or floating rate and generally will be based on short-term rates. So long as the rate of return, net of applicable Trust expenses, on the Trust’s portfolio investments purchased with leverage exceeds the Preferred Share dividend rate, as reset periodically, or the interest rate on any borrowings, the Trust will generate more return or income than will be needed to pay such dividends or interest payments. In this event, the excess will be available to pay higher dividends to holders of common shares. When leverage is employed, the net asset value and market price of the common shares and the yield to holders of common shares will be more volatile. Leverage creates a greater risk of loss, as well as a potential for more gain, for the common shares than if leverage is not used. The Trust’s leveraging strategy may not be successful. See “Principal Risks of the Trust— Leverage Risk.”
Distributions
      Commencing with the Trust’s initial dividend, the Trust intends to make regular monthly cash dividends of all or substantially all of its investment company taxable income to common shareholders. Subject to market conditions, we expect to declare the initial monthly dividend on the Trust’s common shares within approximately 45 days after completion of this offering and to pay that initial monthly dividend approximately 60 to 90 days after completion of this offering. The Trust expects to pay common shareholders annually at least 90% of its investment company taxable income. The Trust intends to pay any capital gain distributions annually.
      Various factors will affect the level of the Trust’s current income and current gains, such as its asset mix and the Trust’s use of options. To permit the Trust to maintain more stable monthly dividends and annual distributions, the Trust may from time to time distribute less than the entire amount of income and gains earned in the relevant month or year, respectively. The undistributed income and gains would be available to supplement future distributions. As a result, the distributions paid by the Trust for any particular period may be more or less than the amount of income and gains actually earned by the Trust during the applicable period. Undistributed income and gains will add to the Trust’s net asset value and, correspondingly, distributions from undistributed income and gains and from capital, if any, will be deducted from the Trust’s net asset value. See “Distributions.” Shareholders will automatically have all dividends and distributions reinvested in common shares issued by the Trust or common shares of the Trust purchased in the open market in accordance with the Trust’s Dividend Reinvestment Plan unless an election is made to receive cash. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata portion of brokerage commissions incurred in connection with open market purchases, and participants requesting a sale of securities through the plan agent of the Trust’s Dividend Reinvestment Plan are subject to a sales fee and a brokerage commission. See “Dividend Reinvestment Plan” and “Distributions.”
Listing
      The Trust anticipates that its common shares will be listed on the New York Stock Exchange under the symbol “HCF.”
Custodian and Transfer Agent
      PFPC Trust Company, located at 8800 Tinicum Blvd., 4th Floor, Philadelphia, PA 19153, will serve as custodian for the Trust, and in such capacity, will maintain certain financial and accounting books and records pursuant to an agreement with the Trust. PFPC, Inc., located at 301 Bellevue Parkway, Wilmington, Delaware 19809, will serve as the Trust’s transfer agent. See “Custodian and Transfer Agent.”
Market Price of Shares
      Common shares of closed-end investment companies frequently trade at prices lower than their net asset value. The Trust cannot assure you that its common shares will trade at a price higher than or equal to net asset value. The Trust’s net asset value will be reduced immediately following this offering by the sales load and the amount of the offering costs paid by the Trust. See “Use of Proceeds.” In addition to net asset value, the market price of the Trust’s common shares may be affected by such factors as dividend levels, which are in turn affected by expenses, dividend stability, liquidity and market supply and demand. See “Principal Risks of the Trust” and “Description of Capital Structure” in this prospectus and “Repurchase of Common Shares” in the Statement of Additional Information. The common shares are designed primarily for long-term investors, and you should not purchase common shares of the Trust if you intend to sell them shortly after purchase.
Principal Risks of the Trust
      The following is a summary of some of the risks associated with an investment in the Trust’s common shares. Investors should also refer to “Principal Risks of the Trust” in this prospectus for a more detailed explanation of the risks associated with investing in the Trust’s common shares.
      No Operating History. The Trust is a newly organized, non-diversified, closed-end management investment company with no operating history.
      Investment and Market Discount Risk. An investment in the Trust’s common shares is subject to investment risk, including the possible loss of the entire amount that you invest. As with any stock, the price of the Trust’s shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Net asset value will be reduced immediately following the initial offering by 4.50% (the amount of the sales load) and offering expenses paid by the Trust (estimated to be an additional 0.20%), excluding the estimated expenses of the Preferred Share offering which is expected to occur soon after the completion of this offering, described above under “— Preferred Shares and Borrowings”. Any Preferred Share offering and the costs and expenses of any borrowing would result in further dilution, as described above under “— Preferred Shares and Borrowings.” Common shares are designed for long-term investors and should not be treated as trading vehicles. Shares of closed-end management investment companies frequently trade at a discount to their net asset value. The Trust’s shares may trade at a price that is less than the initial offering price. This risk may be greater for investors who sell their shares in a relatively short period of time after completion of the initial offering.
      Risks of Non-Diversification and Other Focused Strategies. While the Investment Adviser will invest in a number of fixed-income and equity instruments issued by different issuers and plans to employ multiple investment strategies with respect to the Trust’s portfolio, it is possible that a significant amount of the Trust’s investments could be invested in the instruments of only a few companies or other issuers or that at any particular point in time one investment strategy could be more heavily weighted than the others. The focus of the Trust’s portfolio in any one issuer would subject the Trust to a greater degree of risk with respect to defaults by such issuer or other adverse events affecting that issuer, and the focus of the portfolio in any one industry or group of industries (but not to the extent of 25% of the Trust’s total assets) would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry. The focus of the Trust’s portfolio in any one investment strategy would subject the Trust to a greater degree of risk than if the Trust’s portfolio were varied in its investments with respect to several investment strategies.
      Illiquidity of Investments. The investments made by the Trust may be very illiquid, and consequently, the Trust may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their fair value or the amount paid for such investments by the Trust. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Trust and other factors. Furthermore, the nature of the Trust’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Trust’s portfolio that can be invested in illiquid securities.
      Risks of Investing in Senior Loans. Senior loans, such as bank loans, are typically at the most senior level of the capital structure, and are sometimes secured by specific collateral, including, but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor or its affiliates. A portion of the Trust’s investments may consist of loans and participations therein originated by banks and other financial institutions, typically referred to as “bank loans.” The Trust’s investments may include loans of a type generally incurred by borrowers in connection with highly leveraged transactions, often to finance internal growth, acquisitions, mergers or stock purchases, or for other reasons. As a result of the additional debt incurred by the borrower in the course of the transaction, the borrower’s creditworthiness is often judged by the rating agencies to be below investment grade. Such loans are typically private corporate loans which are negotiated by one or more commercial banks or financial institutions and syndicated among a group of commercial banks and financial institutions. In order to induce the lenders to extend credit and to offer a favorable interest rate, the borrower often provides the lenders with extensive information about its business which is not generally available to the public.
      Bank loans often contain restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of lenders to receive timely payments of principal and interest. Such covenants may include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Bank loans usually have shorter terms than subordinated obligations and may require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities. The bank loans and other debt obligations to be acquired by the Trust are likely to be below investment grade.
      The Trust may acquire interests in bank loans and other debt obligations either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution, and, in any event, the Trust may not be able unilaterally to enforce all rights and remedies under the loan and any associated collateral. A participation interest in a portion of a debt obligation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Trust generally will have no right to enforce compliance by the borrower with neither the terms of the loan agreement nor any rights of setoff against the borrower, and the Trust may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Trust will be exposed to the credit risk of both the borrower and the institution selling the participation.
      Purchasers of bank loans are predominantly commercial banks, investment trusts and investment banks. As secondary market trading volumes increase, new bank loans frequently adopt standardized documentation to facilitate loan trading which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, the limited universe of eligible purchasers and the private syndication of the loan, bank loans are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the bank loan market has been small relative to the high-yield debt market.
      Second Lien Loans Risk. Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. See “Non-Investment Grade Securities Risk.” However, second lien loans are second in right of payment to senior loans and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.
      Other Secured Loans Risk. Secured loans other than senior loans and second lien loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. However, such loans may rank lower in right of payment than any outstanding senior loans and second lien loans of the borrower and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the higher ranking secured obligations of the borrower. Lower ranking secured loans are expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in lower ranking secured loans, which would create greater credit risk exposure.
      Unsecured Loans Risk. Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans have lower priority in right of payment to any higher ranking obligations of the borrower and are not backed by a security interest in any specific collateral, they are subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower. Unsecured loans are expected to have greater price volatility than senior loans, second lien loans and other secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.
      Risks of Investing in Obligations of Stressed, Distressed and Bankrupt Issuers. The Trust is authorized to invest in the securities and other obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. There is no limit on the amount of the Trust’s portfolio that can be invested in stressed, distressed or bankrupt issuers, and the Trust may invest for purposes of control. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.
      There are a number of significant risks inherent in the bankruptcy process. First, many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. While creditors are generally given an opportunity to object to significant actions, there can be no assurance that a bankruptcy court in the exercise of its broad powers would not approve actions that would be contrary to the interests of the Trust. Second, a bankruptcy filing by an issuer may adversely and permanently affect the issuer. The issuer may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. Fourth, the administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. For example, if a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Fifth, bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization. Because the standard for classification is vague, there exists the risk that the Trust’s influence with respect to the class of securities or other obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. Sixth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Seventh, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Eighth, certain claims that have priority by law (for example, claims for taxes) may be substantial.
      In any investment involving stressed and distressed debt obligations, there exists the risk that the transaction involving such debt obligations will be unsuccessful, take considerable time or will result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Trust’s purchase price of such debt obligations. Furthermore, if an anticipated transaction does not occur, the Trust may be required to sell its investment at a loss. Given the substantial uncertainties concerning transactions involving stressed and distressed debt obligations in which the Trust invests, there is a potential risk of loss by the Trust of its entire investment in any particular investment.
      Investments in companies operating in workout modes or under Chapter 11 of the Bankruptcy Code are also, in certain circumstances, subject to certain additional liabilities which may exceed the value of the Trust’s original investment in a company. For example, under certain circumstances, creditors who have inappropriately exercised control over the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. The Investment Adviser’s active management style may present a greater risk in this area than would a more passive approach. In addition, under certain circumstances, payments to the Trust and distributions by the Trust or payments on the debt may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential payment.
      The Investment Adviser on behalf of the Trust may participate on committees formed by creditors to negotiate with the management of financially troubled companies that may or may not be in bankruptcy or may negotiate directly with debtors with respect to restructuring issues. If the Trust does choose to join a committee, the Trust would likely be only one of many participants, all of whom would be interested in obtaining an outcome that is in their individual best interests. There can be no assurance that the Trust would be successful in obtaining results most favorable to it in such proceedings, although the Trust may incur significant legal and other expenses in attempting to do so. As a result of participation by the Trust on such committees, the Trust may be deemed to have duties to other creditors represented by the committees, which might thereby expose the Trust to liability to such other creditors who disagree with the Trust’s actions. Participation by the Trust on such committees may cause the Trust to be subject to certain restrictions on its ability to trade in a particular investment and may also make the Trust an “insider” or an “underwriter” for purposes of the federal securities laws. Either circumstance will restrict the Trust’s ability to trade in or acquire additional positions in a particular investment when it might otherwise desire to do so.
      Risks of Investing in High-Yield Securities. A portion of the Trust’s investments will consist of investments that may generally be characterized as “high-yield securities” or “junk securities.” Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the below investment grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.
      High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Trust may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.
      The Trust is authorized to invest in obligations of issuers which are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.
      High-yield securities purchased by the Trust will be subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Trust may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.
      Insolvency Considerations with Respect to Issuers of Debt Obligations. Various laws enacted for the protection of creditors may apply to the debt obligations held by the Trust. The information in this paragraph is applicable with respect to U.S. issuers subject to United States bankruptcy laws. Insolvency considerations may differ with respect to other issuers. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of a debt obligation, such as a trustee in bankruptcy, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the debt obligation and, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness constituting the debt obligation or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of a debt obligation, payments made on such debt obligation could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. Similarly, a court might apply the doctrine of equitable subordination to subordinate the claim of a lending institution against an issuer, to claims of other creditors of the borrower, when the lending institution, another investor, or any of their transferees, is found to have engaged in unfair, inequitable, or fraudulent conduct. In general, if payments on a debt obligation are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the Trust) or from subsequent transferees of such payments (such as the investors in the Trust). To the extent that any such payments are recaptured from the Trust the resulting loss will be borne by the investors. However, a court in a bankruptcy or insolvency proceeding would be able to direct the recapture of any such payment from such a recipient or transferee only to the extent that such court has jurisdiction over such recipient or transferee or its assets. Moreover, it is likely that avoidable payments could not be recaptured directly from any such recipient or transferee that has given value in exchange for its note, in good faith and without knowledge that the payments were avoidable. Although the Investment Adviser will seek to avoid conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination, these determinations are made in hindsight, and, in any event, there can be no assurance as to whether any lending institution or other investor from which the Trust acquired the debt obligations engaged in any such conduct (or any other conduct that would subject the debt obligations and the issuer to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Trust.
      Risks of Investing in Stressed, Distressed or Bankrupt Companies. The Trust may invest in companies that are stressed, in distress, or bankrupt. As such, they are subject to a multitude of legal, industry, market, economic and governmental forces that make analysis of these companies inherently difficult. Further, the Investment Adviser relies on company management, outside experts, market participants and personal experience to analyze potential investments for the Trust. There can be no assurance that any of these sources will prove credible, or that the Investment Adviser’s analysis will produce conclusions that lead to profitable investments.
      Leverage Risk. The Trust intends to use leverage through the issuance of Preferred Shares, borrowings from a credit facility or both. The use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested, either through the issuance of Preferred Shares, borrowing or other forms of market exposure, magnifies both the favorable and unfavorable effects of price movements in the investments made by the Trust. Insofar as the Trust employs leverage in its investment operations, the Trust will be subject to substantial risks of loss.

•	Preferred Share Risk. Preferred Share risk is the risk associated with the issuance of the Preferred Shares to leverage the common shares. As described above under “—Preferred Shares and Borrowings,” the Trust intends to issue Preferred Shares. If Preferred Shares are issued, the net asset value and market value of the common shares will be more volatile, and the yield to the holders of common shares will tend to fluctuate with changes in the shorter-term dividend rates on the Preferred Shares. If the dividend rate on the Preferred Shares approaches the net rate of return on the Trust’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate on the Preferred Shares exceeds the net rate of return on the Trust’s portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Trust had not issued Preferred Shares.

In addition, the Trust will pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the Preferred Shares, including higher advisory fees. Accordingly, the Trust cannot assure you that the issuance of Preferred Shares will result in a higher yield or return to the holders of the common shares. Costs of the offering of Preferred Shares, estimated to be approximately 1.49% of the total dollar amount of the Preferred Share offering, will be borne immediately by the Trust’s common shareholders and result in a reduction of net asset value of the common shares. The percentage assumes approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering and 15,000,000 common shares are issued in this offering.

Similarly, any decline in the net asset value of the Trust’s investments will be borne entirely by the holders of common shares. Therefore, if the market value of the Trust’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Trust were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. The Trust might be in danger of failing to maintain the required asset coverage of the Preferred Shares or of losing its ratings on the Preferred Shares or, in an extreme case, the Trust’s current investment income might not be sufficient to meet the dividend requirements on the Preferred Shares. In order to counteract such an event, the Trust might need to liquidate investments in order to fund a redemption of some or all of the Preferred Shares. Liquidation at times of low municipal bond prices may result in capital loss and may reduce returns to the holders of common shares.

•	Preferred Shareholders may have Disproportionate Influence over the Trust. If Preferred Shares are issued, holders of Preferred Shares may have differing interests than holders of common shares and holders of Preferred Shares may at times have disproportionate influence over the Trust’s affairs. If Preferred Shares are issued, holders of Preferred Shares, voting separately as a single class, would have the right to elect two members of the board of trustees at all times. The remaining members of the board of trustees would be elected by holders of common shares and Preferred Shares, voting as a single class. The Investment Company Act of 1940 (the “Investment Company Act”) also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the Preferred Shares and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment

Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions.

•	Portfolio Guidelines of Rating Agencies for Preferred Share and/or Credit Facility. In order to obtain and maintain the required ratings of loans from a credit facility, the Trust will be required to comply with investment quality, diversification and other guidelines established by Moody’s and/or S&P or the credit facility, respectively. Such guidelines will likely be more restrictive than the restrictions otherwise applicable to the Trust as described in this prospectus or in the Statement of Additional Information. The Trust does not anticipate that such guidelines would have a material adverse effect on the Trust’s holders of common shares or its ability to achieve its investment objectives. The Trust anticipates that any Preferred Shares that it issues would be initially given the highest ratings by Moody’s (“Aaa”) or by S&P (“AAA”), but no assurance can be given that such ratings will be obtained. No minimum rating is required for the issuance of Preferred Shares by the Trust. Moody’s and S&P receive fees in connection with their ratings issuances.

•	Credit Facility. In the event the Trust leverages through borrowings, the Trust may enter into definitive agreements with respect to a credit facility. The Trust may negotiate with commercial banks to arrange a credit facility pursuant to which the Trust would be entitled to borrow an amount equal to approximately one-third of the Trust’s total assets (inclusive of the amount borrowed) offered hereby. Any such borrowings would constitute financial leverage. Such a facility is not expected to be convertible into any other securities of the Trust. Any outstanding amounts are expected to be prepayable by the Trust prior to final maturity without significant penalty, and there are not expected to be any sinking fund or mandatory retirement provisions. Outstanding amounts would be payable at maturity or such earlier times as required by the agreement. The Trust may be required to prepay outstanding amounts under the facility or incur a penalty rate of interest in the event of the occurrence of certain events of default. The Trust would be expected to indemnify the lenders under the facility against liabilities they may incur in connection with the facility. The Trust may be required to pay commitment fees under the terms of any such facility. With the use of borrowings, there is a risk that the interest rates paid by the Trust on the amount it borrows will be higher than the return on the Trust’s investments.

The Trust expects that such a credit facility would contain covenants that, among other things, likely will limit the Trust’s ability to: (i) pay dividends in certain circumstances, (ii) incur additional debt and (iii) change its fundamental investment policies and engage in certain transactions, including mergers and consolidations. In addition, it may contain a covenant requiring asset coverage ratios in addition to those required by the Investment Company Act. The Trust may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Trust expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Trust will enter into an agreement for a credit facility on terms and conditions representative of the foregoing or that additional material terms will not apply. In addition, if entered into, any such credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of Preferred Shares.
      Common Stock Risk. The Trust will have exposure to common stocks. Although common stocks have historically generated higher average total returns than fixed income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and in recent years have significantly under-performed relative to debt securities. Therefore, the Trust’s exposure to common stocks could result in worse performance than would be the case had the Trust been invested solely in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Trust. Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Trust has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
      Dividend Risk. Dividends on common stock are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common stocks in which the Trust invests will declare dividends in the future or that if declared they will remain at current levels or increase over time. See “Principal Risks of the Trust—Dividend Risk.”
      Small and Mid-Cap Securities Risk. The Trust may invest in companies with small or medium capitalizations. Securities issued by smaller and medium companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a smaller or medium company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller or medium company’s security price than is the case for a larger company. In addition, smaller or medium company securities may not be well known to the investing public.
      Non-U.S. Securities Risk. The Trust may invest up to 20% of its total assets in non-U.S. securities, including emerging market securities. Investing in non-U.S. securities involves certain risks not involved in domestic investments, including, but not limited to: (i) fluctuations in foreign exchange rates; (ii) future foreign economic, financial, political and social developments; (iii) different legal systems; (iv) the possible imposition of exchange controls or other foreign governmental laws or restrictions; (v) lower trading volume; (vi) much greater price volatility and illiquidity of certain non-U.S. securities markets; (vii) different trading and settlement practices; (viii) less governmental supervision; (ix) changes in currency exchange rates; (x) high and volatile rates of inflation; (xi) fluctuating interest rates; (xii) less publicly available information; and (xiii) different accounting, auditing and financial recordkeeping standards and requirements.
      Certain countries in which the Trust may invest, especially emerging market countries, historically have experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. These risks are especially evident in the Middle East and West Africa. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. In addition, with respect to certain foreign countries, there is a risk of: (i) the possibility of expropriation or nationalization of assets; (ii) confiscatory taxation; (iii) difficulty in obtaining or enforcing a court judgment; (iv) economic, political or social instability; and (v) diplomatic developments that could affect investments in those countries.
      Because the Trust will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Trust and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value or current income could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. Certain investments in non-U.S. securities also may be subject to foreign withholding taxes. These risks often are heightened for investments in smaller, emerging capital markets. In addition, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as: (i) growth of gross domestic product; (ii) rates of inflation; (iii) capital reinvestment; (iv) resources; (v) self-sufficiency; and (vi) balance of payments position.
      As a result of these potential risks, Highland may determine that, notwithstanding otherwise favorable investment criteria, it may not be practicable or appropriate to invest in a particular country. The Trust may invest in countries in which foreign investors, including Highland, have had no or limited prior experience.
      Emerging Markets Risk. The Trust may invest up to 20% of its total assets in securities of issuers based in emerging markets. Investing in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of non-U.S. issuers to a heightened degree. Emerging market countries generally include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Trust’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.
      Foreign Currency Risk. Because the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities owned by the Trust, the unrealized appreciation or depreciation of investments and gains on and income from investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, the Trust may enter into foreign currency transactions in an attempt to enhance total return which may further expose the Trust to the risks of foreign currency movements and other risks.
      Investments in Unseasoned Companies. The Trust may invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth, but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Trust may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies may have substantially greater financial resources than many of the companies in which the Trust may invest.
      Initial Public Offerings (IPOs) Risk. The Trust may invest in shares of companies through IPOs. IPOs and companies that have recently gone public have the potential to produce substantial gains for the Trust, subject to the Trust’s option writing strategy. However, there is no assurance that the Trust will have access to profitable IPOs. The investment performance of the Trust during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Trust is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.
      Securities Lending Risk. The Trust may lend its portfolio securities (up to a maximum of one-third of its total assets) to banks or dealers which meet the creditworthiness standards established by the board of trustees of the Trust. Securities lending is subject to the risk that loaned securities may not be available to the Trust on a timely basis and the Trust may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Trust that occurs during the term of the loan would be borne by the Trust and would adversely affect the Trust’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while the loan is outstanding. These risks may be greater for non-U.S. securities.
      Risks Associated with Options on Securities. There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.
      As the writer of a covered call option, the Trust foregoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline.

As the Trust writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.
      When the Trust writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price minus the put premium. If the option is exercised, the Trust could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise plus the put premium the Trust received when it wrote the option. While the Trust’s potential gain in writing a covered put option is limited to distributions earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Trust risks a loss equal to the entire exercise price of the option minus the put premium.
      Exchange-Listed Option Risks. There can be no assurance that a liquid market will exist when the Trust seeks to close out an option position on an options exchange. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. If the Trust were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.
      The hours of trading for options on an exchange may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily and their value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Trust’s capital appreciation potential on the underlying security.
      Over-the-Counter Option Risk. The Trust may write (sell) unlisted (“OTC” or “over-the-counter”) options, and options written by the Trust with respect to non-U.S. securities, indices or sectors generally will be OTC options. OTC options differ from exchange-listed options in that they are two-party contracts, with exercise price, premium and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-listed options. The counterparties to these transactions typically will be major international banks, broker-dealers and financial institutions. The Trust may be required to treat as illiquid securities being used to cover certain written OTC options. The OTC options written by the Trust will not be issued, guaranteed or cleared by the Options Clearing Corporation. In addition, the Trust’s ability to terminate the OTC options may be more limited than with exchange-traded options. Banks, broker-dealers or other financial institutions participating in such transaction may fail to settle a transaction in accordance with the terms of the option as written. In the event of default or insolvency of the counterparty, the Trust may be unable to liquidate an OTC option position.

      Index Option Risk. The Trust may sell index put and call options from time to time. The purchaser of an index put option has the right to any depreciation in the value of the index below the exercise price of the option on or before the expiration date. The purchaser of an index call option has the right to any appreciation in the value of the index over the exercise price of the option on or before the expiration date. Because the exercise of an index option is settled in cash, sellers of index call options, such as the Trust, cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. The Trust will lose money if it is required to pay the purchaser of an index option the difference between the cash value of the index on which the option was written and the exercise price and such difference is greater than the premium received by the Trust for writing the option. The value of index options written by the Trust, which will be priced daily, will be affected by changes in the value and dividend rates of the underlying common stocks in the respective index, changes in the actual or perceived volatility of the stock market and the remaining time to the options’ expiration. The value of the index options also may be adversely affected if the market for the index options becomes less liquid or smaller. Distributions paid by the Trust on its common shares may be derived in part from the net index option premiums it receives from selling index put and call options, less the cost of paying settlement amounts to purchasers of the options that exercise their options. Net index option premiums can vary widely over the short term and long term.
      Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Trust’s net assets, may decline in value because of changes in interest rates. Generally, debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Trust’s debt security holdings.
      Prepayment Risk. If interest rates fall, the principal on bonds held by the Trust may be paid earlier than expected. If this happens, the proceeds from a prepaid security may be reinvested by the Trust in securities bearing lower interest rates, resulting in a possible decline in the Trust’s income and distributions to shareholders. The Trust may invest in pools of mortgages or other assets issued or guaranteed by private issuers or U.S. government agencies and instrumentalities. Mortgage-related securities are especially sensitive to prepayment risk because borrowers often refinance their mortgages when interest rates drop.
      Asset-Backed Securities Risk. Payment of interest and repayment of principal on asset-backed securities may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. Asset-backed security values may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables or the entities providing the credit enhancement. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return.
      Mortgage-Backed Securities Risk. A mortgage-backed security, which represents an interest in a pool of assets such as mortgage loans, will mature when all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.
      When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the fund’s mortgage-backed securities will result in an unforeseen loss of interest income to the Trust as the Trust may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the price of mortgage-backed securities does not increase as much as other fixed income securities when interest rates fall.
      When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.
      Non-Investment Grade Securities Risk. There is no limit on the amount of the Trust’s portfolio that may be invested in below investment grade securities. Non-investment grade securities are commonly referred to as “junk securities.” Investments in lower grade securities will expose the Trust to greater risks than if the

Trust owned only higher grade debt securities. Because of the substantial risks associated with lower grade securities, you could lose money on your investment in common shares of the Trust, both in the short-term and the long-term. Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade debt securities may be less liquid than that of higher rated debt securities. Adverse conditions could make it difficult at times for the Trust to sell certain securities or could result in lower prices than those used in calculating the Trust’s net asset value.
      Derivatives Risk. Derivative transactions in which the Trust may engage for hedging and speculative purposes or to enhance total return, including engaging in transactions such as options, futures, swaps, foreign currency transactions including forward foreign currency contracts, currency swaps or options on currency and currency futures and other derivatives transactions (“Derivative Transactions”), also involve certain risks and special considerations. Derivative Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Derivative Transactions depends on the Investment Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment or may cause the Trust to hold a security that it might otherwise sell. The use of foreign currency transactions can result in the Trust’s incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes.
      To the extent that the Trust purchases options pursuant to a hedging strategy, the Trust will be subject to the following additional risks. If a put or call option purchased by the Trust is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Trust will lose its entire investment in the option.
      Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Trust might be unable to exercise an option it had purchased. If the Trust were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.
      Market Risk Generally. The profitability of a significant portion of the Trust’s investment program depends to a great extent upon correctly assessing the future course of the price movements of securities and other investments and the movements of interest rates. There can be no assurance that the Investment Adviser will be able to predict accurately these price and interest rate movements. With respect to the investment strategies the Trust may utilize, there will be a high degree of market risk.
      Reinvestment Risk. The Trust reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Trust receives upon the maturity or sale of a portfolio security.
      Timing Risk. Many agency, corporate and municipal bonds, and most mortgage-backed securities, contain a provision that allows the issuer to “call” all or part of the issue before the bond’s maturity date often after 5 or 10 years. The issuer usually retains the right to refinance the bond in the future if market interest rates decline below the coupon rate. There are three disadvantages to the call provision. First, the cash flow pattern of a callable bond is not known with certainty. Second, because an issuer is more likely to call the bonds when interest rates have dropped, the Trust is exposed to reinvestment rate risk, i.e., the Trust may have to reinvest at lower interest rates the proceeds received when the bond is called. Finally, the capital appreciation potential of a bond will be reduced because the price of a callable bond may not rise much above the price at which the issuer may call the bond.
      Inflation Risk. Inflation risk results from the variation in the value of cash flows from a security due to inflation, as measured in terms of purchasing power. For example, if the Trust purchases a bond in which it can realize a coupon rate of 5%, but the rate of inflation increases from 2% to 6%, then the purchasing power of the cash flow has declined. For all but adjustable bonds or floating rate bonds, the Trust is exposed to inflation risk because the interest rate the issuer promises to make is fixed for the life of the security. To the extent that interest rates reflect the expected inflation rate, floating rate bonds have a lower level of inflation risk.
      Arbitrage Risks. The Trust will engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Investment Adviser will be able to hedge the Trust’s portfolio in the manner necessary to employ successfully the Trust’s strategy.
      Short Sales Risk. Short sales by the Trust that are not made “against the box” theoretically involve unlimited loss potential since the market price of securities sold short may continuously increase. Short selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the Trust to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, since the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The Trust may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, the Trust might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales.
      Risks of Investing in Structured Finance Securities. A portion of the Trust’s investments may consist of equipment trust certificates, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Trust may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.
      Risks of Investing in Preferred Securities. There are special risks associated with investing in preferred securities, including:

•	Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Trust owns a preferred security that is deferring its distributions, the Trust may be required to report income for tax purposes although it has not yet received such income.

•	Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•	Limited Voting Rights. Generally, preferred security holders have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of trustees to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.
      Risks of Investing in Synthetic Securities. In addition to credit risks associated with holding non-investment grade loans and high-yield debt securities, with respect to synthetic securities the Trust will usually have a contractual relationship only with the counterparty of such synthetic securities, and not the Reference Obligor (as defined below) on the Reference Obligation (as defined below). The Trust generally will have no right to directly enforce compliance by the Reference Obligor with the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor have any voting rights with respect to the Reference Obligation. The Trust will not benefit directly from any collateral supporting the Reference Obligation or have the benefit of the remedies on default that would normally be available to a holder of such Reference Obligation. In addition, in the event of insolvency of its counterparty, the Trust will be treated as a general creditor of such counterparty and will not have any claim with respect to the credit risk of the counterparty as well as that of the Reference Obligor. As a result, an overabundance of synthetic securities with any one counterparty subjects the notes to an additional degree of risk with respect to defaults by such counterparty as well as by the Reference Obligor. The Investment Adviser may not perform independent credit analyses of the counterparties, any such counterparty, or an entity guaranteeing such counterparty, individually or in the aggregate. A “Reference Obligation” is the debt security or other obligation upon which the synthetic security is based. A “Reference Obligor” is the obligor on a Reference Obligation. There is no maximum amount of Trust’s assets that may be invested in these securities.
      Valuation Risk. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.
      Exemptive Relief Consideration. The Investment Adviser expects to apply to the Commission for exemptive relief to enable the registered investment companies advised by the Investment Adviser, including the Trust, to co-invest with other accounts and funds managed by the Investment Adviser and its affiliates in certain privately placed securities and other situations. There are no assurances that the Investment Adviser will receive the requested relief. If such relief is not obtained and until it is obtained, the Investment Adviser may be required to allocate some investments solely to the Trust and/or other registered funds and others solely to one or more accounts that are not registered investment companies. This could preclude the Trust from investing in certain securities it would otherwise be interested in and could adversely affect the speed at which the Trust is able to invest its assets and, consequently, the performance of the Trust.
      Market Disruption and Geopolitical Risk. The aftermath of the war in Iraq and the continuing occupation of Iraq, instability in the Middle East and terrorist attacks in the United States and around the world may have resulted in market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Investment Adviser does not know how long the securities markets will continue to be affected by these events and cannot predict the effects of the occupation or similar events in the future on the U.S. economy and securities markets. Given the risks described above, an investment in the common shares may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the Trust.
      Risks of Investing in a Trust with Anti-Takeover Provisions. The Trust’s Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status. These provisions could deprive the holders of common shares of opportunities to sell their common shares at a premium over the then current market price of the common shares or at net asset value.
      Key Adviser Personnel Risk. The Trust’s ability to identify and invest in attractive opportunities is dependent upon Highland, its investment adviser. If one or more key individuals leaves Highland, Highland may not be able to hire qualified replacements or may require an extended time to do so. This situation could prevent the Trust from achieving its investment objectives.

SUMMARY OF TRUST EXPENSES
      The following table shows Trust expenses as a percentage of net assets attributable to common shares and assumes that the Trust has issued Preferred Shares in the amount of 20% of the Trust’s total assets and borrowing in the amount equal to 10% of the Trust’s total assets for total leverage in an amount equal to 30% of the Trust’s total assets (including the proceeds of all such leverage):

	Percentage of
	Offering
	Price

Shareholder Transaction Expenses
Sales load paid by you	4.50%
Offering expenses borne by holders of common shares, excluding Preferred Share offering expenses	0.20%	(1)
Dividend reinvestment and cash purchase plan fees	None	(2)
Preferred Share offering expense borne by holders of common shares	0.41%	(3)

	Percentage of Net Assets
	Attributable to Common Shares
	(assumes Preferred Shares are
	issued)(4)

Annual Expenses
Management fees	1.71	%*
Interest payments on borrowed funds	0.71%
Other expenses (including cost of issuing Preferred Shares)	1.09	%(5)

Total annual expenses	3.51%
Dividends on Preferred Shares	1.35	%(6)

Total annual expenses and dividends on Preferred Shares	4.87%
      The purpose of the table above and example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly. The expenses shown in the table under “Other Expenses” and “Total Annual Expenses” are based on estimated amounts for the Trust’s first full year of operations and assume that the Trust issues 15,000,000 common shares. If the Trust issues fewer common shares, all other things being equal, these expenses, as a percentage of the Trust’s net assets attributable to common shares, would increase. See “Management of the Trust” and “Dividend Reinvestment Plan.” “Management fees” are the Trust’s advisory and administration fees, which are computed based on “Managed Assets.” As a result, such fees have been converted to “Net Assets” for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the assumed leverage of 30% of the Trust’s total assets).
EXAMPLE
      The following example illustrates the expenses that you would pay on a $1,000 investment in the common shares (including the total sales load of $45 payable on an investment of that size, the other estimated costs of this offering to be borne by the Trust, which correspond to $2.00 on an investment of that size, and the estimated costs of issuing Preferred Shares, which correspond to $4.06 on an investment of that size), before considering dividends paid on the Preferred Shares, and assuming (1) that the Trust issues 15,000,000 common shares, (2) that the Trust issues approximately $81.7 million liquidation value of Preferred Shares in the Preferred Share offering, (3) that the Trust borrows approximately $40.8 million under its credit facility, (4) that the Trust incurs total annual expenses of 3.51% of net assets attributable to common shares (before Preferred Share dividends) and (5) a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years

Total expenses incurred	$85	$153	$224	$410
If dividends on Preferred Shares are included, the total expenses incurred for 1, 3, 5 and 10 years will be $97, $190, $282 and $515, respectively.
(footnotes appear on following page)

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those assumed, and will be greater if the Trust borrows more money than assumed in the table and example above. The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table are accurate, all dividends and distributions are reinvested at net asset value, and reflects all recurring and nonrecurring fees including underwriting discounts and commissions. Moreover, the Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

*	Management fees are both the investment advisory and administrative services fees paid to Highland.

(1)	The Trust has agreed to reimburse Highland for expenses incurred by Highland in connection with this offering (other than the marketing and structuring fee payable by Highland as described in “Underwriters — Additional Compensation to Be Paid by Investment Adviser”). Offering expenses paid by the Trust (other than the sales load and the Preferred Share offering expenses referred to in footnote 3), including expenses reimbursed by the Trust to Highland, will not exceed $0.04 per common share sold by the Trust in this offering. If the offering expenses referred to in the preceding sentence exceed this amount, Highland will pay the excess. The aggregate offering expenses (excluding the sales load, and excluding any Preferred Share offering expenses, but including expenses reimbursed to Highland) to be incurred by the Trust are estimated to be $600,000 in total, or $0.04 per common share sold by the Trust in this offering, assuming 15,000,000 common shares are issued in this offering. See “Underwriters.” If the Trust issues fewer (more) shares than assumed, then such aggregate offering expenses per common share would be greater than (less than) this amount.

(2)	Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment account. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the net asset value per common share is greater than the market value per common share.

(3)	If the Trust offers Preferred Shares, costs of that offering, estimated to be approximately 1.49% of the total dollar amount of the Preferred Share offering (including the sales load paid to the underwriters in connection with the Preferred Share offering), will be borne immediately by the Trust’s common shareholders and result in a reduction of the net asset value of the common shares. Assuming that the Trust issues 15,000,000 common shares and further assuming approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering, these offering costs (including the sales load paid to the underwriters in connection with the Preferred Share offering) are estimated to be approximately $1.2 million or $0.08 per common share (0.41% of the common share offering price).

(4)	The table presented below in this footnote estimates the Trust’s annual expenses stated as percentages of the Trust’s net assets attributable to common shares. This table assumes the Trust is the same size as in the table above, but unlike the table above, assumes that no Preferred Shares are issued. This will be the case, for instance, prior to the Trust’s expected issuance of Preferred Shares. The table below also assumes that the Trust does not borrow any funds, and therefore does not reflect any interest on borrowed funds or other costs and expenses of borrowing. The Trust may borrow funds, as described under “Prospectus Summary — Preferred Shares and Borrowings,” in which case the Trust would have interest and other borrowing costs and expenses. The footnote used in the table below corresponds to the footnote appearing below this footnote (4). In accordance with these assumptions, the Trust’s expenses would be estimated to be as follows:

	Percentage of Net Assets Attributable to
	Common Shares (assumes Preferred Shares
	are not issued and no funds are borrowed)

Annual Expenses
Management fees	1.20	%*
Interest payments on borrowed funds	None
Other expenses	0.71	%(5)

Total annual expenses	1.91%

(5)	“Other Expenses” includes costs associated with the Trust’s short sales on securities, including dividend expenses in securities sold short. Assuming the issuance of Preferred Shares and borrowing reflected in the table on page 20, dividend expenses paid on securities sold short are estimated to be 0.71% of the Trust’s net assets attributable to common shareholders. Assuming Preferred Shares are not issued and assuming no borrowings, dividend expenses paid on securities sold short are estimated to be 0.49% of the Trust’s net assets. These percentages represent estimates for the Trust’s initial year of operations, assuming that the Trust maintains short securities positions equal to 5.0% of its net assets assuming Preferred Shares are not issued and 7.14% of its net assets assuming the issuance of Preferred Shares (i.e., based on the Trust’s initial expected short securities exposure). When a cash dividend is declared on a security for which the Trust holds a short position, the Trust incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. Thus, the estimate for dividend expenses paid is also based on the dividend yields of stocks that would be sold short as part of anticipated trading practices (which may involve avoiding dividend expenses with respect to certain short sale transactions by closing out the position prior to the underlying issuer’s ex-dividend date). The Trust’s actual dividend expenses paid on securities sold short may be significantly higher or lower than the estimates above due to, among other factors, the actual extent of the Trust’s short positions (which can range from 0% to 25% of total assets), the actual dividends paid with respect to the securities the Trust sells short, and the actual timing of the Trust’s short sale transactions, each of which is expected to vary over time and from time to time.

(6)	Calculated based on an annual dividend rate of 4.74%. Such rate is an estimate and may differ based on varying market conditions that may exist at, if and when the Preferred Shares are offered.
     Highland will pay Morgan Stanley & Co. Incorporated a marketing and structuring fee in connection with this public offering of common shares. See “Underwriters — Additional Compensation to Be Paid by Investment Adviser.”

THE TRUST
      The Trust is a newly organized, non-diversified, closed-end management investment company registered under the Investment Company Act. The Trust was organized as a Delaware statutory trust on March 10, 2006, pursuant to an Agreement and Declaration of Trust governed by the laws of the State of Delaware. The Trust has no operating history. The Trust’s principal office is located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and its telephone number is (877) 665-1287.
USE OF PROCEEDS
      The net proceeds of this offering of common shares will be approximately $                    ($                    if the underwriters exercise the over-allotment option in full) after deducting the underwriting discounts and commissions and estimated offering expenses, including the estimated expenses of the Preferred Share offering which is expected to occur soon after the completion of this offering, as described under “Prospectus Summary—Preferred Shares and Borrowings,” or $0.08 per common share, as well as reimbursement to Highland by the Trust for approximately $600,000 ($0.04 per common share) in expenses incurred by Highland in connection with the offering (assuming 15,000,000 common shares are issued in this offering and assuming approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering). See “Underwriters.”
      The Trust will invest the net proceeds of this offering in accordance with the Trust’s investment objectives and policies as stated below. We currently anticipate that the Trust will be able to invest primarily in securities and other investments that meet the Trust’s investment objectives and policies within approximately three months after the completion of this offering. Pending such investment, it is anticipated that the proceeds of this offering will be invested in short-term debt securities.

THE TRUST’S INVESTMENTS
Investment Objectives and Policies
      The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust will pursue its objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. Additionally, within the categories of obligations and securities in which the Trust may invest, Highland may employ various trading strategies, including but not limited to, capital structure arbitrage, pair trades, and shorting. The Trust may also invest in these categories of obligations and securities through the use of derivatives. Highland will seek to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations. Under normal market conditions, at least 80% of the Trust’s assets will be invested in one or more of these principal investment categories. Subject only to this general guideline, the Investment Adviser has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus. A significant portion of the Trust’s assets may be invested in securities rated below investment grade, which are commonly referred to as “junk securities.” The Investment Adviser does not anticipate a high correlation between the performance of the Trust’s portfolio and the performance of the corporate bond and equity markets. The investment objectives may be changed without shareholder approval. There can be no assurance that the Trust’s investment objectives will be achieved.
      The Investment Adviser will select investments from a wide range of trading strategies and credit markets in order to vary the Trust’s investments and to optimize the risk-reward parameters of the Trust. Highland does not intend to invest the Trust’s assets according to pre-determined allocations. The investment team and other Highland personnel will use a wide range of resources to identify attractive individual investments and promising investment strategies for consideration in connection with investments by the Trust. The following is a description of the general types of securities in which the Trust may invest. This description is merely a summary, and the Investment Adviser has discretion to cause the Trust to invest in other types of securities and to follow other investment criteria and guidelines as described herein. See “Portfolio Composition” below for a more complete description of the types of securities and investments the Trust intends to make.
      The Trust will invest and trade in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments as well as financial derivatives. Investments may include investments in stressed and distressed positions, which may include publicly-traded debt and equity securities, obligations that were privately placed with banks, insurance companies and other lending institutions, trade claims, accounts receivable and any other form of obligation recognized as a claim in a bankruptcy or workout process. The Trust may invest in securities traded in foreign countries and denominated in foreign currencies.
      As part of its investment program, the Trust may invest, from time to time, in debt or synthetic instruments that are sold in direct placement transactions between their issuers and their purchasers and that are neither listed on an exchange, nor traded over the counter. The Trust may also receive equity or equity-related securities from time to time in connection with a workout transaction or may invest directly in equity securities.
      The Trust may employ currency hedges (either in the forward or options markets) in certain circumstances to reduce currency risk and may engage in other derivative transactions for hedging purposes or to enhance total return. The Trust may also lend securities and engage in short sales of securities. The Trust plans to employ leverage in the form of Preferred Shares, borrowing from a credit facility or both, and the Trust may invest in the securities of companies whose capital structures are highly leveraged.

      From time to time, the Investment Adviser may also invest a portion of the Trust’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations to enable the Trust to make investments quickly and to serve as collateral with respect to certain of its investments. A greater percentage of Trust assets may be invested in such obligations if the Investment Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic business or political conditions. From time to time cash balances in the Trust’s brokerage account may be placed in a money market fund.
      For a more complete discussion of the Trust’s portfolio composition, see “Portfolio Composition” below.
Investment Philosophy
      Under normal market conditions, the Investment Adviser will employ, on behalf of the Trust, investment strategies across various markets in which the Investment Adviser holds significant investment experience: primarily the leveraged loan, high yield, structured products and stressed and distressed markets. Highland makes investment decisions based on quantitative analysis, which employs sophisticated, data-intensive models to drive the investment process. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus.
      The Investment Adviser looks to implement selected trading strategies to exploit pricing inefficiencies across the credit markets and within an individual issuer’s capital structure. The Trust seeks to vary its investments by strategy, industry, security type and credit market, but reserves the right to re-position its portfolio among these criteria depending on market dynamics, and thus the Investment Adviser anticipates that the Trust will experience high portfolio turnover. Highland manages interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate.
      The multi-strategy investment program to be implemented by the Trust will allow the Investment Adviser to assess what it considers to be the best opportunities across multiple markets and to adjust quickly the Trust’s trading strategies and market focus to changing conditions. The Investment Adviser intends to focus primarily on the U.S. marketplace, but may pursue opportunities in the non-U.S. credit or securities markets by investing up to 20% of the Trust’s assets in non-U.S. credit or securities market investments.
      The Investment Adviser believes that the Trust will benefit from Highland’s industry-focused investment staff and specialist trading skills as well as its years of investment experience (since 1993) in leveraged loan, high yield, structured products and stressed and distressed markets. In finding opportunities, the Investment Adviser looks to utilize its investment staff of approximately seventy-nine (79) credit investment professionals who actively monitor approximately 1,200 companies. Their monitoring of the market and existing positions assists the Investment Adviser in obtaining timely and high-quality information on prospective investments. Additionally, the Investment Adviser has senior professionals that focus on individual credit markets, such as the stressed and distressed or structured products segments. This broad staff of industry, product and market specialists differentiates the Investment Adviser from numerous other funds’ other investment advisers that rely on a limited number of investment professionals working in a more generalist capacity. The Investment Adviser believes that credit investing is a due-diligence intensive process that requires long-term committed resources to industry, product and market specialization so that investment decisions are proactive as opposed to reactive in nature.
Portfolio Composition
      The Trust will pursue its objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. Additionally, within the categories of obligations and securities in which the Trust may invest, Highland may employ various trading strategies, including but not limited to, capital structure arbitrage, pair trades, and shorting. The Trust may also invest in these categories of obligations and securities through the use of derivatives. Highland will seek to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations.
      Under normal market conditions, at least 80% of the Trust’s assets will be invested in one or more of these principal investment categories. Subject only to this general guideline, the Investment Adviser has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus. In order to pursue most effectively its opportunistic investment strategy, the Trust will not maintain fixed duration, maturity or credit quality policies. The Trust may invest in debt obligations of any credit quality. The Trust may invest without limitation in securities and obligations of domestic issuers, but may invest only up to 20% of the assets in non-U.S. obligors.
      From time to time, the Investment Adviser may also invest a portion of the Trust’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations to enable the Trust to make investments quickly and to serve as collateral with respect to certain of its investments. A greater percentage of Trust assets may be invested in such obligations if the Investment Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions. From time to time cash balances in the Trust’s brokerage account may be placed in a money market fund.
      The Trust’s portfolio will be composed principally of the following investments. Additional information relating to the Trust’s investment policies and restrictions and the Trust’s portfolio investments is contained in the Statement of Additional Information.
      Senior Loans. Senior loans hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and have a claim on the general assets of the borrower that is senior to that held by subordinated debtholders and stockholders of the borrower. The proceeds of senior loans primarily are used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes. Senior loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium. These base lending rates generally are LIBOR, the prime rate offered by one or more major United States banks (Prime Rate) or the certificate of deposit (CD) rate or other base lending rates used by commercial lenders.
      The Trust also may purchase unsecured loans, other floating rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purpose funds investing in bank loans), investment grade and below investment grade fixed income debt obligations and money market instruments, such as commercial paper. The Trust also may purchase obligations issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code. While these investments are not a primary focus of the Trust, the Trust does not have a policy limiting such investments to a specific percentage of the Trust’s assets.
      Loans and other corporate debt obligations are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Trust, a reduction in the value of the investment and a potential decrease in the net asset value of the Trust. There can be no assurance that the liquidation of any collateral securing a senior loan would satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Trust could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of the bankruptcy of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect the Trust’s performance. To the extent a senior loan is subordinated in the capital structure, it will have characteristics similar to other subordinated debtholders, including a greater risk of nonpayment of interest or principal.
      Many loans in which the Investment Adviser anticipates the Trust will invest, and the issuers of such loan, may not be rated by a rating agency, will not be registered with the Securities and Exchange Commission or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to issuers of senior loans will generally be less extensive than that available for issuers of registered or exchange listed securities. In evaluating the creditworthiness of borrowers, the Investment Adviser will consider, and may rely in part, on analyses performed by others. The Investment Adviser does not view ratings as the determinative factor in its investment decisions and relies more upon its credit analysis abilities than upon ratings. Borrowers may have outstanding debt obligations that are rated below investment grade by a rating agency. A high percentage of senior loans held by the Trust may be rated, if at all, below investment grade by independent rating agencies. In the event senior loans are not rated, they are likely to be the equivalent of below investment grade quality. Debt securities which are unsecured and rated below investment grade (i.e., Ba and below by Moody’s Investors Service, Inc. (“Moody’s”) or BB and below by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”)) and comparable unrated bonds, are viewed by the rating agencies as having speculative characteristics and are commonly known as “junk bonds.” A description of the ratings of corporate bonds by Moody’s and S&P included as Appendix A to the Statement of Additional Information. Because senior loans are senior in a borrower’s capital structure and are often secured by specific collateral, the Investment Adviser believes that senior loans have more favorable loss recovery rates as compared to most other types of below investment grade debt obligations. However, there can be no assurance that the Trust’s actual loss recovery experience will be consistent with the Investment Adviser’s prior experience or that the Trust’s senior loans will achieve any specific loss recovery rates.
      No active trading market may exist for many senior loans, and some senior loans may be subject to restrictions on resale. The Trust is not limited in the percentage of its assets that may be invested in senior loans and other securities deemed to be illiquid. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value on the disposition of an illiquid senior loan, and cause a material decline in the Trust’s net asset value.
      Use of Agents. Senior loans generally are arranged through private negotiations between a borrower and a group of financial institutions initially represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents. Generally, however, only one such agent has primary responsibility for ongoing administration of a senior loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the credit agreement which establishes the terms and conditions of the senior loan and the rights of the borrower and the lenders. The agent is also responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.
      Credit agreements may provide for the termination of the agent’s status in the event that it fails to act as required under the relevant credit agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment inter-positioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the senior loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person’s or entity’s bankruptcy estate. If, however, any such amount were included in such person’s or entity’s bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in net asset value.

      Form of Investment. The Trust’s investments in senior loans may take one of several forms, including acting as one of the group of lenders originating a senior loan, purchasing an assignment of a portion of a senior loan from a third party or acquiring a participation in a senior loan. When the Trust is a member of the originating syndicate for a senior loan, it may share in a fee paid to the syndicate. When the Trust acquires a participation in, or an assignment of, a senior loan, it may pay a fee to, or forego a portion of interest payments from, the lender selling the participation or assignment. The Trust will act as lender, or purchase an assignment or participation, with respect to a senior loan only if the agent is determined by the Investment Adviser to be creditworthy.
      Original Lender. When the Trust is one of the original lenders, it will have a direct contractual relationship with the borrower and can enforce compliance by the borrower with terms of the credit agreement. It also may have negotiated rights with respect to any funds acquired by other lenders through set-off. Original lenders also negotiate voting and consent rights under the credit agreement. Actions subject to lender vote or consent generally require the vote or consent of the majority of the holders of some specified percentage of the outstanding principal amount of the senior loan. Certain decisions, such as reducing the interest rate, or extending the maturity of a senior loan, or releasing collateral securing a senior loan, among others, frequently require the unanimous vote or consent of all lenders affected.
      Assignments. When the Trust is a purchaser of an assignment, it typically succeeds to all the rights and obligations under the credit agreement of the assigning lender and becomes a lender under the credit agreement with the same rights and obligations as the assigning lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may be more limited than those held by the assigning lender.
      Participations. The Trust may also invest in participations in senior loans. The rights of the Trust when it acquires a participation are likely to be more limited than the rights of an original lender or an investor who acquired an assignment. Participation by the Trust in a lender’s portion of a senior loan typically means that the Trust has only a contractual relationship with the lender, not with the borrower. This means that the Trust has the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower.
      With a participation, the Trust will have no rights to enforce compliance by the borrower with the terms of the credit agreement or any rights with respect to any funds acquired by other lenders through setoff against the borrower. In addition, the Trust may not directly benefit from the collateral supporting the senior loan because it may be treated as a general creditor of the lender instead of a senior secured creditor of the borrower. As a result, the Trust may be subject to delays, expenses and risks that are greater than those that exist when the Trust is the original lender or holds an assignment. This means the Trust must assume the credit risk of both the borrower and the lender selling the participation. The Trust will consider a purchase of participations only in those situations where the Investment Adviser considers the participating lender to be creditworthy.
      In the event of a bankruptcy or insolvency of a borrower, the obligation of the borrower to repay the senior loan may be subject to certain defenses that can be asserted by such borrower against the Trust as a result of improper conduct of the lender selling the participation. A participation in a senior loan will be deemed to be a senior loan for the purposes of the Trust’s investment objectives and policies.
      Investing in senior loans involves investment risk. Some borrowers default on their senior loan payments. The Trust attempts to manage this credit risk through multiple different investments within the portfolio and ongoing analysis and monitoring of borrowers. The Trust also is subject to market, liquidity, interest rate and other risks. See “Principal Risks of the Trust.”
      Second Lien Loans. Second lien loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Second lien loans are second in right of payment to one or more senior loans of the related borrower. Second lien loans typically are secured by a second priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan and typically have similar protections and rights as senior loans. Second lien loans are not (and by their terms cannot) become subordinate in right of payment to any obligation of the related borrower other than senior loans of such borrower. Second lien loans, like senior loans, typically have adjustable floating rate interest payments. Because second lien loans are second to senior loans, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their subordinated status, second lien loans have many characteristics and risks similar to senior loans discussed above. In addition, second lien loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans, the Trust may purchase interests in second lien loans through assignments or participations.
      Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. Because second lien loans are second in right of payment to one or more senior loans of the related borrower, they therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are also expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.
      Other Secured Loans. Secured loans other than senior loans and second lien loans are made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Such secured loans may rank lower in right of payment to one or more senior loans and second lien loans of the borrower. Such secured loans typically are secured by a lower priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan, and typically have more subordinated protections and rights than senior loans and second lien loans. Secured loans may become subordinated in right of payment to more senior obligations of the borrower issued in the future. Such secured loans may have fixed or adjustable floating rate interest payments. Because such secured loans may rank lower as to right of payment than senior loans and second lien loans of the borrower, they may present a greater degree of investment risk than senior loans and second lien loans but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their more subordinated status, such investments have many characteristics and risks similar to senior loans and second lien loans discussed above. In addition, secured loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans and second lien loans, the Trust may purchase interests in other secured loans through assignments or participations. Other secured loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. Because such loans, however, may rank lower in right of payment to senior loans and second lien loans of the borrower, they may be subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to repay the scheduled payments after giving effect to more senior secured obligations of the borrower. Such secured loans are also expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in other secured loans, which would create greater credit risk exposure.
      Unsecured Loans. Unsecured loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Unsecured loans generally have lower priority in right of payment compared to holders of secured debt of the borrower. Unsecured loans are not secured by a security interest or lien to or on specified collateral securing the borrower’s obligation under the loan. Unsecured loans by their terms may be or may become subordinate in right of payment to other obligations of the borrower, including senior loans, second lien loans and other secured loans. Unsecured loans may have fixed or adjustable floating rate interest payments. Because unsecured loans are subordinate to the secured debt of the borrower, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of non-investment grade quality. Other than their subordinated and unsecured status, such investments have many characteristics and risks similar to senior loans, second lien loans and other secured loans discussed above. In addition, unsecured loans of non-investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of secured loans, the Trust may purchase interests in unsecured loans through assignments or participations.
      Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans rank lower in right of payment to any secured obligations of the borrower, they may be subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans are also expected to have greater price volatility than secured loans and may be less liquid. There is also a possibility that loan originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.
      Investment Grade Securities. The Trust may invest in a wide variety of bonds that are rated or determined by the Investment Adviser to be of investment grade quality of varying maturities issued by U.S. corporations and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations and other issuers to borrow money from investors for a variety of business purposes. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Some investment grade securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values. Although more creditworthy and generally less risky than non-investment grade securities, investment grade securities are still subject to market and credit risk. Market risk relates to changes in a security’s value as a result of interest rate changes generally. Investment grade securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes. Credit risk relates to the ability of the issuer to make payments of principal and interest. The values of investment grade securities like those of other debt securities may be affected by changes in the credit rating or financial condition of an issuer. Investment grade securities are generally considered medium-and high-quality securities. Some, however, may possess speculative characteristics, and may be more sensitive to economic changes and to changes in the financial condition of issuers. The market prices of investment grade securities in the lowest investment grade categories may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Like non-investment grade securities, such investment grade securities in the lowest investment grade categories may be thinly traded, making them difficult to sell promptly at an acceptable price.
      Other Fixed Income Securities. The Trust also may purchase unsecured loans, other floating rate or fixed rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purpose funds investing in bank loans), investment grade and below investment grade fixed income debt obligations and money market instruments, such as commercial paper. The high yield securities in which the Trust invests are rated Ba or lower by Moody’s or BB or lower by S&P or are unrated but determined by the Investment Adviser to be of comparable quality. Debt securities rated below investment grade are commonly referred to as “junk securities” and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher rated debt securities. The Trust’s fixed-income securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The Trust may invest in fixed-income securities with a broad range of maturities.
      The Trust may invest in zero coupon bonds, deferred interest bonds and bonds or preferred stocks on which the interest is payable-in-kind (PIK bonds). To the extent the Trust invests in such instruments, they will not contribute to the Trust’s goal of current income. Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds provide for a period of delay before the regular payment of interest begins. PIK bonds are debt obligations that provide that the issuer thereof may, at its option, pay interest on such bonds in cash or in the form of additional debt obligations. Such investments may experience greater volatility in market value due to changes in interest rates. The Trust may be required to accrue income on these investments for federal income tax purposes and is required to distribute its net income each year in order to qualify for the favorable federal income tax treatment potentially available to regulated investment companies. The Trust may be required to sell securities to obtain cash needed for income distributions.
      Non-Investment Grade Securities. The Trust may invest in securities rated below investment grade, such as those rated Ba or lower by Moody’s and BB or lower by S&P or securities comparably rated by other rating agencies or in unrated securities determined by Highland to be of comparable quality. Securities rated Ba by Moody’s are judged to have speculative elements, their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Securities rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Securities rated C are regarded as having extremely poor prospects of ever attaining any real investment standing. Securities rated D are in default and the payment of interest and/or repayment of principal is in arrears. The Trust may purchase securities rated as low as D or unrated securities deemed by Highland to be of comparable quality. When Highland believes it to be in the best interests of the Trust’s shareholders, the Trust will reduce its investment in lower grade securities.
      Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that of higher rated securities. Adverse conditions could make it difficult at times for the Trust to sell certain securities or could result in lower prices than those used in calculating the Trust’s net asset value.
      The prices of debt securities generally are inversely related to interest rate changes; however, the price volatility caused by fluctuating interest rates of securities also is inversely related to the coupon of such securities. Accordingly, lower grade securities may be relatively less sensitive to interest rate changes than higher quality securities of comparable maturity, because of their higher coupon. This higher coupon is what the investor receives in return for bearing greater credit risk. The higher credit risk associated with lower grade securities potentially can have a greater effect on the value of such securities than may be the case with higher quality issues of comparable maturity, and will be a substantial factor in the Trust’s relative share price volatility.
      Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
      The ratings of Moody’s and S&P and the other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, Highland also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Trust invests in lower grade securities that have not been rated by a rating agency, the Trust’s ability to achieve its investment objectives will be more dependent on Highland’s credit analysis than would be the case when the Trust invests in rated securities.
      Asset-Backed Securities. The Trust may invest a portion of its assets in asset-backed securities. Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in an underlying pool of assets, or as debt instruments, which are also known as collateralized obligations, and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.
      Second Lien Loans and Debt Obligations. The Trust may invest in loans and other debt securities that have the same characteristics as senior loans except that such loans are second in lien property rather than first. Such “second lien” loans and securities, like senior loans, typically have adjustable floating rate interest payments. Accordingly, the risks associated with “second lien” loans are higher than the risk of loans with first priority over the collateral. In the event of default on a “second lien” loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder and therefore result in a loss of investment to the Trust.
      Collateralized Loan Obligations and Bond Obligations. The Trust may invest in certain asset-backed securities that are securitizing certain financial assets by issuing securities in the form of negotiable paper that are issued by a financing company (generally called a Special Purpose Vehicle or “SPV”). These securitized assets are, as a rule, corporate financial assets brought into a pool according to specific diversification rules. The SPV is a company founded solely for the purpose of securitizing these claims and its only asset is the diversified asset pool. On this basis, marketable securities are issued which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV takes place at maturity out of the cash flow generated by the collected claims.
      A collateralized loan obligation (“CLO”) is a structured debt security issued by an SPV that was created to reapportion the risk and return characteristics of a pool of assets. The assets, typically senior loans, are used as collateral supporting the various debt tranches issued by the SPV. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of securities issued by a CLO.
      The Trust may also invest in collateralized bond obligations (“CBOs”), which are structured debt securities backed by a diversified pool of high yield, public or private fixed income securities. These may be fixed pools or may be “market value” (or managed) pools of collateral. The CBO issues debt securities that are typically separated into tranches representing different degrees of credit quality. The top tranche of securities has the greatest collateralization and pays the lowest interest rate. Lower CBO tranches have a lesser degree of collateralization quality and pay higher interest rates intended to compensate for the attendant risks. The bottom tranche specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid) rather than a fixed interest rate. The return on the lower tranches of CBOs is especially sensitive to the rate of defaults in the collateral pool. Under normal market conditions, the Trust expects to invest in the lower tranches of CBOs.
      Distressed Debt. The Trust is authorized to invest in the securities and other obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. The Trust may invest in securities of a company for purposes of gaining control.
      Stressed Debt. The Trust is authorized to invest in securities and other obligations of stressed issuers. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty.
      Credit Default Swaps. To the extent consistent with Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Trust may enter into credit default swap agreements. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. The Trust may be either the buyer or seller in the transaction. If the Trust is a buyer and no event of default occurs, the Trust loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the Trust receives income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event.
      Credit default swaps involve greater risks than if the Trust had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The Trust will enter into swap agreements only with counterparties that are rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Investment Adviser to be equivalent to such rating. A buyer also will lose its investment and recover nothing should no event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Trust acts as a seller of a credit default swap agreement it is exposed to many of the same risks of leverage described under “Principal Risks of the Trust — Leverage Risk” in this prospectus since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation.
      Senior Loan Based Derivatives. The Trust may obtain exposure to senior loans and baskets of senior loans through the use of derivative instruments. Such derivative instruments have recently become increasingly available. The Investment Adviser reserves the right to utilize these instruments and similar instruments that may be available in the future. For example, the Trust may invest in a derivative instrument known as the Select Aggregate Market Index (“SAMI”), which provides investors with exposure to a reference basket of senior loans. SAMIs are structured as floating rate instruments. SAMIs consist of a basket of credit default swaps whose underlying reference securities are senior loans. While investing in SAMIs will increase the universe of floating rate debt securities to which the Trust is exposed, such investments entail risks that are not typically associated with investments in other floating rate debt securities. The liquidity of the market for SAMIs will be subject to liquidity in the secured loan and credit derivatives markets. Investment in SAMIs involves many of the risks associated with investments in derivative instruments discussed generally below. The Trust may also be subject to the risk that the counterparty in a derivative transaction will default on its obligations. Derivative transactions generally involve the risk of loss due to unanticipated adverse changes in securities prices, interest rates, the inability to close out a position, imperfect correlation between a position and the desired hedge, tax constraints on closing out positions and portfolio management constraints on securities subject to such transactions. The potential loss on derivative instruments may be substantially greater than the initial investment therein.
      Credit-Linked Notes. The Trust may invest in credit-linked notes (“CLNs”) for risk management purposes and to vary its portfolio. A CLN is a derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.
      Common Stocks. The Trust may acquire an interest in common stocks in various ways, including upon the default of a senior loan secured by such common stock or by acquiring common stock for investment. The Trust may also acquire warrants or other rights to purchase a borrower’s common stock in connection with the making of a senior loan. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the corporation without preference over any other shareholder or class of shareholders, including holders of such entity’s preferred stock and other senior equity securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so. In selecting common stocks for investment, the Trust generally expects to focus primarily on the security’s dividend paying capacity rather than on its potential for capital appreciation.
      Preferred Securities. The Trust may invest in preferred securities. Preferred securities are equity securities, but they have many characteristics of fixed income securities, such as a fixed dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Trust’s fixed income securities.
      Fixed rate preferred stocks have fixed dividend rates. They can be perpetual, with no mandatory redemption date, or issued with a fixed mandatory redemption date. Certain issues of preferred stock are convertible into other equity securities. Perpetual preferred stocks provide a fixed dividend throughout the life of the issue, with no mandatory retirement provisions, but may be callable. Sinking fund preferred stocks provide for the redemption of a portion of the issue on a regularly scheduled basis with, in most cases, the entire issue being retired at a future date. The value of fixed rate preferred stocks can be expected to vary inversely with interest rates.
      Adjustable rate preferred stocks have a variable dividend rate which is determined periodically, typically quarterly, according to a formula based on a specified premium or discount to the yield on particular U.S. Treasury securities, typically the highest base-rate yield of one of three U.S. Treasury securities: the 90-day Treasury bill; the 10-year Treasury note; and either the 20-year or 30-year Treasury bond or other index. The premium or discount to be added to or subtracted from this base-rate yield is fixed at the time of issuance and cannot be changed without the approval of the holders of the adjustable rate preferred stock. Some adjustable rate preferred stocks have a maximum and a minimum rate and in some cases are convertible into common stock.
      Auction rate preferred stocks pay dividends that adjust based on periodic auctions. Such preferred stocks are similar to short-term corporate money market instruments in that an auction rate preferred stockholder has the opportunity to sell the preferred stock at par in an auction, normally conducted at least every 49 days, through which buyers set the dividend rate in a bidding process for the next period. The dividend rate set in the auction depends on market conditions and the credit quality of the particular issuer. Typically, the auction rate preferred stock’s dividend rate is limited to a specified maximum percentage of an external commercial paper index as of the auction date. Further, the terms of the auction rate preferred stocks generally provide that they are redeemable by the issuer at certain times or under certain conditions.
      Convertible Securities. The Trust’s investment in fixed income securities may include bonds and preferred stocks that are convertible into the equity securities of the issuer or a related company. Depending on the relationship of the conversion price to the market value of the underlying securities, convertible securities may trade more like equity securities than debt instruments.
      Money Market Instruments. Money market instruments include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers’ acceptances and repurchase agreements relating to any of the foregoing. U.S. government securities include Treasury notes, bonds and bills, which are direct obligations of the U.S. government backed by the full faith and credit of the United States and securities issued by agencies and instrumentalities of the U.S. government, which may be guaranteed by the U.S. Treasury, may be supported by the issuer’s right to borrow from the U.S. Treasury or may be backed only by the credit of the federal agency or instrumentality itself.
      U.S. Government Securities. U.S. government securities in which the Trust invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administra-

tion, Government National Mortgage Association (GNMA), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association, Resolution Trust Corporation and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States government. Others are supported by (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations, such as securities of the FNMA; or (iii) only the credit of the issuer. No assurance can be given that the U.S. government will provide financial support in the future to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and therefore may be regarded as illiquid.
      Other Investment Companies. The Trust may invest in the securities of other investment companies to the extent that such investments are consistent with the Trust’s investment objectives and principal investment strategies and permissible under the Investment Company Act. Under one provision of the Investment Company Act, the Trust may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Trust’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Trust or (iii) more than 5% of the Trust’s total assets would be invested in any one investment company. Other provisions of the Investment Company Act are less restrictive provided that the Trust is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.
      The Trust, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Trust.
      Exchange Traded Funds. Subject to the limitations on investment in other investment companies, the Trust may invest in exchange traded funds (“ETFs”). ETFs, such as SPDRs, NASDAQ 100 Index Trading Stock (QQQs), iShares and various country index funds, are funds whose shares are traded on a national exchange or the National Association of Securities Dealers’ Automatic Quotation System (NASDAQ). ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the S&P 500. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF’s investment objective will be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Trust, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Trust’s own operations.
      Zero Coupon Securities. The securities in which the Trust invests may include zero coupon securities, which are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than securities that make regular payments of interest. The Trust accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Trust’s distribution obligations, in which case the Trust will forego the purchase of additional income producing assets with these funds.
      Derivative Transactions. In addition to the credit default swaps and senior loan bond derivatives discussed above the Trust may, but is not required to, use various Derivative Transactions described below to earn income, facilitate portfolio management and mitigate risks. Such Derivative Transactions are generally accepted under modern portfolio management and are regularly used by many mutual funds and other institutional investors. Although the Investment Adviser seeks to use the practices to further the Trust’s investment objectives, no assurance can be given that these practices will achieve this result. While the Trust reserves the ability to use these Derivative Transactions, the Investment Adviser does not anticipate that Derivative Transactions other than senior loan bond derivatives will initially be a significant part of the Trust’s investment approach. With changes in the market or the Investment Adviser’s strategy, it is possible that these instruments may be a more significant part of the Trust’s investment approach in the future.
      The Trust may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions and credit default swaps. The Trust also may purchase derivative instruments that combine features of these instruments. The Trust generally seeks to use Derivative Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of senior loans or other securities held in or to be purchased for the Trust’s portfolio, protect the value of the Trust’s portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Trust, protect against changes in currency exchange rates, manage the effective maturity or duration of the Trust’s portfolio, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities.
      Derivative Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to use successfully Derivative Transactions depends on the Investment Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment, or may cause the Trust to hold a security that it might otherwise sell. The use of currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes.
      A more complete discussion of Derivative Transactions and their risks is contained in the Statement of Additional Information.
      Swaps. Swap contracts may be purchased or sold to obtain investment exposure and/or to hedge against fluctuations in securities prices, currencies, interest rates or market conditions, to change the duration of the overall portfolio or to mitigate default risk. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) on different currencies, securities, baskets of currencies or securities, indices or other instruments, which returns are calculated with respect to a “notional value,” i.e., the designated reference amount of exposure to the underlying instruments. The Trust intends to enter into swaps primarily on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments. If the other party to a swap contract defaults, the Trust’s risk of loss will consist of the net amount of payments that the Trust is contractually entitled to receive. The net amount of the excess, if any, of the Trust’s obligations over its entitlements will be maintained in a segregated account by the Trust’s custodian. The Trust will not enter into a swap agreement unless the claims-paying ability of the other party thereto is considered to be investment grade by the Investment Adviser. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction. Swap instruments are not exchange-listed securities and may be traded only in the over-the-counter market.
      Interest Rate Swaps. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). The Trust may use interest rate swaps for risk management purposes and as a speculative investment.
      Total Return Swaps. Total return swaps are contracts in which one party agrees to make payments of the total return from the designated underlying asset(s), which may include securities, baskets of securities, or securities indices, during the specified period, in return for receiving payments equal to a fixed or floating rate of interest or the total return from the other designated underlying asset(s). The Trust may use total return swaps for risk management purposes and as a speculative investment.
      Currency Swaps. Currency swaps involve the exchange of the two parties’ respective commitments to pay or receive fluctuations with respect to a notional amount of two different currencies (e.g., an exchange of payments with respect to fluctuations in the value of the U.S. dollar relative to the Japanese yen). The Trust may enter into currency swap contracts and baskets thereof for risk management purposes and as a speculative investment.
      Short Sales. The Trust intends to attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that Highland believes possess volatility characteristics similar to those being hedged. In addition, the Trust intends to use short sales for non-hedging purposes to pursue its investment objectives. Subject to the requirements of the Investment Company Act and the Code, the Trust will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Trust exceeds 25% of the value of its total assets.
      A short sale is a transaction in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. When the Trust makes a short sale, it must borrow the security sold short from a broker-dealer and deliver it to the buyer upon conclusion of the sale. The Trust may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.
      The Trust’s obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Trust will also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Trust on such security, the Trust may not receive any payments (including interest) on its collateral deposited with such broker-dealer.
      If the price of the security sold short increases between the time of the short sale and the time the Trust replaces the borrowed security, the Trust will incur a loss; conversely, if the price declines, the Trust will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Trust’s gain is limited to the price at which it sold the security short, its potential loss is unlimited.
      The Trust may also sell a security short if it owns at least an equal amount of the security sold short or another security convertible or exchangeable for an equal amount of the security sold short without payment of further compensation (a short sale against-the-box). In a short sale against-the-box, the short seller is exposed to the risk of being forced to deliver stock that it holds to close the position if the borrowed stock is called in by the lender, which would cause gain or loss to be recognized on the delivered stock. The Trust expects normally to close its short sales against-the-box by delivering newly acquired stock.
      Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Trust to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise. Although the Trust reserves the right to utilize short sales, and currently intends to utilize short sales, Highland is under no obligation to utilize short sales at all.
      Repurchase Agreements. The Trust may invest up to 33 1/3 % of its assets in repurchase agreements. It may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are loans or arrangements under which the Trust purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Trust’s purchase price, with the difference being income to the Trust. Under the direction of the board of trustees, the Investment Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Trust. The counterparty’s obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the Trust’s custodian in a segregated, safekeeping account for the benefit of the Trust. Repurchase agreements afford the Trust an opportunity to earn income on temporarily available cash at low risk. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Trust may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Trust has not perfected a security interest in the security, the Trust may be required to return the security to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Trust would be at risk of losing some or all of the principal and interest involved in the transaction.
      Lending of Assets. The Trust may lend up to 33 1/3 % of its assets. It may lend assets to registered broker-dealers or other institutional investors deemed by the Investment Adviser to be of good standing under agreements which require that the loans be secured continuously by collateral in cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the securities loaned. The Trust continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The Trust would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment.
      As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The Trust will lend portfolio securities only to firms that have been approved in advance by the board of trustees, which will monitor the creditworthiness of any such firms.
      Non-U.S. Securities. The Trust may invest up to 20% of its total assets in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies or multinational currency units. The Trust may invest in non-U.S. securities of so-called emerging market issuers. For purposes of the Trust, a company is deemed to be a non-U.S. company if it meets the following tests: (i) such company was not organized in the United States; (ii) such company’s primary business office is not in the United States; (iii) the principal trading market for such company’s securities is not located in the United States; (iv) less than 50% of such company’s assets are located in the United States; or (v) 50% or more of such issuer’s revenues are derived from outside the United States. Non-U.S. securities markets generally are not as developed or efficient as those in the United States. Securities of some non-U.S. issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most

non-U.S. securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.
      Because evidences of ownership of such securities usually are held outside the United States, the Trust would be subject to additional risks if it invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.
      Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.
      Options. An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or “strike” price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Certain options, known as “American style” options may be exercised at any time during the term of the option. Other options, known as “European style” options, may be exercised only on the expiration date of the option.
      If an option written by the Trust expires unexercised, the Trust realizes on the expiration date a capital gain equal to the premium received by the Trust at the time the option was written. If an option purchased by the Trust expires unexercised, the Trust realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Trust desires. The Trust may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option when purchased. The Trust will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Trust will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Trust will realize a capital gain or, if it is less, the Trust will realize a capital loss.
      Short-Term Debt Securities; Temporary Defensive Position; Invest-Up Period. During the period in which the net proceeds of this offering of common shares are being invested, during periods in which Highland determines that it is temporarily unable to follow the Trust’s investment strategy or that it is impractical to do so or pending re-investment of proceeds received in connection with the sale of a security, the Trust may deviate from its investment strategy and invest all or any portion of its assets in cash or cash equivalents. Highland’s determination that it is temporarily unable to follow the Trust’s investment strategy or that it is impractical to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Trust’s investment strategy is extremely limited or absent. In such a case, shares of the Trust may be adversely affected and the Trust may not pursue or achieve its investment objectives.

PRINCIPAL RISKS OF THE TRUST
      The net asset value of, and dividends paid on, the common shares will fluctuate with and be affected by, among other things, the risks more fully described below.
No Operating History
      The Trust is a newly organized, non-diversified, closed-end management investment company with no operating history.
Investment and Market Discount Risk
      An investment in the Trust’s common shares is subject to investment risk, including the possible loss of the entire amount that you invest. As with any stock, the price of the Trust’s shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Net asset value will be reduced immediately following the initial offering by 4.50% (the amount of the sales load) and offering expenses paid by the Trust (estimated to be an additional 0.20%, excluding the estimated expenses of the Preferred Share offering which is expected to occur soon after the completion of this offering, as described under “Prospectus Summary — Preferred Shares and Borrowings” and “Description of Capital Structure — Preferred Shares”). Any Preferred Share offering and the cost and expenses of any borrowing would result in further dilution, as described under “Prospectus Summary — Preferred Shares and Borrowings.” Common shares are designed for long-term investors and should not be treated as trading vehicles. Shares of closed-end management investment companies frequently trade at a discount from their net asset value. The Trust’s shares may trade at a price that is less than the initial offering price. This risk may be greater for investors who sell their shares in a relatively short period of time after completion of the initial offering.
Risks of Non-Diversification and other Focused Strategies
      While the Investment Adviser will invest in a number of fixed-income and equity instruments issued by different issuers and plans to employ multiple investment strategies with respect to the Trust’s portfolio, it is possible that a significant amount of the Trust’s investment could be invested in the instruments of only a few companies or other issuers or that at any particular point in time one investment strategy could be more heavily weighted than the others. The focus of the Trust’s portfolio in any one issuer would subject the Trust to a greater degree of risk with respect to defaults by such issuer or other adverse events affecting that issuer, and the focus of the portfolio in any one industry or group of industries (but not to the extent of 25% of the Trust’s assets) would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry. The focus of the Trust’s portfolio in any one investment strategy would subject the Trust to a greater degree of risk than if the Trust’s portfolio were varied in its investments with respect to several investment strategies.
Illiquidity of Investments
      The investments made by the Trust may be very illiquid, and consequently, the Trust may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their fair value or the amount paid for such investments by the Trust. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Trust and other factors. Furthermore, the nature of the Trust’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Trust’s portfolio that can be invested in illiquid securities.
Risks of Investing in Senior Loans
      Bank loans are typically at the most senior level of the capital structure, and are sometimes secured by specific collateral, including, but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor or its affiliates. A portion of the Trust’s investments may consist of loans and participations therein originated by banks and other financial institutions, typically referred to as “bank loans.” The Trust’s investments may include loans of a type generally incurred by borrowers in connection with highly leveraged transactions, often to finance internal growth, acquisitions, mergers or stock purchases, or for other reasons. As a result of the additional debt incurred by the borrower in the course of the transaction, the borrower’s creditworthiness is often judged by the rating agencies to be below investment grade. Such loans are typically private corporate loans which are negotiated by one or more commercial banks or financial institutions and syndicated among a group of commercial banks and financial institutions. In order to induce the lenders to extend credit and to offer a favorable interest rate, the borrower often provides the lenders with extensive information about its business which is not generally available to the public.
      Bank loans often contain restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of lenders to receive timely payments of principal and interest. Such covenants may include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Bank loans usually have shorter terms than subordinated obligations and may require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities. The bank loans and other debt obligations to be acquired by the Trust are likely to be below investment grade. For a discussion of the risks associated with below investment-grade investments, see “—High-Yield Securities” below.
      The Trust may acquire interests in bank loans and other debt obligations either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution, and in any event, the Trust may not be able unilaterally to enforce all rights and remedies under the loan and any associated collateral. A participation interest in a portion of a debt obligation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Trust generally will have no right to enforce compliance by the borrower with neither the terms of the loan agreement nor any rights of setoff against the borrower, and the Trust may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Trust will be exposed to the credit risk of both the borrower and the institution selling the participation.
      Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new bank loans frequently adopt standardized documentation to facilitate loan trading which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, the limited universe of eligible purchasers and the private syndication of the loan, bank loans are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the bank loan market has been small relative to the high-yield debt market.
Second Lien Loans Risk
      Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. However, second lien loans are second in right of payment to senior loans and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.
Other Secured Loans Risk
      Secured loans other than senior loans and second lien loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. However, such loans may rank lower in right of payment than any outstanding senior loans and second lien loans of the borrower and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the higher ranking secured obligations of the borrower. Lower ranking secured loans are expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in lower ranking secured loans, which would create greater credit risk exposure.
Unsecured Loans Risk
      Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans have lower priority in right of payment to any higher ranking obligations of the borrower and are not backed by a security interest in any specific collateral, they are subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower. Unsecured loans are expected to have greater price volatility than senior loans, second lien loans and other secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.
Risks of Investing in Obligations of Stressed, Distressed and Bankrupt Issuers
      The Trust is authorized to invest in the securities and other obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. There is no limit on the amount of the Trust’s portfolio that can be invested in stressed, distressed or bankrupt issuers, and the Trust may invest for purposes of control. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.
      There are a number of significant risks inherent in the bankruptcy process. First, many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. While creditors are generally given an opportunity to object to significant actions, there can be no assurance that a bankruptcy court in the exercise of its broad powers would not approve actions that would be contrary to the interests of the Trust. Second, the effect of a bankruptcy filing on an issuer may adversely and permanently affect the issuer. The issuer may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. Fourth, the administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. For example, if a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Fifth, bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization. Because the standard for classification is vague, there exists the risk that the Trust’s influence with respect to the class of securities or other obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. Sixth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Seventh, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Eighth, certain claims that have priority by law (for example, claims for taxes) may be substantial.

      In any investment involving stressed and distressed debt obligations, there exists the risk that the transaction involving such debt obligations will be unsuccessful, take considerable time or will result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Trust’s purchase price of such debt obligations. Furthermore, if an anticipated transaction does not occur, the Trust may be required to sell its investment at a loss. Given the substantial uncertainties concerning transactions involving stressed and distressed debt obligations in which the Trust invests, there is a potential risk of loss by the Trust of its entire investment in any particular investment.
      Investments in companies operating in workout modes or under Chapter 11 of the Bankruptcy Code are also, in certain circumstances, subject to certain additional liabilities which may exceed the value of the Trust’s original investment in a company. For example, under certain circumstances, creditors who have inappropriately exercised control over the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. The Investment Adviser’s active management style may present a greater risk in this area than would a more passive approach. In addition, under certain circumstances, payments to the Trust and distributions by the Trust or payments on the debt may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential payment. See “—Insolvency Considerations with Respect to Issuer’s Debt Obligations” below.
      The Investment Adviser on behalf of the Trust may participate on committees formed by creditors to negotiate with the management of financially troubled companies that may or may not be in bankruptcy or may negotiate directly with debtors with respect to restructuring issues. If the Trust does choose to join a committee, the Trust would likely be only one of many participants, all of whom would be interested in obtaining an outcome that is in their individual best interests. There can be no assurance that the Trust would be successful in obtaining results most favorable to it in such proceedings, although the Trust may incur significant legal and other expenses in attempting to do so. As a result of participation by the Trust on such committees, the Trust may be deemed to have duties to other creditors represented by the committees, which might thereby expose the Trust to liability to such other creditors who disagree with the Trust’s actions. Participation by the Trust on such committees may cause the Trust to be subject to certain restrictions on its ability to trade in a particular investment and may also make the Trust an “insider” or an “underwriter” for purposes of the federal securities laws. Either circumstance will restrict the Trust’s ability to trade in or acquire additional positions in a particular investment when it might otherwise desire to do so.
Risks of Investing in High-Yield Securities
      A portion of the Trust’s investments will consist of investments that may generally be characterized as “high-yield securities,” or “junk securities.” Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the below investment grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.
      High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Trust may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.

      The Trust is authorized to invest in obligations of issuers which are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.
      High-yield securities purchased by the Trust will be subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Trust may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.
Insolvency Considerations with Respect to Issuers of Debt Obligations
      Various laws enacted for the protection of creditors may apply to the debt obligations held by the Trust. The information in this paragraph is applicable with respect to U.S. issuers subject to United States bankruptcy laws. Insolvency considerations may differ with respect to other issuers. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of a debt obligation, such as a trustee in bankruptcy, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the debt obligation and, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness constituting the debt obligation or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of a debt obligation, payments made on such debt obligation could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. Similarly, a court might apply the doctrine of equitable subordination to subordinate the claim of a lending institution against an issuer, to claims of other creditors of the borrower, when the lending institution, another investor, or any of their transferees, is found to have engaged in unfair, inequitable, or fraudulent conduct. In general, if payments on a debt obligation are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the Trust) or from subsequent transferees of such payments (such as the investors in the Trust). To the extent that any such payments are recaptured from the Trust the resulting loss will be borne by the investors. However, a court in a bankruptcy or insolvency proceeding would be able to direct the recapture of any such payment from such a recipient or transferee only to the extent that such court has jurisdiction over such recipient or transferee or its assets. Moreover, it is likely that avoidable payments could not be recaptured directly from any such recipient or transferee that has given value in exchange for its investment, in good faith and without knowledge that the payments were avoidable. Although the Investment Adviser will seek to avoid conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination, these determinations are made in hindsight, and in any event, there can be no assurance as to whether any lending institution or other investor from which the Trust acquired the debt obligations engaged in any such conduct (or any other conduct that would subject the debt obligations and the issuer to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Trust.
Risks of Investing in Stressed, Distressed or Bankrupt Companies
      The Trust may invest in companies that are stressed, in distress, or bankrupt. As such, they are subject to a multitude of legal, industry, market, economic and governmental forces that make analysis of these companies inherently difficult. Further, the Investment Adviser relies on company management, outside experts, market participants and personal experience to analyze potential investments for the Trust. There can be no assurance that any of these sources will prove credible, or that the Investment Adviser’s analysis will produce conclusions that lead to profitable investments.
Leverage Risk
      The Trust intends to use leverage through the issuance of Preferred Shares, borrowings from a credit facility or both. The use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested, either through the issuance of Preferred Shares, borrowing or other forms of market exposure, magnifies both the favorable and unfavorable effects of price movements in the investments made by the Trust. Subject to applicable margins and other limitations, the Trust may borrow money, or utilize other transactions, for the purpose of leveraging its investments. Insofar as the Trust employs leverage in its investment operations, shareholders will be subject to substantial risks of loss. Interest on borrowings will be a portfolio expense of the Trust and will affect the operating results of the Trust. With volatile instruments, downward price swings can result in margin calls that could require liquidation of securities at inopportune times or at prices that are not favorable to the Trust and cause significant losses.

•	Preferred Share Risk. Preferred Share risk is the risk associated with the issuance of the Preferred Shares to leverage the common shares. As described under “Description of Capital Structure — Preferred Shares,” the Trust intends to issue Preferred Shares. If Preferred Shares are issued, the net asset value and market value of the common shares will be more volatile, and the yield to the holders of common shares will tend to fluctuate with changes in the shorter-term dividend rates on the Preferred Shares. If the dividend rate on the Preferred Shares approaches the net rate of return on the Trust’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate on the Preferred Shares exceeds the net rate of return on the Trust’s portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Trust had not issued Preferred Shares.

In addition, the Trust will pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the Preferred Shares, including higher advisory fees. Accordingly, the Trust cannot assure you that the issuance of Preferred Shares will result in a higher yield or return to the holders of the common shares. Costs of the offering of Preferred Shares, estimated to be approximately 1.49% of the total dollar amount of the Preferred Share offering, will be borne immediately by the Trust common shareholders and result in a reduction of net asset value of the common shares. The percentage assumes approximately $81.7 million liquidation value of Preferred Shares are issued in the Preferred Share offering and 15,000,000 common shares are issued in this offering.

Similarly, any decline in the net asset value of the Trust’s investments will be borne entirely by the holders of common shares. Therefore, if the market value of the Trust’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Trust were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. The Trust might be in danger of failing to maintain the required asset coverage of the Preferred Shares or of losing its ratings on the Preferred Shares or, in an extreme case, the Trust’s current investment income might not be sufficient to meet the dividend requirements on the Preferred Shares. In order to counteract such an event, the Trust might need to liquidate investments in order to fund a redemption of some or all of the Preferred Shares.

Liquidation at times of low municipal bond prices may result in capital loss and may reduce returns to the holders of common shares.

•	Preferred Shareholders may have Disproportionate Influence over the Trust. If Preferred Shares are issued, holders of Preferred Shares may have differing interests than holders of common shares and holders of Preferred Shares may at times have disproportionate influence over the Trust’s affairs. If Preferred Shares are issued, holders of Preferred Shares, voting separately as a single class, would have the right to elect two members of the board of trustees at all times. The remaining members of the board of trustees would be elected by holders of common shares and Preferred Shares, voting as a single class. The Investment Company Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the Preferred Shares, and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions.

•	Portfolio Guidelines of Rating Agencies for Preferred Share and/or Credit Facility. In order to obtain and maintain the required ratings of loans from a credit facility, the Trust will be required to comply with investment quality, diversification and other guidelines established by Moody’s and/or S&P or the credit facility, respectively. Such guidelines will likely be more restrictive than the restrictions otherwise applicable to the Trust as described in this prospectus or in the Statement of Additional Information. The Trust does not anticipate that such guidelines would have a material adverse effect on the Trust’s holders of common shares or its ability to achieve its investment objectives. The Trust anticipates that any Preferred Shares that it issues would be initially given the highest ratings by Moody’s (“Aaa”) or by S&P (“AAA”), but no assurance can be given that such ratings will be obtained. No minimum rating is required for the issuance of Preferred Shares by the Trust. Moody’s and S&P receive fees in connection with their ratings issuances.

•	Credit Facility. In the event the Trust leverages through borrowings, the Trust may enter into definitive agreements with respect to a credit facility. The Trust may negotiate with commercial banks to arrange a credit facility pursuant to which the Trust would be entitled to borrow an amount equal to approximately one-third of the Trust’s total assets (inclusive of the amount borrowed) offered hereby. Any such borrowings would constitute financial leverage. Such a facility is not expected to be convertible into any other securities of the Trust. Any outstanding amounts are expected to be prepayable by the Trust prior to final maturity without significant penalty, and there are not expected to be any sinking fund or mandatory retirement provisions. Outstanding amounts would be payable at maturity or such earlier times as required by the agreement. The Trust may be required to prepay outstanding amounts under the facility or incur a penalty rate of interest in the event of the occurrence of certain events of default. The Trust would be expected to indemnify the lenders under the facility against liabilities they may incur in connection with the facility. The Trust may be required to pay commitment fees under the terms of any such facility. With the use of borrowings, there is a risk that the interest rates paid by the Trust on the amount it borrows will be higher than the return on the Trust’s investments.

The Trust expects that such a credit facility would contain covenants that, among other things, likely will limit the Trust’s ability to: (i) pay dividends in certain circumstances, (ii) incur additional debt and (iii) change its fundamental investment policies and engage in certain transactions, including mergers and consolidations. In addition, it may contain a covenant requiring asset coverage ratios in addition to those required by the Investment Company Act. The Trust may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Trust expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Trust will enter into an agreement for a credit facility on terms and conditions representative of the foregoing or that additional material terms will not apply. In addition, if entered into, any such credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of Preferred Shares.

•	Effects of Leverage. The Trust intends to use leverage through the issuance of Preferred Shares, borrowings from a credit facility or both. During its first full year of operations, the Trust intends to employ leverage (by the issuance of Preferred Shares, borrowing of money or a combination) at the time the leverage is incurred in amount up to 30% of the Trust’s total assets (including the proceeds of all such leverage). Thereafter total leverage of the Trust is expected to range between 20% to 50% of the Trust’s Managed Assets. Under the Investment Company Act, the Trust is not permitted to issue Preferred Shares unless immediately after such issuance the total asset value of the Trust’s portfolio is at least 200% of the liquidation value of the outstanding Preferred Shares plus the amount of borrowing (i.e., such liquidation value and amount of borrowing may not exceed 50% of the Trust’s total assets). In addition, the Trust is not permitted to declare any cash distribution on its common shares unless, at the time of such declaration, the net asset value of the Trust’s portfolio (determined after deducting the amount of such distribution) is at least 200% of such liquidation value plus amount of any borrowing. If Preferred Shares are issued, the Trust intends, to the extent possible, to purchase or redeem Preferred Shares, from time to time, to maintain coverage of any Preferred Shares of at least 200%. If the Trust issues Preferred Shares resulting in 20% leverage, there will be an asset coverage of the Preferred Shares of 500%.

To qualify for federal income taxation as a “regulated investment company,” the Trust must distribute in each taxable year at least 90% of its net investment income (including net interest income and net short-term gain). The Trust also will be required to distribute annually substantially all of its income and capital gain, if any, to avoid imposition of a nondeductible 4% federal excise tax. If the Trust is precluded from making distributions on the common shares because of any applicable asset coverage requirements, the terms of the Preferred Shares may provide that any amounts so precluded from being distributed, but required to be distributed for the Trust to meet the distribution requirements for qualification as a regulated investment company, will be paid to the holders of the Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of the shares.

The Trust’s willingness to issue Preferred Shares or borrow for leverage purposes, and the amount of leverage the Trust will assume, will depend on many factors, the most important of which are market conditions and interest rates. Successful use of a leveraging strategy may depend on the Investment Adviser’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

Assuming the utilization of leverage in the amount of 30% of the Trust’s total assets and an annual dividend rate on Preferred Shares of 4.74% and an annual interest rate of 4.98% on borrowings payable on such leverage based on market rates as of the date of this prospectus, the additional income that the Trust must earn (net of expenses) in order to cover such dividend payments is 1.45%. The Trust’s actual cost of leverage will be based on market rates at the time the Trust undertakes a leveraging strategy, and such actual costs of leverage may be higher or lower than that assumed in the previous example.

The following table is designed to illustrate the effect on the return to a holder of the Trust’s common shares of leverage in the amount of approximately 30% of the Trust’s total assets, assuming hypothetical annual returns of the Trust’s portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to holders of common shares when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed portfolio return (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding common share return assuming 30% leverage	(16)%	(9)%	(2)%	5%	12%

       Until the Trust issues Preferred Shares or borrows money, the common shares will not be leveraged, and the risks and special considerations related to leverage described in this prospectus will not apply.
       Such leveraging of the common shares cannot be achieved until the proceeds resulting from the use of leverage have been invested in accordance with the Trust’s investment objectives and policies.
Common Stock Risk
      The Trust will have exposure to common stocks. Although common stocks have historically generated higher average total returns than fixed income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and in recent years have significantly under-performed relative to debt securities. Therefore, the Trust’s exposure to common stocks could result in worse performance than would be the case had the Trust been invested solely in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Trust. Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Trust has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
Dividend Risk
      Dividends on common stock are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common stocks in which the Trust invests will declare dividends in the future or that if declared they will remain at current levels or increase over time.
Small and Mid-Cap Securities Risk
      The Trust may invest in companies with small or medium capitalizations. Securities issued by smaller and medium companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a smaller or medium company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller or medium company’s security price than is the case for a larger company. In addition, smaller or medium company securities may not be well known to the investing public.
Non-U.S. Securities Risk
      The Trust may invest up to 20% of its total assets in non-U.S. securities, including emerging market securities. Investing in non-U.S. securities involves certain risks not involved in domestic investments, including, but not limited to: (i) fluctuations in foreign exchange rates; (ii) future foreign economic, financial, political and social developments; (iii) different legal systems; (iv) the possible imposition of exchange controls or other foreign governmental laws or restrictions; (v) lower trading volume; (vi) much greater price volatility and illiquidity of certain non-U.S. securities markets; (vii) different trading and settlement practices; (viii) less governmental supervision; (ix) changes in currency exchange rates; (x) high and volatile rates of inflation; (xi) fluctuating interest rates; (xii) less publicly available information; and (xiii) different accounting, auditing and financial recordkeeping standards and requirements.
      Certain countries in which the Trust may invest, especially emerging market countries, historically have experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. These risks are especially evident in the Middle East and West Africa. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. In addition, with respect to certain foreign countries, there is a risk of: (i) the possibility of expropriation or nationalization of assets; (ii) confiscatory taxation; (iii) difficulty in obtaining or enforcing a court judgment; (iv) economic, political or social instability; and (v) diplomatic developments that could affect investments in those countries.
      Because the Trust will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Trust and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value or current income could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. Certain investments in non-U.S. securities also may be subject to foreign withholding taxes. Dividend income from non-U.S. corporations may not be eligible for the reduced rate for qualified dividend income. These risks often are heightened for investments in smaller, emerging capital markets. In addition, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as: (i) growth of gross domestic product; (ii) rates of inflation; (iii) capital reinvestment; (iv) resources; (v) self-sufficiency; and (vi) balance of payments position.
      As a result of these potential risks, Highland may determine that, notwithstanding otherwise favorable investment criteria, it may not be practicable or appropriate to invest in a particular country. The Trust may invest in countries in which foreign investors, including Highland, have had no or limited prior experience.
Emerging Markets Risk
      The Trust may invest up to 20% of its total assets in securities of issuers based in emerging markets. Investing in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of non-U.S. issuers to a heightened degree. Emerging market countries generally include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Trust’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.
Foreign Currency Risk
      Because the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities owned by the Trust, the unrealized appreciation or depreciation of investments and gains on and income from investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, the Trust may enter into foreign currency transactions in an attempt to enhance total return which may further expose the Trust to the risks of foreign currency movements and other risks. See “Derivatives Risk” below.
Investments In Unseasoned Companies
      The Trust may invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth, but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Trust may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies may have substantially greater financial resources than many of the companies in which the Trust may invest.
Initial Public Offerings (IPOs) Risk
      The Trust may invest in shares of companies through IPOs. IPOs and companies that have recently gone public have the potential to produce substantial gains for the Trust, subject to the Trust’s option writing strategy. However, there is no assurance that the Trust will have access to profitable IPOs. The investment performance of the Trust during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Trust is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.
Securities Lending Risk
      The Trust may lend its portfolio securities (up to a maximum of one-third of its total assets) to banks or dealers which meet the creditworthiness standards established by the board of trustees of the Trust. Securities lending is subject to the risk that loaned securities may not be available to the Trust on a timely basis and the Trust may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Trust that occurs during the term of the loan would be borne by the Trust and would adversely affect the Trust’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while the loan is outstanding. These risks may be greater for non-U.S. securities.
Risks Associated with Options on Securities
      There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.
      As the writer of a covered call option, the Trust foregoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. As the Trust writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.
      When the Trust writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price minus the put premium. If the option is exercised, the Trust could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise plus the put premium the Trust received when it wrote the option. While the Trust’s potential gain in writing a covered put option is limited to distributions earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Trust risks a loss equal to the entire exercise price of the option minus the put premium.
Exchange-Listed Option Risks
      There can be no assurance that a liquid market will exist when the Trust seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. If the Trust were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.
      The hours of trading for options on an exchange may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily and their value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Trust’s capital appreciation potential on the underlying security.
Over-the-Counter Option Risk
      The Trust may write (sell) unlisted (“OTC” or “over-the-counter”) options, and options written by the Trust with respect to non-U.S. securities, indices or sectors generally will be OTC options. OTC options differ from exchange-listed options in that they are two-party contracts, with exercise price, premium and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-listed options. The counterparties to these transactions typically will be major international banks, broker-dealers and financial institutions. The Trust may be required to treat as illiquid securities being used to cover certain written OTC options. The OTC options written by the Trust will not be issued, guaranteed or cleared by the Options Clearing Corporation. In addition, the Trust’s ability to terminate the OTC options may be more limited than with exchange-traded options. Banks, broker-dealers or other financial institutions participating in such transaction may fail to settle a transaction in accordance with the terms of the option as written. In the event of default or insolvency of the counterparty, the Trust may be unable to liquidate an OTC option position.
Index Option Risk
      The Trust intends to sell index put and call options from time to time. The purchaser of an index put option has the right to any depreciation in the value of the index below the exercise price of the option on or before the expiration date. The purchaser of an index call option has the right to any appreciation in the value of the index over the exercise price of the option on or before the expiration date. Because the exercise of an index option is settled in cash, sellers of index call options, such as the Trust, cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. The Trust will lose money if it is required to pay the purchaser of an index option the difference between the cash value of the index on which the option was written and the exercise price and such difference is greater than the premium received by the Trust for writing the option. The value of index options written by the Trust, which will be priced daily, will be affected by changes in the value and dividend rates of the underlying common stocks in the respective index, changes in the actual or perceived volatility of the stock market and the remaining time to the options’ expiration. The value of the index options also may be adversely affected if the market for the index options becomes less liquid or smaller. Distributions paid by the Trust on its common shares may be derived in part from the net index option premiums it receives from selling index put and call options, less the cost of paying settlement amounts to purchasers of the options that exercise their options. Net index option premiums can vary widely over the short term and long term.
Interest Rate Risk
      Interest rate risk is the risk that debt securities, and the Trust’s net assets, may decline in value because of changes in interest rates. Generally, debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Trust’s debt security holdings.
Prepayment Risk
      If interest rates fall, the principal on debt held by the Trust may be paid earlier than expected. If this happens, the proceeds from a prepaid security may be reinvested by the Trust in securities bearing lower interest rates, resulting in a possible decline in the Trust’s income and distributions to shareholders. The Trust may invest in pools of mortgages and other assets issued or guaranteed by private issuers or U.S. government agencies and instrumentalities. Mortgage-related securities are especially sensitive to prepayment risk because borrowers often refinance their mortgages when interest rates drop.
Asset-Backed Securities Risk
      Payment of interest and repayment of principal on asset-backed securities may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. Asset-backed security values may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables or the entities providing the credit enhancement. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return.
Mortgage-Backed Securities Risk
      A mortgage-backed security, which represents an interest in a pool of assets such as mortgage loans, will mature when all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.
      When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the fund’s mortgage-backed securities will result in an unforeseen loss of interest income to the Trust as the Trust may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the price of mortgage-backed securities does not increase as much as other fixed income securities when interest rates fall.
      When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.
Non-Investment Grade Securities Risk
      There is no limit on the amount of the Trust’s portfolio that may be invested in below investment grade securities. Non-investment grade securities are commonly referred to as “junk securities.” Investments in lower grade securities will expose the Trust to greater risks than if the Trust owned only higher grade debt securities. Because of the substantial risks associated with lower grade securities, you could lose money on your investment in common shares of the Trust, both in the short-term and the long-term. Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade debt securities may be less liquid than that of higher rated debt securities. Adverse conditions could make it difficult at times for the Trust to sell certain securities or could result in lower prices than those used in calculating the Trust’s net asset value.
Derivatives Risk
      Derivative Transactions in which the Trust may engage for hedging and speculative purposes or to enhance total return, including engaging in transactions such as options, futures, swaps, foreign currency transactions, forward foreign currency contracts, currency swaps or options on currency futures and other derivatives transactions, also involve certain risks and special considerations. Derivative Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Derivative Transactions depends on the Investment Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment or may cause the Trust to hold a security that it might otherwise sell. The use of foreign currency transactions can result in the Trust’s incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes.
      To the extent that the Trust purchases options pursuant to a hedging strategy, the Trust will be subject to the following additional risks. If a put or call option purchased by the Trust is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Trust will lose its entire investment in the option.
      Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Trust might be unable to exercise an option it had purchased. If the Trust were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.
Market Risk Generally
      The profitability of a significant portion of the Trust’s investment program depends to a great extent upon correctly assessing the future course of the price movements of securities and other investments and the movements of interest rates. There can be no assurance that the Investment Adviser will be able to predict accurately these price and interest rate movements. With respect to the investment strategies the Trust may utilize, there will be a high degree of market risk.
Reinvestment Risk
      The Trust reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Trust receives upon the maturity or sale of a portfolio security.
Timing Risk
      Many agency, corporate and municipal bonds, and most mortgage-backed securities, contain a provision that allows the issuer to “call” all or part of the issue before the bond’s maturity date, often after 5 or 10 years. The issuer usually retains the right to refinance the bond in the future if market interest rates decline below the coupon rate. There are three disadvantages to the call provision. First, the cash flow pattern of a callable bond is not known with certainty. Second, because an issuer is more likely to call the bonds when interest rates have dropped, the Trust is exposed to reinvestment rate risk, i.e., the Trust may have to reinvest at lower interest rates the proceeds received when the bond is called. Finally, the capital appreciation potential of a bond will be reduced because the price of a callable bond may not rise much above the price at which the issuer may call the bond.
Inflation Risk
      Inflation risk results from the variation in the value of cash flows from a security due to inflation, as measured in terms of purchasing power. For example, if the Trust purchases a bond in which it can realize a coupon rate of 5%, but the rate of inflation increases from 2% to 6%, then the purchasing power of the cash flow has declined. For all but adjustable bonds or floating rate bonds, the Trust is exposed to inflation risk because the interest rate the issuer promises to make is fixed for the life of the security. To the extent that interest rates reflect the expected inflation rate, floating rate bonds have a lower level of inflation risk.
Arbitrage Risks
      The Trust will engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Investment Adviser will be able to hedge the Trust’s portfolio in the manner necessary to employ successfully the Trust’s strategy.
Short Sales Risk
      Short sales by the Trust that are not made “against the box” (that is when the Trust has an offsetting long position in the asset that is selling short) theoretically involve unlimited loss potential since the market price of securities sold short may continuously increase. Short selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the Trust to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, since the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The Trust may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, the Trust might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales.
Risks of Investing in Structured Finance Securities
      A portion of the Trust’s investments may consist of equipment trust certificates, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Trust may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

Risks of Investing in Preferred Securities
      There are special risks associated with investing in preferred securities, including:

•	Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Trust owns a preferred security that is deferring its distributions, the Trust may be required to report income for tax purposes although it has not yet received such income.

•	Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•	Limited Voting Rights. Generally, preferred security holders have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of trustees to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.
Risks of Investing in Derivative Instruments
      Derivative instruments, or “derivatives,” include futures, options, swaps, structured securities and other instruments and contracts that are derived from, or the value of which is related to, one or more underlying securities, financial benchmarks, currencies or indices. Derivatives allow an investor to hedge or speculate upon the price movements of a particular security, financial benchmark currency or index at a fraction of the cost of investing in the underlying asset. The value of a derivative depends largely upon price movements in the underlying asset. Therefore, many of the risks applicable to trading the underlying asset are also applicable to derivatives of such asset. However, there are a number of other risks associated with derivatives trading. For example, because many derivatives are “leveraged,” and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement can not only result in the loss of the entire investment, but may also expose the Trust to the possibility of a loss exceeding the original amount invested. Derivatives may also expose investors to liquidity risk, as there may not be a liquid market within which to close or dispose of outstanding derivatives contracts, and to counterparty risk. The counterparty risk lies with each party (the “counterparty”) with whom the Trust contracts for the purpose of making derivative investments. In the event of the counterparty’s default, the Trust will only rank as an unsecured creditor and risks the loss of all or a portion of the amounts it is contractually entitled to receive.
Risks of Investing in Swaps
      Investments in swaps involve the exchange with another party of their respective commitments. Use of swaps subjects the Trust to risk of default by the counterparty. If there is a default by the counterparty to such a transaction, there may be contractual remedies pursuant to the agreements related to the transaction although contractual remedies may not be sufficient in the event the counterparty is insolvent. However, the swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market. The Trust may enter into credit default swaps, currency swaps or other swaps which may be surrogates for other instruments such as currency forwards or options.
Risks of Investing in Synthetic Securities
      In addition to credit risks associated with holding non-investment grade loans and high-yield debt securities, with respect to synthetic securities the Trust will usually have a contractual relationship only with the counterparty of such synthetic securities, and not the Reference Obligor (as defined below) on the Reference Obligation (as defined below). The Trust generally will have no right to directly enforce compliance by the Reference Obligor with the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor have any voting rights with respect to the Reference Obligation. The Trust will not benefit directly from any collateral supporting the Reference Obligation or have the benefit of the remedies on default that would normally be available to a holder of such Reference Obligation. In addition, in the event of insolvency of its counterparty, the Trust will be treated as a general creditor of such counterparty and will not have any claim with respect to the credit risk of the counterparty as well as that of the Reference Obligor. As a result, an overabundance of synthetic securities with any one counterparty subjects the notes to an additional degree of risk with respect to defaults by such counterparty as well as by the Reference Obligor. The Investment Adviser may not perform independent credit analyses of the counterparties, any such counterparty, or an entity guaranteeing such counterparty, individually or in the aggregate. A “Reference Obligation” is the debt security or other obligation upon which the synthetic security is based. A “Reference Obligor” is the obligor on a Reference Obligation. There is no maximum amount of Trust’s assets that may be invested in these securities.
Tax Risk
      The Trust may invest in derivative instruments, such as swaps, and other instruments, in order to obtain investment exposure to its principal investment categories or for other purposes. The Trust intends only to invest in such instruments to an extent and in a manner consistent with the Trust’s qualification as a regulated investment company for federal income tax purposes. If the Trust were to fail to qualify as a regulated investment company in any year, then the Trust would be subject to federal (and state) income tax on its net income and capital gains at regular corporate income tax rates (without a deduction for distributions to shareholders). Trust income distributed to common shareholders would also be taxable to shareholders as ordinary dividend income to the extent attributable to the Trust’s earnings and profits. Accordingly, in such event, the Trust’s ability to achieve its investment objectives would be adversely affected, and common shareholders would be subject to the risk of diminished investment returns.
Valuation Risk
      Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.
Exemptive Relief Consideration
      The Investment Adviser expects to apply to the Commission for exemptive relief to enable the registered investment companies advised by the Investment Adviser, including the Trust, to co-invest with other accounts and funds managed by the Investment Adviser and its affiliates in certain privately placed securities and other situations. There are no assurances that the Investment Adviser will receive the requested relief. If such relief is not obtained and until it is obtained, the Investment Adviser may be required to allocate some investments solely to the Trust and/or other registered funds and others solely to one or more accounts that are not registered investment companies. This could preclude the Trust from investing in certain securities it would otherwise be interested in and could adversely affect the speed at which the Trust is able to invest its assets and, consequently, the performance of the Trust.
Market Disruption and Geopolitical Risk
      The aftermath of the war in Iraq and the continuing occupation of Iraq, instability in the Middle East and terrorist attacks in the United States and around the world may have resulted in market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Investment Adviser does not know how long the securities markets will continue to be affected by these events and cannot predict the effects of the occupation or similar events in the future on the U.S. economy and securities markets. Given the risks described above, an investment in the common shares may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the Trust.
Risks of Investing in a Trust with Anti-Takeover Provisions
      The Trust’s Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status. These provisions could deprive the holders of common shares of opportunities to sell their common shares at a premium over the then current market price of the common shares or at net asset value.
Key Adviser Personnel Risk
      The Trust’s ability to identify and invest in attractive opportunities is dependent upon Highland, its investment adviser. If one or more key individuals leaves Highland, Highland may not be able to hire qualified replacements or may require an extended time to do so. This situation could prevent the Trust from achieving its investment objectives.

MANAGEMENT OF THE TRUST
Trustees and Officers
      The board of trustees is responsible for the overall management of the Trust, including supervision of the duties performed by Highland. There are five trustees of the Trust. Four of the trustees are not “interested persons” (as defined in the Investment Company Act) of the Trust. The name and business address of the trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under “Management of the Trust” in the Statement of Additional Information.
Investment Adviser
      Highland acts as the Trust’s investment adviser. Highland is located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. As of March 31, 2006, the Investment Adviser managed approximately $24.5 billion in assets on behalf of investors around the world. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. Messrs. Dondero and Okada have managed portfolios together since 1990.
      Responsibilities. The Investment Adviser provides the following services to the Trust: (i) furnishes an investment program for the Trust; (ii) determines, subject to the overall supervision and review of the board of trustees, the investments to be purchased, held, sold or exchanged by the Trust and the portion, if any, of the assets of the Trust to be held uninvested; (iii) makes changes in the investments of the Trust; and (iv) votes, exercises consents and exercises all other rights pertaining to such investments. Subject to the foregoing, the Investment Adviser, at its own expense, will have the authority to engage one or more sub-advisers in connection with the portfolio management of the Trust, which sub-advisers may be affiliates of the Adviser; provided, however, that the Adviser shall remain responsible to the Trust with respect to its duties and obligations set forth in the investment advisory agreement.
      Compensation. In return for its advisory services, the Investment Adviser will receive an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets (the “Advisory Fee”). The accrued fees will be payable monthly as promptly as possible after the end of each month during which the investment advisory agreement is in effect. The Investment Adviser may waive a portion of its fees. A discussion regarding the basis for the approval of the investment advisory agreement by the Trust’s board will be available in the Trust’s report to shareholders for the period ending June 30, 2006.
      Potential Conflicts of Interest. If the Trust employs leverage, the Investment Adviser will benefit because the Trust’s Managed Assets will increase with leverage. Furthermore, the Investment Adviser will also benefit to the extent that the Trust’s Managed Assets are derived from the reinvested collateral received on portfolio securities loaned.
      In addition to the Advisory Fee of Highland, the Trust pays all other costs and expenses of its operations, including, but not limited to, compensation of its trustees (other than those affiliated with Highland), custodian, transfer and dividend disbursing agent expenses, legal fees, listing fees and expenses, expenses of independent auditors, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and reimbursement of actual expenses of the Investment Adviser or others for registration and maintenance of the Trust’s registrations with the Commission and other jurisdictions and taxes, if any.
Administrator/ Sub-Administrator
      Under an administration agreement dated May 19, 2006, Highland provides administration services to the Trust, provides executive and other personnel necessary to administer the Trust and furnishes office space. Highland will receive an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of the Trust’s Managed Assets. The accrued fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. Highland may waive a portion of its fees.

Under a separate sub-administration agreement, dated May 19, 2006, Highland has delegated certain administrative functions to PFPC, Inc., at an annual rate, payable by Highland, of 0.01% of the average weekly value of the Trust’s Managed Assets.
Portfolio Managers
      The Trust’s portfolio will initially be managed by Patrick Daugherty, James Dondero, Mark Okada and Kurtis Plumer. The investment decisions are not subject to the oversight, approval or ratification of a committee.
      Kurtis Plumer, CFA. Mr. Plumer is a Senior Portfolio Manager and co-head of the Distressed Group at Highland where he is responsible for managing the sourcing, investing and monitoring process. He has over 14 years of experience in distressed, high yield bond and leveraged loan products. Prior to joining Highland in 1999, Mr. Plumer was a distressed high yield bond trader at Lehman Brothers in New York, where he managed a $250 million portfolio invested in global distressed securities. While at Lehman, he also traded emerging market sovereign bonds. Prior to joining Lehman Brothers, Mr. Plumer was a corporate finance banker at NationsBanc Capital Markets, Inc. (now Bank of America Capital Markets, Inc.) where he focused on M&A and financing transactions for the bank’s clients. Mr. Plumer earned a BBA in Economics and Finance from Baylor University and an MBA in Strategy and Finance from the Kellogg School at Northwestern University. Mr. Plumer is a Chartered Financial Analyst.
      James Dondero, CFA, CPA, CMA. Mr. Dondero is a founder and President of Highland. Formerly, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, emerging markets, derivatives, preferred stocks and common stocks. From 1985 to 1989, he managed approximately $1 billion in fixed income funds for American Express. Prior to American Express, he completed his financial training at Morgan Guaranty Trust Company. Mr. Dondero is a Beta Gamma Sigma graduate of the University of Virginia, 1984 with degrees in Accounting and Finance. Mr. Dondero is a Certified Public Accountant, Chartered Financial Analyst and a Certified Management Accountant.
      Mark Okada, CFA. Mr. Okada is a founder and Chief Investment Officer of Highland. He is responsible for overseeing Highland’s investment activities for its various funds and has over 19 years of experience in the leveraged finance market. Formerly, Mr. Okada served as Manager of Fixed Income for Protective Life’s GIC subsidiary from 1990 to 1993. He was primarily responsible for the bank loan portfolio and other risk assets. Protective was one of the first non-bank entrants into the syndicated loan market. From 1986 to 1990, he served as Vice President for Hibernia National Bank, managing over $1 billion of high yield bank loans. Mr. Okada is an honors graduate of the University of California Los Angeles with degrees in Economics and Psychology. He completed his credit training at Mitsui and is a Chartered Financial Analyst. Mr. Okada is also Chairman of the Board of Directors of Common Grace Ministries Inc.
      Patrick H. Daugherty. Mr. Daugherty is Head of Special Situations Investing at Highland. His responsibilities include managing the Distressed Investments Group and co-managing the Private Equity Investments Group. He has formerly served as General Counsel to Highland. Prior to joining Highland in April of 1998, Mr. Daugherty served as Vice President in the Corporate Finance Group at Bank of America Capital Markets, Inc (formerly NationsBanc Capital Markets, Inc.) where he originated and structured leveraged transactions of mid-cap companies located in the Southwest. Prior to joining Bank of America, Mr. Daugherty was an Associate with the law firm of Baker, Brown, Sharman and Parker in Houston, Texas where he worked with banks and financial institutions in the liquidation of various Resolution Trust Corporation portfolios. Mr. Daugherty has over 15 years of experience in distressed, high yield and corporate restructuring. He has been involved in over 100 restructurings and held steering committee positions in over 40 bankruptcies. He received a BBA in Finance from The University of Texas at Austin and a Juris Doctor from The University of Houston School of Law. Mr. Daugherty’s professional certifications include membership in the Texas Bar Association and the American Bar Association in 1992.

      The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities issued by the Trust.
NET ASSET VALUE
      The net asset value of the common shares of the Trust will be computed based upon the value of the Trust’s portfolio securities and other assets. Net asset value per common share will be determined daily on each day that the New York Stock Exchange is open for business as of the close of the regular trading session on the New York Stock Exchange. The Trust calculates net asset value per common share by subtracting liabilities (including accrued expenses or dividends) from the total assets of the Trust (the value of the securities plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of outstanding common shares of the Trust.
Valuations
      The Trust will use the following valuation methods to determine either current market value for investments for which market quotations are available, or if not available, the fair value, as determined in good faith pursuant to policies and procedures approved by the board of trustees:

(i)	The market value of each security listed or traded on any recognized securities exchange or automated quotation system will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported on that date, the Investment Adviser utilizes, when available, pricing quotations from principal market makers. Such quotations may be obtained from third-party pricing services or directly from investment brokers and dealers in the secondary market. Generally, the Trust’s loan and bond positions are not traded on exchanges and consequently are valued based on market prices received from third-party pricing services or broker-dealer sources.

(ii)	Dividends declared but not yet received, and rights in respect of securities which are quoted ex-dividend or ex-rights, will be recorded at the fair value thereof, as determined by the Investment Adviser, which may (but need not) be the value so determined on the day such securities are first quoted ex-dividend or ex- rights.

(iii)	Listed options, or over-the-counter options for which representative brokers’ quotations are available, will be valued in the same manner as listed or over-the-counter securities as hereinabove provided. Premiums for the sale of such options written by the Trust will be included in the assets of the Trust, and the market value of such options shall be included as a liability.

(iv)	The Trust’s non-marketable investments will generally be valued in such manner as the Investment Adviser determines in good faith to reflect their fair values under procedures established by, and under the general supervision and responsibility of, the Trust’s board of trustees. The pricing of all assets that are fair valued in this manner will be subsequently reported to and ratified by the Trust’s board of trustees.
      When determining the fair value of an asset, the Investment Adviser will seek to determine the price that the Trust might reasonably expect to receive from the current sale of that asset in an arm’s-length transaction. Fair value determinations shall be based upon all available factors that the Investment Adviser deems relevant.

DISTRIBUTIONS
      Commencing with the Trust’s initial dividend, the Trust intends to make regular monthly cash dividends of all or substantially all of its investment company taxable income to common shareholders. Subject to market conditions, we expect to declare the initial monthly dividend on the Trust’s common shares within approximately 45 days after completion of this offering and to pay that initial monthly dividend approximately 60 to 90 days after completion of this offering. The Trust expects to pay common shareholders annually at least 90% of its investment company taxable income. The Trust intends to pay any capital gain distributions annually.
      Various factors will affect the level of the Trust’s current income and current gains, such as its asset mix, and the Trust’s use of options. To permit the Trust to maintain more stable monthly dividends and annual distributions, the Trust may from time to time distribute less than the entire amount of income and gains earned in the relevant month or year, respectively. The undistributed income and gains would be available to supplement future distributions. As a result, the distributions paid by the Trust for any particular period may be more or less than the amount of income and gains actually earned by the Trust during the applicable period. Undistributed income and gains will add to the Trust’s net asset value and, correspondingly, distributions from undistributed income and gains and from capital, if any, will be deducted from the Trust’s net asset value. Shareholders will automatically have all dividends and distributions reinvested in common shares of the Trust issued by the Trust or purchased in the open market in accordance with the Trust’s Dividend Reinvestment Plan unless an election is made to receive cash. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata portion of brokerage commissions incurred in connection with open market purchases, and participants requesting a sale of securities through the plan agent of the Dividend Reinvestment Plan are subject to a sales fee and a brokerage commission. See “Dividend Reinvestment Plan.”

DIVIDEND REINVESTMENT PLAN
      Unless the registered owner of common shares elects to receive cash by contacting the Plan Agent, all dividends declared for your common shares of the Trust will be automatically reinvested by PFPC, Inc. (the “Plan Agent”), agent for shareholders in administering the Trust’s Dividend Reinvestment Plan (the “Plan”), in additional common shares of the Trust. If a registered owner of common shares elects not to participate in the Plan, you will receive all dividends in cash paid by check mailed directly to you (or, if the shares are held in street or other nominee name, then to such nominee) by PFPC, Inc., as dividend disbursing agent. You may elect not to participate in the Plan and to receive all dividends in cash by sending written instructions or by contacting PFPC, Inc., as dividend disbursing agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by contacting the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of the Trust for you.
      The Plan Agent will open an account for each common shareholder under the Plan in the same name in which such common shareholder’s common shares are registered. Whenever the Trust declares a dividend or other distribution (together, a “dividend”) payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Trust (“newly issued common shares”) or (ii) by purchase of outstanding common shares on the open market (“open-market purchases”) on the New York Stock Exchange or elsewhere.
      If, on the payment date for any dividend, the market price per common share plus estimated brokerage commissions is greater than the net asset value per common share (such condition being referred to herein as “market premium”), the Plan Agent will invest the dividend amount in newly issued common shares, including fractions, on behalf of the participants. The number of newly issued common shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per common share on the payment date; provided that, if the net asset value per common share is less than 95% of the market price per common share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per common share on the payment date.
      If, on the payment date for any dividend, the net asset value per common share is greater than the market value per common share plus estimated brokerage commissions (such condition being referred to herein as “market discount”), the Plan Agent will invest the dividend amount in common shares acquired on behalf of the participants in open-market purchases.
      In the event of a market discount on the payment date for any dividend, the Plan Agent will have until the last business day before the next date on which the common shares trade on an “ex-dividend” basis or 120 days after the payment date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in common shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the “ex-dividend” date of the third month of the quarter. If, before the Plan Agent has completed its open-market purchases, the market price of a common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Agent may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the dividend had been paid in newly issued common shares on the dividend payment date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Agent is unable to invest the full dividend amount in open market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued common shares at the net asset value per common share at the close of business on the last purchase date; provided that, if the net asset value per common share is less than 95% of the market price per common share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per common share on the payment date.
      The Plan Agent maintains all shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instructions of the participants.
      In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of common shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.
      There will be no brokerage charges with respect to common shares issued directly by the Trust. However, each participant will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases. The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividend received by a participant that is reinvested in additional common shares will be subject to federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes. See “Tax Matters.” Participants who request a sale of shares through the Plan Agent are subject to a $2.50 sales fee and pay a brokerage commission of $0.05 per share sold.
      The Trust reserves the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.
      All correspondence concerning the Plan should be directed to the Plan Agent at PFPC, Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809; telephone (877) 665-1287.

DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
      The Trust is a statutory trust organized under the laws of Delaware pursuant to an Agreement and Declaration of Trust dated as of March 10, 2006. The Trust is authorized to issue an unlimited number of common shares of beneficial interest, par value $0.001 per share. Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Trust by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of common shares owned by each respective shareholder. The Trust currently is not aware of any expenses that will be paid pursuant to this provision, except to the extent fees payable under its Dividend Reinvestment Plan are deemed to be paid pursuant to this provision.
      The Trust intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing. All common shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Trust will send annual and semi-annual reports, including financial statements, to all holders of its shares.
      The Trust has no present intention of offering any additional shares other than the Preferred Shares and common shares issued under the Trust’s Dividend Reinvestment Plan. Any additional offerings of shares will require approval by the Trust’s board of trustees. Any additional offering of common shares will be subject to the requirements of the Investment Company Act, which provides that shares may not be issued at a price below the then current net asset value, exclusive of sales load, except in connection with an offering to existing holders of common shares or with the consent of a majority of the Trust’s outstanding voting securities.
      The Trust anticipates that its common shares will be listed on the New York Stock Exchange under the symbol “HCF.” Net asset value will be reduced immediately following the offering of common shares by the amount of the sales load and offering costs paid by the Trust. See “Summary of Trust Expenses.”
      Unlike open-end funds, closed-end funds like the Trust do not continuously offer shares and do not provide daily redemptions. Rather, if a shareholder determines to buy additional common shares or sell shares already held, the shareholder may do so by trading through a broker on the New York Stock Exchange or otherwise. Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Because the market value of the common shares may be influenced by such factors as dividend levels (which are in turn affected by expenses), dividend stability, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the Trust, the Trust cannot assure you that common shares will trade at a price equal to or higher than net asset value in the future. The common shares are designed primarily for long-term investors and you should not purchase the common shares if you intend to sell them soon after purchase. See the Statement of Additional Information under “Repurchase of Common Shares.”
Preferred Shares
      The Agreement and Declaration of Trust provides that the Trust’s board of trustees may authorize and issue Preferred Shares with rights as determined by the board of trustees, by action of the board of trustees without the approval of the holders of the common shares. Holders of common shares have no preemptive right to purchase any Preferred Shares that might be issued. Whenever Preferred Shares are outstanding, the holders of common shares will not be entitled to receive any distributions from the Trust unless all accrued dividends on Preferred Shares have been paid, unless asset coverage (as defined in the Investment Company Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating the Preferred Shares have been met.
      The Trust intends to issue Preferred Shares as part of its leverage strategy in one to six months following the completion of this offering. If Preferred Shares are issued, the Trust currently intends to issue Preferred

Shares representing approximately 20% of the Trust’s total assets (including the proceeds of all such leverage) immediately after the Preferred Shares are issued. The board of trustees also reserves the right to change the foregoing percentage limitation and may issue Preferred Shares to the extent permitted by the Investment Company Act, which currently limits the aggregate liquidation preference of all outstanding Preferred Shares to 50% of the value of the Trust’s Managed Assets less liabilities and indebtedness of the Trust. We cannot assure you, however, that any Preferred Shares will be issued. Although the terms of any Preferred Shares, including dividend rate, liquidation preference and redemption provisions, will be determined by the board of trustees, subject to applicable law and the Agreement and Declaration of Trust, it is likely that the Preferred Shares will be structured to carry a relatively short-term dividend rate reflecting interest rates on short-term bonds, by providing for the periodic redetermination of the dividend rate at relatively short intervals through an auction, remarketing or other procedure. The Trust also believes that it is likely that the liquidation preference, voting rights and redemption provisions of the Preferred Shares will be similar to those stated below.
      Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the holders of Preferred Shares will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per Preferred Share plus accrued and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of common shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Trust.
      Voting Rights. The Investment Company Act requires that the holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by holders of common shares and Preferred Shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any Preferred Shares have the right to elect a majority of the trustees of the Trust at any time two years’ dividends on any Preferred Shares are unpaid. The Investment Company Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the Preferred Shares, and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions. As a result of these voting rights, the Trust’s ability to take any such actions may be impeded to the extent that there are any Preferred Shares outstanding. The board of trustees presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by applicable law, holders of Preferred Shares will have equal voting rights with holders of common shares (one vote per share, unless otherwise required by the Investment Company Act) and will vote together with holders of common shares as a single class.
      The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Shares. The class vote of holders of Preferred Shares described above will in each case be in addition to any other vote required to authorize the action in question.
      Redemption, Purchase and Sale of Preferred Shares by the Trust. The terms of the Preferred Shares are expected to provide that (i) they are redeemable by the Trust in whole or in part at the original purchase price per share plus accrued dividends per share, (ii) the Trust may tender for or purchase Preferred Shares and (iii) the Trust may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Trust will reduce the leverage applicable to the common shares, while any resale of shares by the Trust will increase that leverage.
      The discussion above describes the possible offering of Preferred Shares by the Trust. If the board of trustees determines to proceed with such an offering, the terms of the Preferred Shares may be the same as, or different from, the terms described above, subject to applicable law and the Trust’s Agreement and

Declaration of Trust. The board of trustees, without the approval of the holders of common shares, may authorize an offering of Preferred Shares or may determine not to authorize such an offering and may fix the terms of the Preferred Shares to be offered.
Other Shares
      The board of trustees (subject to applicable law and the Trust’s Agreement and Declaration of Trust) may authorize an offering, without the approval of the holders of either common shares or Preferred Shares, of other classes of shares, or other classes or series of shares, as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the board of trustees see fit. The Trust currently does not expect to issue any other classes of shares, or series of shares, except for the common shares and the Preferred Shares.
Credit Facility
      In the event the Trust leverages through borrowings, the Trust may enter into definitive agreements with respect to a credit facility. The Trust may negotiate with commercial banks to arrange a credit facility pursuant to which the Trust would be entitled to borrow an amount equal to approximately one-third (33 1/3%) of the Trust’s total assets (inclusive of the amount borrowed) offered hereby. Any such borrowings would constitute financial leverage. Such a facility is not expected to be convertible into any other securities of the Trust. Any outstanding amounts are expected to be prepayable by the Trust prior to final maturity without significant penalty, and there are not expected to be any sinking fund or mandatory retirement provisions. Outstanding amounts would be payable at maturity or such earlier times as required by the agreement. The Trust may be required to prepay outstanding amounts under the facility or incur a penalty rate of interest in the event of the occurrence of certain events of default. The Trust would be expected to indemnify the lenders under the facility against liabilities they may incur in connection with the facility. The Trust may be required to pay commitment fees under the terms of any such facility. With the use of borrowings, there is a risk that the interest rates paid by the Trust on the amount it borrows will be higher than the return on the Trust’s investments.
      In addition, the Trust expects that such a credit facility would contain covenants that, among other things, likely will limit the Trust’s ability to: (i) pay dividends in certain circumstances, (ii) incur additional debt and (iii) change its fundamental investment policies and engage in certain transactions, including mergers and consolidations. In addition, it may contain a covenant requiring asset coverage ratios in addition to those required by the Investment Company Act. The Trust may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Trust expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Trust will enter into an agreement for a credit facility on terms and conditions representative of the foregoing or that additional material terms will not apply. In addition, if entered into, any such credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of Preferred Shares.

ANTI-TAKEOVER PROVISIONS IN THE AGREEMENT AND DECLARATION OF TRUST
      The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Trust or to change the composition of its board of trustees. This could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Trust. Such attempts could have the effect of increasing the expenses of the Trust and disrupting the normal operation of the Trust. The board of trustees is divided into three classes, with the terms of one class expiring at each annual meeting of shareholders. At each annual meeting, one class of trustees is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the board of trustees. A trustee may be removed from office (for cause, and not without cause) by the action of a majority of the remaining trustees followed by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective trustee.
      In addition, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the Trust’s board of trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of the Trust, voting separately as a class or series, to approve, adopt or authorize certain transactions with 5% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a “Principal Shareholder”) refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of all outstanding classes or series of shares of beneficial interest of the Trust.
      The 5% holder transactions subject to these special approval requirements are: the merger or consolidation of the Trust or any subsidiary of the Trust with or into any Principal Shareholder; the issuance of any securities of the Trust to any Principal Shareholder for cash, except pursuant to any automatic dividend reinvestment plan; the sale, lease or exchange of all or any substantial part of the assets of the Trust to any Principal Shareholder, except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to the Trust or any subsidiary of the Trust, in exchange for securities of the Trust, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.
      To convert the Trust to an open-end investment company, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the board of the trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Trust, voting separately as a class or series, unless such amendment has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. The foregoing vote would satisfy a separate requirement in the Investment Company Act that any conversion of the Trust to an open-end investment company be approved by the shareholders. If approved in the foregoing manner, conversion of the Trust to an open-end investment company could not occur until 90 days after the shareholders’ meeting at which such conversion was approved and would also require at least 30 days’ prior notice to all shareholders. Following any such conversion, it is possible that certain of the Trust’s investment policies and strategies would have to be modified to assure sufficient portfolio liquidity. In the event of conversion, the common shares would cease to be listed on the New York Stock Exchange or other national securities exchanges or market systems. Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the Investment Company Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. The Trust expects to pay all such redemption requests in cash, but reserves the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Trust were converted to an open-end fund, it is likely that new shares would be sold at net asset value plus a sales load. The board of trustees believes, however, that the closed-end structure is desirable in light of the Trust’s investment objectives and policies. Therefore, you should assume that it is not likely that the board of trustees would vote to convert the Trust to an open-end fund.
      For the purposes of calculating “a majority of the outstanding voting securities” under the Trust’s Agreement and Declaration of Trust, each class and series of the Trust shall vote together as a single class, except to the extent required by the Investment Company Act or the Trust’s Agreement and Declaration of Trust, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.
      The Declaration of Trust also provides that the Trust may be liquidated upon the approval of 80% of the trustees.
      The board of trustees has determined that provisions with respect to the board of trustees and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the Investment Company Act, are in the best interest of shareholders generally. Reference should be made to the Trust’s Agreement and Declaration of Trust, on file with the Commission for the full text of these provisions.

CLOSED-END FUND STRUCTURE
      The Trust is a non-diversified, closed-end management investment company with no operating history (commonly referred to as a closed-end fund). Closed-end funds differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds generally list their shares for trading on a stock exchange and do not redeem their shares at the request of the shareholder. This means that if you wish to sell your shares of a closed-end fund you must trade them on the market like any other stock at the prevailing market price at that time. In a mutual fund, if the shareholder wishes to sell shares of the fund, the mutual fund will redeem or buy back the shares at “net asset value” (less a redemption fee, if applicable, or contingent deferred sales charge, if applicable). Also, mutual funds generally offer new shares on a continuous basis to new investors, and closed-end funds generally do not. The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage a mutual fund’s investments. By comparison, closed-end funds are generally able to stay more fully invested in securities that are consistent with their investment objective and also have greater flexibility to make certain types of investments and to use certain investment strategies, such as financial leverage and investments in illiquid securities.
      Shares of closed-end funds frequently trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of shareholders, the Trust’s board of trustees might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount. We cannot guarantee or assure, however, that the Trust’s board of trustees will decide to engage in any of these actions. Nor is there any guarantee or assurance that such actions, if undertaken, would result in the shares trading at a price equal or close to net asset value per share. The board of trustees might also consider converting the Trust to an open-end mutual fund, which would also require a vote of the shareholders of the Trust.

REPURCHASE OF COMMON SHARES
      Shares of closed-end investment companies often trade at a discount to their net asset value, and the Trust’s common shares may also trade at a discount to their net asset value, although it is possible that they may trade at a premium above net asset value. The market price of the Trust’s common shares will be determined by such factors as relative demand for and supply of such common shares in the market, the Trust’s net asset value, general market and economic conditions and other factors beyond the control of the Trust. See “Net Asset Value.” Although the Trust’s common shareholders will not have the right to redeem their common shares, the Trust may take action to repurchase common shares in the open market or make tender offers for its common shares. This may have the effect of reducing any market discount from net asset value.
      There is no assurance that, if action is undertaken to repurchase or tender for common shares, such action will result in the common shares trading at a price which approximates their net asset value. Although share repurchases and tenders could have a favorable effect on the market price of the Trust’s common shares, you should be aware that the acquisition of common shares by the Trust will decrease the capital of the Trust and, therefore, may have the effect of increasing the Trust’s expense ratio and decreasing the asset coverage with respect to any Preferred Shares outstanding or borrowings. Any share repurchases or tender offers will be made in accordance with requirements of the Securities Exchange Act of 1934, as amended, the Investment Company Act and the principal stock exchange on which the common shares are traded.

TAX MATTERS
      The following discussion summarizes certain U.S. federal income tax considerations affecting the Trust and its shareholders that are U.S. persons as defined for U.S. federal income tax purposes. For more information, please see the Statement of Additional Information, under “Tax Matters.” Because each shareholder’s tax situation is unique, ask your tax professional about the tax consequences to you of an investment in the Trust.
      The Trust intends to qualify annually as a regulated investment company under the Internal Revenue Code. Accordingly, the Trust generally will not be subject to U.S. federal income tax on income and gains that the Trust distributes to its shareholders.
      Distributions paid to you by the Trust from its net realized long-term capital gains, if any, that the Trust designates as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your common shares. All other dividends paid to you by the Trust (including dividends from short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income.
      In general, the Trust does not expect that a significant portion of its ordinary income dividends will be treated as qualified dividend income, which is eligible for taxation at the rates applicable to long-term capital gains in the case of individual shareholders, or that a corporate shareholder will be able to claim a dividends received reduction with respect to any significant portion of Trust distributions.
      Dividends and other taxable distributions are taxable to you even if they are reinvested in additional common shares of the Trust. Dividends and other distributions paid by the Trust are generally treated as received by you at the time the dividend or distribution is made. If, however, the Trust pays you a dividend in January that was declared in the previous October, November or December and you were the shareholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Trust and received by you on December 31 of the year in which the dividend was declared.
      The price of common shares purchased at any time may reflect the amount of a forthcoming distribution. If you purchase common shares just prior to a distribution, you will receive a distribution that will be taxable to you even though it represents in part a return of your invested capital.
      The Trust will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Trust. Ordinary income dividends and capital gain dividends may also be subject to state and local taxes.
      If you sell or otherwise dispose of common shares of the Trust (including exchange them for common shares of another fund), you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such common shares of the Trust and the amount you receive in exchange for such common shares. If you hold your common shares as capital assets, any such gain or loss generally will be long-term capital gain or loss if you have held such common shares for more than one year at the time of sale.
      The Trust may be required to withhold, for U.S. federal backup withholding tax purposes, a portion of the dividends, distributions and redemption proceeds payable to a shareholder who fails to provide the Trust (or its agent) with the shareholder’s correct taxpayer identification number (in the case of an individual, generally, such individual’s social security number) or to make the required certification, or who has been notified by the Internal Revenue Service that such shareholder is subject to backup withholding. Certain shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.
      The discussions set forth herein and in the Statement of Additional Information do not constitute tax advice, and you are urged to consult your own tax advisor to determine the specific U.S. federal, state, local and foreign tax consequences to you of investing in the Trust.

UNDERWRITERS
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the Trust has agreed to sell to them, severally, the number of common shares indicated below.

Number of
Name	Common Shares

Morgan Stanley & Co. Incorporated
E*TRADE Securities LLC
Oppenheimer & Co., Inc.
Robert W. Baird & Co. Incorporated
Stephens Inc.
Wells Fargo Securities, LLC

Total

      The underwriters are offering the common shares subject to their acceptance of the common shares from the Trust and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters’ over allotment option described below.
      The underwriters initially propose to offer part of the common shares directly to the public at the initial offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.60 a share under the initial offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to the other underwriters or to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representative. The underwriting discounts and commissions (sales load) of $0.90 a share are equal to 4.5% of the initial offering price. Investors must pay for any common shares purchased on or before                     , 2006.
      The Trust has granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of                     common shares at the initial offering price per common share listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table. If the underwriters’ over allotment option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions (sales load) would be $          , the estimated offering expenses would be $          and the total proceeds to the Trust would be $          .

      The following table summarizes the public offering price of the common shares, underwriting discounts and commissions (sales load), estimated offering expenses and proceeds to the Trust. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Public offering price	$20.00	$20.00	$	$
Underwriting discounts and commissions (sales load)	$0.90	$0.90	$	$
Estimated offering expenses	$0.12	$0.12	$	$
Proceeds, after expenses, to the Trust	$18.98	$18.98	$	$
      Expenses payable by the Trust in the table above include the estimated expenses, including underwriting discounts, commissions and legal expenses, of the Preferred Share offering which is expected to occur soon after the completion of this offering, as described under “Prospectus Summary—Preferred Shares and Borrowings” and “Description of Capital Structure—Preferred Shares.” For purposes of the table above, it is assumed that the Trust will issue an aggregate of 15,000,000 common shares in this offering and Preferred Shares having an aggregate liquidation value of approximately $81.7 million are issued in the Preferred Share offering. On this basis, such Preferred Share offering expenses are estimated to be approximately $1.2 million in total, or $0.08 per common share sold by the Trust in this offering. If the Trust issues more (fewer) Preferred Shares than the amount assumed, then the total Preferred Share offering expenses would be greater than (less than) reflected in the table above. Also, if the percentage of the Trust’s Managed Assets represented by the Preferred Shares is greater than (less than) assumed, then the expenses of the Preferred Share offering per common share would be greater than (less than) reflected in the table above. Expenses payable by the Trust in the table above also include reimbursement to the Investment Adviser by the Trust for expenses incurred by the Investment Adviser in connection with this offering, as described in the next paragraph. The marketing and structuring fee described below under “—Additional Compensation to Be Paid by Investment Adviser” is not reimbursable to the Investment Adviser, and is therefore not reflected in expenses payable by the Trust in the table above.
      The Trust has agreed to reimburse the Investment Adviser for expenses incurred by the Investment Adviser in connection with this offering, other than the marketing and structuring fee payable by the Investment Adviser described below under “—Additional Compensation to Be Paid by Investment Adviser.” Offering expenses paid by the Trust (other than underwriting discounts and commissions and any Preferred Share offering expenses), including expenses reimbursed by the Trust to the Investment Adviser, will not exceed $0.04 per common share sold by the Trust in this offering. If the offering expenses referred to in the preceding sentence exceed this amount, the Investment Adviser will pay the excess. The aggregate offering expenses (excluding the underwriting discounts and commissions, and excluding any Preferred Share offering expenses, but including expenses reimbursed to the Investment Adviser) to be incurred by the Trust are estimated to be $600,000 in total, or $0.04 per common share sold by the Trust in this offering. The per share amount in the preceding sentence is based on the assumption that the Trust issues 15,000,000 common shares in this offering. If the Trust issues fewer (more) shares than assumed, then such aggregate offering expenses per common share would be greater than (less than) this amount.
      The underwriters have informed the Trust that they do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.
      In order to meet requirements for the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners. The minimum investment requirement is 100 common shares ($2,000).

      The Trust anticipates that its common shares will be listed on the New York Stock Exchange, subject to official notice of issuance, under the symbol “HCF.”
      The Trust has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise; or file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares. These lock-up agreements will not apply to the common shares to be sold pursuant to the underwriting agreement or any common shares issued pursuant to the Trust’s Dividend Reinvestment Plan.
      In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. The underwriters currently expect to sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position in the common shares for their own account. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over allotment option (exercisable for 45 days from the date of this prospectus). The underwriters can close out a covered short sale by exercising the over allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the common shares compared to the price available under the over allotment option. The underwriters may also sell common shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares in transactions to cover syndicate short positions or to stabilize the price of the common shares. Any of these activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      Prior to this offering, there has been no public or private market for the common shares or any other securities of the Trust. Consequently, the offering price for the common shares was determined by negotiation among the Trust, the Investment Adviser and the representative. There can be no assurance, however, that the price at which the common shares trade after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common shares will develop and continue after this offering.
      The Trust anticipates that the representative and certain other underwriters may from time to time act as brokers and dealers in connection with the execution of its portfolio transactions after they have ceased to be underwriters and, subject to certain restrictions, may act as such brokers while they are underwriters.
      In connection with this offering, certain of the underwriters or selected dealers may distribute prospectuses electronically.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.
      The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036.
Additional Compensation to Be Paid by Investment Adviser to an Underwriter
      In connection with this transaction, Morgan Stanley & Co. Incorporated will be paid a marketing and structuring fee by the Investment Adviser (and not the Trust) equal to 1.25% of the aggregate price to the public of the common shares sold by Morgan Stanley & Co. Incorporated (including shares over-allotted by Morgan Stanley & Co. Incorporated regardless of whether the over-allotment option is exercised), and which will total $                    . The marketing and structuring fee paid to Morgan Stanley & Co. Incorporated will not exceed           % of the total price to public of the common shares sold in this offering. In contrast to the underwriting discounts and commissions (earned under the underwriting agreement by the underwriting syndicate as a group), the marketing and structuring fee will be earned by and paid to Morgan Stanley & Co. Incorporated by the Investment Adviser for advice to the Investment Adviser on the design, structuring and corporate finance of, and marketing assistance with respect to, the Trust and the distribution of its common shares. When approving the underwriting agreement, the board of trustees of the Trust discussed the marketing and structuring fee, but noted that it was not payable pursuant to the underwriting agreement and also noted that it was payable by the Investment Adviser and not by the Trust, and that it was not reimbursable by the Trust to the Investment Adviser.
      The sum total of all compensation to the underwriters in connection with this public offering of common shares, including sales load and marketing and structuring fees, will not exceed 9% of the total price to the public of the common shares sold in this offering.

CUSTODIAN AND TRANSFER AGENT
      The Custodian of the assets of the Trust will be PFPC Trust Company (8800 Tinicum Blvd., 4th Floor, Philadelphia, PA 19153; telephone (877) 665-1287). The Custodian will perform custodial, fund accounting and portfolio accounting services. PFPC, Inc. (301 Bellevue Parkway, Wilmington, Delaware 19809; telephone (877) 665-1287) will serve as the Trust’s transfer agent with respect to its common shares.
LEGAL OPINIONS
      Certain legal matters in connection with the common shares will be passed upon for the Trust by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York.
PRIVACY PRINCIPLES OF THE TRUST
      The Trust is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Trust collects, how the Trust protects that information and why, in certain cases, the Trust may share information with select other parties.
      Generally, the Trust does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Trust. The Trust does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).
      The Trust restricts access to non-public personal information about its shareholders to employees of the Trust’s Investment Adviser and its affiliates with a legitimate business need for the information. The Trust maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

Highland Credit Strategies Fund

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Statement of Additional Information
Dated June 20, 2006
HIGHLAND CREDIT
STRATEGIES FUND
STATEMENT OF ADDITIONAL INFORMATION
       Highland Credit Strategies Fund (the “Trust”) is a newly organized, non-diversified, closed-end management investment company registered under the Investment Company Act with no operating history. This Statement of Additional Information registered under the Investment Company Act does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated                     , 2006. This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing common shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling 1-877-665-1287. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.
This Statement of Additional Information is dated                     , 2006.

USE OF PROCEEDS
      Pending investment in securities that meet the Trust’s investment objectives and policies, the net proceeds of this offering will be invested in short-term debt securities of the type described under “Investment Policies and Techniques — Short-Term Debt Securities.” We currently anticipate that the Trust will be able to invest primarily in securities that meet the Trust’s investment objectives and policies within approximately three months after the completion of this offering.

INVESTMENT RESTRICTIONS
      Except as described below, the Trust, as a fundamental policy, may not, without the approval of the holders of a “majority of the outstanding”(1) common shares and any Preferred Shares, if any, voting together as a single class, and of the holders of a majority of the outstanding preferred shares, if any, voting as a separate class:

(1) invest 25% or more of the value of its total assets in any single industry or group of industries;

(2) issue senior securities or borrow money other than as permitted by the Investment Company Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;

(3) make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Trust’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3 % of the Trust’s total assets;

(4) underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Trust may be deemed to be an underwriter;

(5) purchase or sell real estate, except that the Trust may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies, and instruments secured by real estate or interests therein and the Trust may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Trust’s ownership of such other assets; or

(6) purchase or sell commodities or commodity contracts for any purposes except as, and to the extent, permitted by applicable law without the Trust becoming subject to registration with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool.
      As currently relevant to the Trust, the Investment Company Act requires an asset coverage of 200% for a closed-end fund issuing preferred shares and for borrowings exceeding 5% of the Trust’s assets (excluding temporary borrowings).
      The Trust is also subject to the following non-fundamental restrictions and policies, which may be changed by the board of trustees and without shareholder approval. The Trust may not:

(1) make any short sale of securities except in conformity with applicable laws, rules and regulations and unless after giving effect to such sale, the market value of all securities sold short does not exceed 25% of the value of the Trust’s total assets and the Trust’s aggregate short sales of a particular class of securities of an issuer does not exceed 25% of the then outstanding securities of that class. The Trust may also make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Trust owns or has the immediate and unconditional right to acquire at no additional cost the identical security; and

(2) purchase securities of open-end or closed-end investment companies except in compliance with the Investment Company Act or any exemptive relief obtained thereunder. Under the Investment Company Act, the Trust may invest up to 10% of its total assets in the aggregate in shares of other investment companies and up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Trust will bear its

(1)	When used with respect to shares of the Trust, “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

ratable share of that investment company’s expenses, and will remain subject to payment of the Advisory Fees and other expenses with respect to assets so invested. Holders of common shares will therefore be subject to duplicative expenses to the extent the Trust invests in other investment companies. In addition, the securities of other investment companies may be leveraged and will therefore be subject to the risks of leverage. The net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.
      In addition, to comply with the federal tax requirements for qualification as a registered investment company, the Trust’s investments must meet certain diversification requirements. See “Tax Matters.”
      The percentage limitations applicable to the Trust’s portfolio described in the prospectus and this Statement of Additional Information apply only at the time of investment, except that the percentage limitation with respect to borrowing applies at all times, and the Trust will not be required to sell securities due to subsequent changes in the value of securities it owns.

INVESTMENT POLICIES AND TECHNIQUES
      The following information supplements the discussion of the Trust’s investment objectives, policies and techniques that are described in the prospectus.
Short-Term Debt Securities
      For temporary defensive purposes or to keep cash on hand, the Trust may invest up to 100% of its total assets in cash equivalents and short-term debt securities. Short-term debt investments are defined to include, without limitation, the following:

(1) U.S. Government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. Government agencies or instrumentalities. U.S. Government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Trust may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Trust purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Trust during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Trust to invest temporarily available cash. The Trust may enter into repurchase agreements only with respect to obligations of the U.S. Government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Trust may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Trust is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. Highland monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. Highland does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Trust. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Trust and a corporation. There is no secondary market for such notes. However, they are redeemable by the Trust at any time. Highland will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continually monitor the corporation’s ability to meet all of its financial obligations, because the Trust’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Equity Securities
      The Trust may invest in equity securities including preferred stocks, convertible securities, warrants and depository receipts.
      Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.
      Convertible Securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.
      Warrants. Warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of warrants involves the risk that the Trust could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the warrants’ expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.
      Depository Receipts. The Trust may invest in both sponsored and unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), Global Depository Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as Continental Depository Receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or U.S. underlying securities. GDRs are depository receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs may present additional investment considerations of non-U.S. securities.
Variable and Floating Rate Instruments
      The Trust may purchase rated and unrated variable and floating rate instruments. These instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The Trust may invest in leveraged inverse floating rate debt instruments (“Inverse Floaters”). The interest rate of an Inverse Floater resets in the opposite direction from the market rate of interest to which it is indexed. An Inverse Floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in Inverse Floaters is associated with greater volatility in their market values. Issuers of unrated variable and floating rate instruments must satisfy the same criteria as set forth above for the Trust. The absence of an active secondary market with respect to particular variable and floating rate instruments, however, could make it difficult for the Trust to dispose of a variable or floating rate instrument if the issuer defaulted on its payment obligation or during periods when the Trust is not entitled to exercise its demand rights.
      With respect to purchasable variable and floating rate instruments, Highland will consider the earning power, cash flows and liquidity ratios of the issuers and guarantors of such instruments and, if the instruments are subject to a demand feature, will monitor their financial status to meet payment on demand. Such instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The absence of an active secondary market with respect to particular variable and floating rate instruments could make it difficult for the Trust to dispose of a variable or floating rate note if the issuer defaulted on its payment obligation or during periods that the Trust is not entitled to exercise its demand rights, and the Trust could, for these or other reasons, suffer a loss, with respect to such instruments. In determining average-weighted portfolio maturity, an instrument will be deemed to have a maturity equal to either the period remaining until the next interest rate adjustment or the time the Trust involved can recover payment of principal as specified in the instrument, depending on the type of instrument involved.
Derivative Transactions and Risk Management
      Consistent with its investment objectives and policies set forth in the prospectus and in addition to its option strategy, the Trust may also enter into certain risk management transactions. In particular, the Trust may purchase and sell futures contracts, exchange listed and over-the-counter put and call options on securities, equity and other indices and futures contracts, forward foreign currency contracts, and may enter into various interest rate transactions. Derivative Transactions may be used to attempt to protect against possible changes in the market value of the Trust’s portfolio resulting from fluctuations in the securities markets and changes in interest rates, to protect the Trust’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes and to establish a position in the securities markets as a temporary substitute for purchasing particular securities. Any or all of these Derivative Transactions may be used at any time. There is no particular strategy that requires use of one technique rather than another. Use of any Derivative Transaction is a function of market conditions. The ability of the Trust to manage them successfully will depend on Highland’s ability to predict pertinent market movements as well as sufficient correlation among the instruments, which cannot be assured. The Derivative Transactions that the Trust may use are described below. Although the Trust recognizes it is not likely that it will use certain of these strategies in light of its investment policies, it nevertheless describes them here because the Trust may seek to use these strategies in certain circumstances.
      Futures Contracts and Options on Futures Contracts. In connection with its Derivative Transactions and other risk management strategies, the Trust may also enter into contracts for the purchase or sale for future delivery (“futures contracts”) of securities, aggregates of securities or indices or prices thereof, other financial indices and U.S. government debt securities or options on the above. The Trust will engage in such transactions only for bona fide risk management and other portfolio management purposes.
      Forward Foreign Currency Contracts. The Trust may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.
      The Trust may engage in various forward currency contract strategies:

•	The Trust may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Trust intends to acquire. The Trust may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or a dividend or interest payment denominated in a foreign currency.

•	The Trust may also use forward currency contracts to shift the Trust’s exposure to foreign currency exchange rate changes from one currency to another. For example, if the Trust owns securities denominated in a foreign currency and Highland believes that currency will decline relative to another currency, the Trust might enter into a forward currency contract to sell the appropriate amount of the first foreign currency with payment to be made in the second currency.

•	The Trust may also purchase forward currency contracts to enhance income when Highland anticipates that the foreign currency will appreciate in value but securities denominated in that currency do not present attractive investment opportunities.

•	The Trust may also use forward currency contracts to offset against a decline in the value of existing investments denominated in a foreign currency. Such a transaction would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors.

•	The Trust could also enter into a forward currency contract to sell another currency expected to perform similarly to the currency in which the Trust’s existing investments are denominated. This type of transaction could offer advantages in terms of cost, yield or efficiency, but may not offset currency exposure as effectively as a simple forward currency transaction to sell U.S. dollars. This type of transaction may result in losses if the currency sold does not perform similarly to the currency in which the Trust’s existing investments are denominated.

•	The Trust may also use forward currency contracts in one currency or a basket of currencies to attempt to offset against fluctuations in the value of securities denominated in a different currency if Highland anticipates that there will be a correlation between the two currencies.

•	The cost to the Trust of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward currency contracts are usually entered into on a principal basis, no fees or commissions are involved.

•	When the Trust enters into a forward currency contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of some or all of any expected benefit of the transaction. Secondary markets generally do not exist for forward currency contracts, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Trust will in fact be able to close out a forward currency contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Trust might be unable to close out a forward currency contract. In either event, the Trust would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in securities denominated in the foreign currency or to maintain cash or liquid assets in a segregated account. The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, the Trust might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term strategy is highly uncertain.

      Calls on Securities, Indices and Futures Contracts. In addition to its option strategy, in order to enhance income or reduce fluctuations on net asset value, the Trust may sell or purchase call options (“calls”) on securities and indices based upon the prices of futures contracts and debt or equity securities that are traded on U.S. and non-U.S. securities exchanges and in the over-the-counter markets. A call option gives the purchaser of the option the right to buy, and obligates the seller to sell, the underlying security, futures contract or index at the exercise price at any time or at a specified time during the option period. All such calls sold by the Trust must be “covered” as long as the call is outstanding (i.e., the Trust must own the instrument subject to the call or other securities or assets acceptable for applicable segregation and coverage requirements). A call sold by the Trust exposes the Trust during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security, index or futures contract and may require the Trust to hold an instrument which it might otherwise have sold. The purchase of a call gives the Trust the right to buy a security, futures contract or index at a fixed price. Calls on futures on securities must also be covered by assets or instruments acceptable under applicable segregation and coverage requirements.
      Puts on Securities, Indices and Futures Contracts. In addition to its option strategy, the Trust may purchase put options (“puts”) that relate to securities (whether or not it holds such securities in its portfolio), indices or futures contracts. For the same purposes, the Trust may also sell puts on securities, indices or futures contracts on such securities if the Trust’s contingent obligations on such puts are secured by segregated assets consisting of cash or liquid debt securities having a value not less than the exercise price. In selling puts, there is a risk that the Trust may be required to buy the underlying security at a price higher than the current market price.
      Interest Rate Transactions. Among the Derivative Transactions in which the Trust may enter into are interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio as a duration management technique or to protect against any increase in the price of securities the Trust anticipates purchasing at a later date. The Trust intends to use these transactions for risk management purposes and not as a speculative investment. The Trust will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor.
      The Trust may enter into interest rate swaps, caps and floors on either an asset based or liability-based basis, depending on whether it is offsetting volatility with respect to its assets or liabilities, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments on the payment dates. Inasmuch as these Derivative Transactions are incurred into for good faith risk management purposes. Highland and the Trust believe such obligations do not constitute senior securities, and, accordingly will not treat them as being subject to its borrowing restrictions. The Trust will accrue the net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap on a daily basis and will designate on its books and records with a custodian an amount of cash or liquid high grade securities having an aggregate net asset value at all times at least equal to the accrued excess. The Trust will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims paying ability of the other party thereto is rated in the highest rating category of at least one nationally recognized statistical rating organization at the time of entering into such transaction. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps.
      Credit Derivatives. The Trust may engage in credit derivative transactions. There are two broad categories of credit derivatives: default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index.
      There are three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If Highland is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Trust would diminish compared with what it would have been if these techniques were not used. Moreover, even if Highland is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being purchased. There is no limit on the amount of credit derivative transactions that may be entered into by the Trust. The Trust’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Trust purchases a default option on a security, and if no default occurs with respect to the security, the Trust’s loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Trust’s loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option protects.
      Below under “General Characteristics of Risks of Derivative Transactions” is further information about the characteristics, risks and possible benefits of Derivative Transactions and the Trust’s other policies and limitations (which are not fundamental policies) relating to investment in futures contracts and options. The principal risks relating to the use of futures contracts and other Derivative Transactions are: (i) less than perfect correlation between the prices of the instrument and the market value of the securities in the Trust’s portfolio; (ii) possible lack of a liquid secondary market for closing out a position in such instruments; (iii) losses resulting from interest rate or other market movements not anticipated by Highland; and (iv) the obligation to meet additional variation margin or other payment requirements, all of which could result in the Trust being in a worse position than if such techniques had not been used.
      Certain provisions of the Code may restrict or affect the ability of the Trust to engage in Derivative Transactions. See “Tax Matters.”
General Characteristics and Risks of Derivative Transactions
      In order to manage the risk of its securities portfolio, or to enhance income or gain as described in the prospectus, the Trust will engage in Derivative Transactions. The Trust will engage in such activities in the Investment Adviser’s discretion, and may not necessarily be engaging in such activities when movements in interest rates that could affect the value of the assets of the Trust occur. The Trust’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC. Certain Derivative Transactions may give rise to taxable income.
Put and Call Options on Securities and Indices
      The Trust may purchase and sell put and call options on securities and indices. A put option gives the purchaser of the option the right to sell and the writer the obligation to buy the underlying security at the exercise price during the option period. The Trust may also purchase and sell options on securities indices (“index options”). Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the securities index upon which the option is based is greater, in the case of a call, or less, in the case of a put, than the exercise price of the option. The purchase of a put option on a security could protect the Trust’s holdings in a security or a number of securities against a substantial decline in the market value. A call option gives the purchaser of the option the right to buy and the seller the obligation to sell the underlying security or index at the exercise price during the option period or for a specified period prior to a fixed date. The purchase of a call option on a security could protect the Trust against an increase in the price of a security that it intended to purchase in the future. In the case of either put or call options that it has purchased, if the option expires without being sold or exercised, the Trust will experience a loss in the amount of the option premium plus any related commissions. When the Trust sells put and call options, it receives a premium as the seller of the option. The premium that the Trust receives for selling the option will serve as a partial offset, in the amount of the option premium, against changes in the value of the securities in its portfolio. During the term of the option, however, a covered call seller has, in return for the premium on the option, given up the opportunity for capital appreciation above the exercise price of the option if the value of the underlying security increases, but has retained the risk of loss should the price of the underlying security decline. Conversely, a secured put seller retains the risk of loss should the market value of the underlying security decline below the exercise price of the option, less the premium received on the sale of the option. The Trust is authorized to purchase and sell exchange listed options and over-the-counter options (“OTC Options”) which are privately negotiated with the counterparty. Listed options are issued by the Options Clearing Corporation (“OCC”) which guarantees the performance of the obligations of the parties to such options.
      The Trust’s ability to close out its position as a purchaser or seller of an exchange listed put or call option is dependent upon the existence of a liquid secondary market on option exchanges. Among the possible reasons for the absence of a liquid secondary market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations on an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been listed by the OCC as a result of trades on that exchange would generally continue to be exercisable in accordance with their terms. OTC Options are purchased from or sold to dealers, financial institutions or other counterparties which have entered into direct agreements with the Trust. With OTC Options, such variables as expiration date, exercise price and premium will be agreed upon between the Trust and the counterparty, without the intermediation of a third party such as the OCC. If the counterparty fails to make or take delivery of the securities underlying an option it has written, or otherwise settle the transaction in accordance with the terms of that option as written, the Trust would lose the premium paid for the option as well as any anticipated benefit of the transaction.
      The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the option markets.
Futures Contracts and Related Options
      Characteristics. The Trust may sell financial futures contracts or purchase put and call options on such futures as an offset against anticipated market movements. The sale of a futures contract creates an obligation by the Trust, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

      Margin Requirements. At the time a futures contract is purchased or sold, the Trust must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Trust will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.
      Limitations on Use of Futures and Options on Futures. The Trust’s use of futures and options on futures will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. The Trust currently may enter into such transactions without limit for bona fide strategic purposes, including risk management and duration management and other portfolio strategies. The Trust may also engage in transactions in futures contracts or related options for non-strategic purposes to enhance income or gain provided that the Trust will not enter into a futures contract or related option (except for closing transactions) for purposes other than bona fide strategic purposes, or risk management including duration management if, immediately thereafter, the sum of the amount of its initial deposits and premiums on open contracts and options would exceed 5% of the Trust’s liquidation value, i.e., net assets (taken at current value); provided, however, that in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The above policies are non-fundamental and may be changed by the Trust’s board of trustees at any time. Also, when required, an account of cash equivalents designated on the books and records will be maintained and marked to market on a daily basis in an amount equal to the market value of the contract.
      Segregation and Cover Requirements. Futures contracts, interest rate swaps, caps, floors and collars, short sales, reverse repurchase agreements and dollar rolls, and listed or OTC options on securities, indices and futures contracts sold by the Trust are generally subject to earmarking and coverage requirements of either the CFTC or the SEC, with the result that, if the Trust does not hold the security or futures contract underlying the instrument, the Trust will be required to designate on its books and records an ongoing basis, cash, U.S. government securities, or other liquid high grade debt obligations in an amount at least equal to the Trust’s obligations with respect to such instruments.
      Such Amounts Fluctuate as the Obligations Increase or Decrease. The earmarking requirement can result in the Trust maintaining securities positions it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.
      Derivative Transactions Present Certain Risks. With respect to Derivative Transactions and risk management, the variable degree of correlation between price movements of strategic instruments and price movements in the position being offset create the possibility that losses using the strategy may be greater than gains in the value of the Trust’s position. The same is true for such instruments entered into for income or gain. In addition, certain instruments and markets may not be liquid in all circumstances. As a result, in volatile markets, the Trust may not be able to close out a transaction without incurring losses substantially greater than the initial deposit. Although the contemplated use of these instruments predominantly for Derivative Transactions should tend to minimize the risk of loss due to a decline in the value of the position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position. The ability of the Trust to successfully utilize Derivative Transactions will depend on the Investment Adviser’s and the sub-adviser’s ability to predict pertinent market movements and sufficient correlations, which cannot be assured. Finally, the daily deposit requirements in futures contracts that the Trust has sold create an on going greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to the use of Derivative Transactions will reduce net asset value.
      Regulatory Considerations. The Trust has claimed an exclusion from the term “commodity pool operator” under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

OTHER INVESTMENT POLICIES AND TECHNIQUES
Restricted and Illiquid Securities
      Certain of the Trust’s investments may be illiquid. Illiquid securities are subject to legal or contractual restrictions on disposition or lack an established secondary trading market. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.
When-Issued and Forward Commitment Securities
      The Trust may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to offset against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Trust will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Trust disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Trust enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid debt securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Trust. There is always a risk that the securities may not be delivered and that the Trust may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Trust as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.
Pay-in-kind Bonds
      The Trust may invest in Pay-in-kind, or “PIK” bonds. PIK bonds are bonds which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK bonds also carry additional risk as holders of these types of securities realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults, the Trust may obtain no return at all on its investment. The market price of PIK bonds is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, current federal tax law requires the holder of certain PIK bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.
Brady Bonds
      The Trust’s emerging market debt securities may include emerging market governmental debt obligations commonly referred to as Brady Bonds. Brady Bonds are debt securities, generally denominated in U.S. dollars, issued under the framework of the Brady Plan, an initiative announced by U.S. Treasury Secretary Nicholas F. Brady in 1989 as a mechanism for debtor nations (primarily emerging market countries) to restructure their outstanding external indebtedness (generally, commercial bank debt). Brady Bonds are created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructuring. A significant amount of the Brady Bonds that the Trust may purchase have no or limited collateralization, and the Trust will be relying for payment of interest and (except in the case of principal collateralized Brady Bonds) principal primarily on the willingness and ability of the foreign government to make payment in accordance with the terms of the Brady Bonds. A substantial portion of the Brady Bonds and other sovereign debt securities in which the Trust may invest are likely to be acquired at a discount.
Mezzanine Investments
      The Trust may invest in certain high yield securities known as mezzanine investments, which are subordinated debt securities which are generally issued in private placements in connection with an equity security (e.g., with attached warrants). Such mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer.
Loan Participations and Assignments
      The Trust may invest in fixed and floating rate loans (“Loans”) arranged through private negotiations between a corporation or foreign government and one or more financial institutions (“Lenders”). The Trust’s investments in Loans are expected in most instances to be in the form of participations in Loans (“Participations”) and assignments of all or a portion of Loans (“Assignments”) from third parties. Participations typically will result in the Trust having a contractual relationship only with the Lender not the borrower. The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and the Trust and only upon receipt by the Lender of the payments by the borrower. In connection with purchasing Participations, the Trust generally has no direct right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan, nor any rights of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the Loan in which is has purchased the Participation. As a result the Trust will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Trust may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. The Trust will acquire Participations only if the Lender interpositioned between the Trust and the borrower is determined by Highland to be creditworthy. When the Trust purchases Assignments from Lenders, the Trust will acquire direct rights against the borrower on the Loan. However, since Assignments are arranged through private negotiations between potential assignees and assignors, the rights and obligations acquired by the Trust as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.
      The Trust may have difficulty disposing of Assignments and Participations. Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Trust’s ability to dispose of particular Assignments or Participations when necessary to meet the Trust’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for Assignments and Participations also may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust’s portfolio and calculating its net asset value.
Structured Investments
      The Trust may invest a portion of its assets in interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of securities. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or a trust, of specified instruments and the issuance by that entity of one or more classes of securities (“Structured Investments”) backed by, or representing interests in the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Investments to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Investments is dependent on the extent of the cash flow on the underlying instruments. Because Structured Investments of the type in which the Trust anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.
      The Trust is permitted to invest in a class of Structured Investments that is either subordinated or not subordinated to the right of payment of another class. Subordinated Structured Investments typically have higher yields and present greater risks than unsubordinated Structured Investments.
      Certain issuers of Structured Investments may be deemed to be “investment companies” as defined in the Investment Company Act. As a result, the Trust’s investment in these Structured Investments may be limited by the restrictions contained in the Investment Company Act. Structured Investments are typically sold in private placement transaction, and there currently is no active trading market for Structured Investments.
Project Loans
      The Trust may invest in project loans, which are fixed income securities of issuers whose revenues are primarily derived from mortgage loans to multi-family, nursing home and other real estate development projects. The principal payments on these mortgage loans will be insured by agencies and authorities of the U.S. Government.
Zero Coupons and Deferred Payment Obligations
      The Trust may invest in zero-coupon bonds, which are normally issued at a significant discount from face value and do not provide for periodic interest payments. Zero-coupon bonds may experience greater volatility in market value than similar maturity debt obligations which provide for regular interest payments. Additionally, current federal tax law requires the holder of certain zero-coupon bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and to potentially avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of Trust securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.
      The Trust may invest in Deferred Payment Securities. Deferred Payment Securities are securities that remain Zero-Coupon Securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred Payment Securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods.

MANAGEMENT OF THE TRUST
Trustees
      The board of trustees provides broad oversight over the operations and affairs of the Trust and protects the interests of shareholders. The board of trustees has overall responsibility to manage and control the business affairs of the Trust, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Trust’s business. The names and ages of the trustees and officers of the Trust, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of funds overseen by each trustee and other directorships or trusteeships they hold are shown below. The business address of the Trust, Highland and their board members and officers is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, unless otherwise specified below.

				Number of
			Principal	Portfolios in
		Term of Office and	Occupation(s)	Highland Fund
	Position	Length of Time	During Past	Complex Overseen	Other Directorships/
Name and Age	with Trust	Served(1)	Five Years	by Trustee(2)	Trusteeships Held

INDEPENDENT TRUSTEES

Bryan A. Ward (Age 51)	Trustee	3 years and Trustee since May 19, 2006	Senior Manager, Accenture, LLP since January 2002; Special Projects Advisor, Accenture, LLP with focus on the oil and gas industry, September 1998 to December 2001.	11	None
Scott Kavanaugh (Age 45)	Trustee	3 years and Trustee since May 19, 2006	Private Investor; Executive at Provident Funding Mortgage Corporation, February 2003 to July 2003; Executive Vice President, Director and Treasurer, Commercial Capital Bank, January 2000 to February 2003; Managing Principal and Chief Operating Officer, Financial Institutional Partners Mortgage Company and the Managing Principal and President of Financial Institutional Partners, LLC, (an investment banking firm), April 1998 to February 2003.	11	None

				Number of
			Principal	Portfolios in
		Term of Office and	Occupation(s)	Highland Fund
	Position	Length of Time	During Past	Complex Overseen	Other Directorships/
Name and Age	with Trust	Served(1)	Five Years	by Trustee(2)	Trusteeships Held

James F. Leary (Age 76)	Trustee	3 years and Trustee since May 19, 2006	Managing Director, Benefit Capital Southwest, Inc., (a financial consulting firm) since January 1999.	11	Board Member of Capstone Series Fund, Inc. (3 portfolios); Pacesetter/MVHC Inc. (small business investment company); Director of Homeowners of America Insurance Co., Irving, Texas
Timothy Hui (Age 58)	Trustee	3 years and Trustee since May 19, 2006	Assistant Provost for Graduate Education since July 2004; Assistant Provost for Educational Resources, July 2001 to June 2004, Philadelphia Biblical University.	11	None
INTERESTED TRUSTEE(3)
R. Joseph Dougherty (Age 35)	Trustee and Senior Vice President	3 years and Trustee since March 10, 2006	Senior Portfolio Manager of the Investment Adviser since 2000.	11	None
OFFICERS(4)

Principal
		Term of Office and	Occupation(s)
	Position	Length of Time	During Past
Name and Age	with Trust	Served	Five Years

James D. Dondero (Age 43)	Chief Executive Officer and President	Indefinite Term and Officer since May 19, 2006	President and Director of Strand Advisors, Inc., the General Partner of the Investment Adviser.
Mark Okada (Age 44)	Executive Vice President	Indefinite Term and Officer since May 19, 2006	Officer of Strand Advisors, Inc., the General Partner of the Investment Adviser; Chief Investment Officer of the Investment Adviser.
R. Joseph Dougherty (Age 36)	Senior Vice President	Indefinite Term and Officer since May 19, 2006	Senior Portfolio Manager of the Investment Adviser since 2000.

Principal
		Term of Office and	Occupation(s)
	Position	Length of Time	During Past
Name and Age	with Trust	Served	Five Years

M. Jason Blackburn (Age 30)	Chief Financial Officer (Principal Accounting Officer), Treasurer and Secretary	Indefinite Term and Officer since May 19, 2006	Assistant Controller of the Investment Adviser since November 2001; Accountant, KPMG LLP, September 1999 to October 2001.
Michael S. Minces (Age 31)	Chief Compliance Officer	Indefinite Term and Officer since May 19, 2006	Chief Compliance Officer of the Investment Adviser since August 2004; Associate, Akin Gump Strauss Hauer & Feld LLP (law firm), October 2003 to August 2004; Associate, Skadden, Arps, Slate, Meagher & Flom LLP (law firm), October 2000 to March 2003.

(1)	After a Trustee’s initial term, each Trustee is expected to serve a three-year term concurrent with the class of Trustees for which he serves. Messrs. Leary and Ward, as Class I Trustees, are expected to stand for re-election in 2007; Messrs. Hui and Kavanaugh, as Class II Trustees, are expected to stand for re-election in 2008; and Mr. Dougherty, the sole Class III Trustee, is expected to stand for re-election in 2009.

(2)	The Highland Fund Complex consists of the following funds: Highland Credit Strategies Fund, Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Institutional Floating Rate Income Fund, Highland Corporate Opportunities Fund, Restoration Opportunities Fund, Prospect Street® High Income Portfolio Inc., Prospect Street® Income Shares Inc., Highland Equity Opportunities Fund, and Highland Real Estate Fund (each a “Highland Fund” and collectively the “Highland Funds”).

(3)	Mr. Dougherty is deemed to be an “interested person” of the Trust under the Investment Company Act because of his position with the Investment Adviser.

(4)	Each officer serves in the same capacity for each of the Highland Funds.
Compensation of Trustees
      The fees and expenses of the Independent Trustees of the Trust are paid by the Trust. The trustees who are members of the Highland organization receive no compensation from the Trust. It is estimated that the Independent Trustees will receive from the Trust the amounts set forth below for the Trust’s calendar year ending December 31, 2006, assuming the Trust will have been in existence for the full calendar year.

	Aggregate
	Compensation	Total Compensation from the Trust
Name of Trustee	from the Trust	and Highland Fund Complex(1)

Interested Trustee
R. Joseph Dougherty	$0	$0
Independent Trustees
Bryan A. Ward	$7,500	$97,500
Scott F. Kavanaugh	$7,500	$97,500
James F. Leary	$7,500	$97,500
Timothy K. Hui	$7,500	$97,500

(1)	Estimates the total compensation to be earned by that person during the calendar year ending December 31, 2006 from the registered investment companies advised by Highland.

	Dollar Range	Aggregate Dollar Range of Equity
	of Equity	Securities Overseen by Trustees
	Securities in	in the Family of Registered
Name of Trustee	the Trust(1)	Investment Companies(1)

Interested Trustee
R. Joseph Dougherty	$0	Over $100,000
Independent Trustees
Bryan A. Ward	$0	$1,000 - $10,000
Scott F. Kavanaugh	$0	$10,001 - $50,000
James F. Leary	$0	$10,001 - $50,000
Timothy K. Hui	$0	$1,000 - $10,000

(1)	As of May 19, 2006, the trustees do not own shares in the Trust as the Trust has no operating history.
Committees
      In connection with the board of trustee’s responsibility for the overall management and supervision of the Trust’s affairs, the trustees meet periodically throughout the year to oversee the Trust’s activities, review contractual arrangements with service providers for the Trust and review the Trust’s performance. To fulfill these duties, the Trust will have four committees: an Audit Committee, a Nominating Committee, a Litigation Committee and a Qualified Legal Compliance Committee.
      The Audit Committee consists of Bryan Ward, Scott Kavanaugh, James Leary and Timothy Hui. The Audit Committee acts according to the Audit Committee charter. Scott Kavanaugh has been appointed as Chairman of the Audit Committee. The Audit Committee is responsible for (i) oversight of the Trust’s accounting and financial reporting processes and the audits of the Trust’s financial statements and (ii) providing assistance to the board of trustees of the Trust in connection with its oversight of the integrity of the Trust’s financial statements, the Trust’s compliance with legal and regulatory requirements and the independent registered public accounting firm’s qualifications, independence and performance. The board of trustees of the Trust has determined that the Trust has one audit committee financial expert serving on its Audit Committee, Mr. Leary, who is independent for the purpose of the definition of audit committee financial expert as applicable to the Trust.
      The Nominating Committee’s function is to canvass, recruit, interview, solicit and nominate trustees. The Nominating Committee will consider recommendations for nominees from shareholders sent to the Secretary of the Trust, Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of trustees, as well as information sufficient to evaluate the factors listed above. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee is comprised of Messrs. Ward, Kavanaugh, Leary and Hui.
      The Litigation Committee’s function is to seek to address any potential conflicts of interest between or among the Trust and the Investment Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by the Trust and the Investment Adviser or another client of the Investment Adviser. The Litigation Committee comprised of Messrs. Ward, Kavanaugh, Leary and Hui.
      The Qualified Legal Compliance Committee (the “QLCC”) is charged with compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Trust who appear and practice before the Commission on behalf of the Trust. The QLCC is comprised of Messrs. Ward, Kavanaugh, Leary and Hui.

      As the Trust is a closed-end investment company with no prior investment operations, no meetings of the above committees have been held in the current fiscal year with the exception of the initial Audit Committee meeting at which all Audit Committee members were present.
      Prior to this offering, all of the outstanding shares of the Trust were owned by Highland Capital Management Services, Inc., an affiliate of Highland.
Proxy Voting Policies and Procedures
      The board of trustees of the Trust has delegated the voting of proxies for Trust securities to Highland pursuant to Highland’s proxy voting policies and procedures. Under these policies and procedures, Highland will vote proxies related to Trust securities in the best interests of the Trust and its shareholders. A copy of Highland’s proxy voting policies and procedures is attached as Appendix B to this Statement of Additional Information. The Fund’s proxy voting record for the most recent 12-month period ending December 31 will be available (i) without charge, upon request, by calling 1-877-665-1287 and (ii) on the Commission’s web site (http://www.sec.gov).
Codes of Ethics
      The Trust and the Investment Adviser have adopted codes of ethics under Rule 17j-1 of the Investment Company Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Trust. These codes can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. The codes of ethics are available on the EDGAR Database on the Commission’s web site (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.
Administration Services
      Pursuant to the Trust’s administration services agreement, Highland will perform the following services: (i) prepare monthly security transaction listings; (ii) supply various normal and customary Trust statistical data as requested on an ongoing basis; (iii) prepare for execution and file the Trust’s federal and state tax returns; prepare a fiscal tax provision in coordination with the annual audit; prepare an excise tax provision; and prepare all relevant 1099 calculations; (iv) coordinate contractual relationships and communications between the Trust and its contractual service providers; (v) coordinate printing of the Trust’s annual and semi-annual shareholder reports; (vi) prepare income and capital gain distributions; (vii) prepare the semiannual and annual financial statements; (viii) monitor the Trust’s compliance with Internal Revenue Code, Commission and prospectus requirements; (ix) prepare, coordinate with the Trust’s counsel and coordinate the filing with the Commission: semi-annual reports on Form N-SAR and Form N-CSR; Form N-Q; and Form N-PX based upon information provided by the Trust, assist in the preparation of Forms 3, 4 and 5 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(f) of the Investment Company Act for the officers and trustees of the Trust, such filings to be based on information provided by those persons; (x) assist in the preparation of notices of meetings of shareholders; (xi) assist in obtaining the fidelity bond and trustees’ and officers’/errors and omissions insurance policies for the Trust in accordance with the requirements of Rule 17g-1 and 17d-1(d)(7) under the Investment Company Act as such bond and policies are approved by the Trust’s board of trustees; (xii) monitor the Trust’s assets to assure adequate fidelity bond coverage is maintained; (xiii) draft agendas and resolutions for quarterly and special board meetings; (xiv) coordinate the preparation, assembly and distribution of board materials; (xv) attend board meetings and draft minutes thereof; (xvi) maintain the Trust’s calendar to assure compliance with various filing and board approval deadlines; (xvii) furnish the Trust office space in the offices of Highland, or in such other place or places as may be agreed upon from time to time, and all necessary office facilities, simple business equipment, supplies, utilities and telephone service for managing the affairs and investments of the Trust; (xviii) assist the Trust in the handling of SEC examinations and responses thereto; (xix) perform clerical, bookkeeping and all other administrative services not provided by the Trust’s other service providers; (xx) determine or oversee the determination and publication of the Trust’s net asset value in accordance with the Trust’s policy as adopted from time to time by the Board of Trustees; (xxi) oversee the maintenance by the Trust’s custodian and transfer agent and dividend disbursing agent of certain books and records of the Trust as required under Rule 31a-1(b)(2)(iv) of the Investment Company Act and maintain (or oversee maintenance by such other persons as approved by the board of trustees) such other books and records required by law or for the proper operation of the Trust; (xxii) prepare such information and reports as may be required by any stock exchange or exchanges on which the Trust’s shares are listed; (xxiii) determine the amounts available for distribution as dividends and distributions to be paid by the Trust to its shareholders; prepare and arrange for the printing of dividend notices to shareholders; and provide the Trust’s dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Trust’s dividend reinvestment plan; (xxiv) serve as liaison between the Trust and each of its service providers; and (xxv) perform such additional administrative duties relating to the administration of the Trust as may subsequently be agreed upon in writing between the Trust and Highland. Highland shall have the authority to engage a sub-administrator in connection with the administrative services of the Trust, which sub-administrator may be an affiliate of Highland; provided, however, that Highland shall remain responsible to the Trust with respect to its duties and obligations set forth in the administration services agreement.
Portfolio Managers
      The portfolio managers of the Trust are Kurtis Plumer, James Dondero, Mark Okada and Patrick Daugherty.
      As of March 31, 2006, Kurtis Plumer managed the following client accounts:

			Number of
			Accounts	Assets
			Subject to a	Subject to a
	Number of	Assets of	Performance	Performance
Type of Account	Accounts	Accounts	Fee	Fee

Registered Investment Companies	2	$82 million	2	$82 million
Other Pooled Investment Vehicles	5	$1,658 million	3	$1,156 million
Other Accounts	0	$0	0	$0
      As of March 31, 2006, James Dondero managed the following client accounts:

			Number of
			Accounts	Assets
			Subject to a	Subject to a
	Number of	Assets of	Performance	Performance
Type of Account	Accounts	Accounts	Fee	Fee

Registered Investment Companies	2	$82 million	2	$82 million
Other Pooled Investment Vehicles	10	$4,327 million	9	$4,277 million
Other Accounts	0	$0	0	$0

      As of March 31, 2006, Mark Okada managed the following client accounts:

			Number of
			Accounts	Assets
			Subject to a	Subject to a
	Number of	Assets of	Performance	Performance
Type of Account	Accounts	Accounts	Fee	Fee

Registered Investment Companies	7	$4,561 million	0	$0 million
Other Pooled Investment Vehicles	26	$13,824 million	18	$11,225 million
Other Accounts	0	$0	0	$0
      As of March 31, 2006, Patrick Daugherty managed the following client accounts:

			Number of
			Accounts	Assets
			Subject to a	Subject to a
	Number of	Assets of	Performance	Performance
Type of Account	Accounts	Accounts	Fee	Fee

Registered Investment Companies	2	$82 million	2	$82 million
Other Pooled Investment Vehicles	4	$3,032 million	2	$2,530 million
Other Accounts	0	$0	0	$0
      The Investment Adviser has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Investment Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Investment Adviser furnishes advisory services to numerous clients in addition to the Trust, and the Investment Adviser may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to the Investment Adviser, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Trust. In addition, the Investment Adviser, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Investment Adviser recommends to the Trust. Actions with respect to securities of the same kind may be the same as or different from the action which the Investment Adviser, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Investment Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Investment Adviser’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which the Investment Adviser or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, the Investment Adviser includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.
      The Investment Adviser, its affiliates or their officers and employees serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business or of investment funds managed by affiliates of the Investment Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Trust. As a result, the Investment Adviser will face conflicts in the allocation of investment opportunities to the Trust and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Investment Adviser will endeavor to allocate investment opportunities in a fair and equitable manner which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Trust and such other clients or may involve a rotation of opportunities among the Trust and such other clients.
      While the Investment Adviser does not believe there will be frequent conflicts of interest, if any, the Investment Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between the Investment Adviser’s fiduciary obligations to the Trust and their similar fiduciary obligations to other clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Trust and such other clients. An investment opportunity that is suitable for multiple clients of the Investment Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the Investment Company Act. There can be no assurance that the Investment Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Trust. Not all conflicts of interest can be expected to be resolved in favor of the Trust.
      Under current Commission regulations, the Trust may be prohibited from co-investing with any unregistered fund managed now or in the future by the Investment Adviser in certain private placements in which the Investment Adviser negotiates non-pricing terms. The Trust intends to file for exemptive relief from the Commission to enable it to co-invest with other unregistered funds managed by the Investment Adviser.
Compensation
      The Investment Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors including the relative performance of a portfolio managers’ underlying account, the combined performance of the portfolio managers underlying accounts, and the relative performance of the portfolio managers underlying accounts measured against other employees. The principal components of compensation include a base salary, a discretionary bonus, various retirement benefits and one or more of the incentive compensation programs established by the Investment Adviser such as Option It Plan and the Long-Term Incentive Plan.
Base Compensation
      Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm, which may include the amount of assets supervised and other management roles within the firm.
Discretionary Compensation
      In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:
      Option It Plan. The purpose of this plan is to attract and retain the highest quality employees for positions of substantial responsibility, and to provide additional incentives to a select group of management or highly compensated employees of Highland so as to promote the success of the Highland.
      Long Term Incentive Plan. The purpose of this plan is to create positive morale and teamwork, to attract and retain key talent, and to encourage the achievement of common goals. This plan seeks to reward participating employees based on the increased value of Highland through the use of Long-Term Incentive Units.
      Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the firm.

Securities Ownership of Portfolio Managers
      The Trust is a newly organized investment company. Accordingly, as of the date of this Statement of Additional Information, none of the portfolio managers beneficially owns any securities issued by the Trust.
Other
      On June 1, 2006, Highland Capital Management Services, Inc., an affiliate of Highland, invested seed capital of $100,000.

PORTFOLIO TRANSACTIONS AND BROKERAGE
      In placing portfolio transactions for the Trust, the Investment Adviser will give primary consideration to securing the most favorable price and efficient execution. Consistent with this policy, the Investment Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Investment Adviser may be a party. Neither the Trust nor the Investment Adviser has adopted a formula for allocation of the Trust’s investment transaction business. The Investment Adviser has access to supplemental investment and market research and security and economic analysis provided by brokers who may execute brokerage transactions at a higher cost to the Trust than would otherwise result when allocating brokerage transactions to other brokers on the basis of seeking the most favorable price and efficient execution. The Investment Adviser, therefore, is authorized to place orders for the purchase and sale of securities for the Trust with such brokers, subject to review by the Trust’s board of trustees from time to time with respect to the extent and continuation of this practice. The services provided by such brokers may be useful or beneficial to the Investment Adviser in connection with its services to other clients.
      On occasions when the Investment Adviser deems the purchase or sale of a security to be in the best interest of the Trust as well as other clients, the Investment Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be so sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Investment Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Trust and to such other clients.

REPURCHASE OF COMMON SHARES
      The Trust is a closed-end management investment company and as such its shareholders will not have the right to cause the Trust to redeem their shares. Instead, the Trust’s common shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the Trust’s board of trustees may consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Trust to an open-end investment company. The board of trustees may decide not to take any of these actions. In addition, there can be no assurance that share repurchases or tender offers, if undertaken, will reduce market discount.
      Notwithstanding the foregoing, at any time when the Trust’s Preferred Shares are outstanding or there are outstanding borrowings, the Trust may not purchase, redeem or otherwise acquire any of its common shares unless (i) all accrued Preferred Shares dividends have been paid and (ii) at the time of such purchase, redemption or acquisition, the net asset value of the Trust’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value of the outstanding Preferred Shares (expected to equal the original purchase price per share plus any accrued and unpaid dividends thereon). Any service fees incurred in connection with any tender offer made by the Trust will be borne by the Trust and will not reduce the stated consideration to be paid to tendering shareholders.
      Subject to its investment restrictions, the Trust may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Trust in anticipation of share repurchases or tenders will reduce the Trust’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Trust’s board of trustees would have to comply with the Securities Exchange Act of 1934, as amended, the Investment Company Act and the rules and regulations thereunder.
      Although the decision to take action in response to a discount from net asset value will be made by the board of trustees at the time it considers such issue, it is the board’s present policy, which may be changed by the board of trustees, not to authorize repurchases of common shares or a tender offer for such shares if: (1) such transactions, if consummated, would (a) result in the delisting of the common shares from the New York Stock Exchange, or (b) impair the Trust’s status as a regulated investment company under the Code (which would make the Trust a taxable entity, causing the Trust’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Trust), or as a registered closed-end investment company under the Investment Company Act; (2) the Trust would not be able to liquidate portfolio securities in an orderly manner and consistent with the Trust’s investment objectives and policies in order to repurchase shares; or (3) there is, in the board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust, (b) general suspension of or limitation on prices for trading securities on the New York Stock Exchange, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by United States or New York banks, (d) material limitation affecting the Trust or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Trust or its shareholders if shares were repurchased. The board of trustees may in the future modify these conditions in light of experience.
      The repurchase by the Trust of its shares at prices below net asset value will result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tender offers at or below net asset value will result in the Trust’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Trust’s shares may be the subject of repurchase or tender offers from time to time, or that the Trust may be converted to an open-end investment company, may reduce any spread between market price and net asset value that might otherwise exist.
      Before deciding whether to take any action if the common shares trade below net asset value, the Trust’s board of trustees would likely consider all relevant factors, including the extent and duration of the discount, the liquidity of the Trust’s portfolio, the impact of any action that might be taken on the Trust or its shareholders and market considerations. Based on these considerations, even if the Trust’s shares should trade at a discount, the board of trustees may determine that, in the interest of the Trust and its shareholders, no action should be taken.

TAX MATTERS
      The following discussion summarizes certain U.S. federal income tax considerations affecting the Trust and the purchase, ownership and disposition of the Trust’s common shares by shareholders that are U.S. persons, as defined for U.S. federal income tax purposes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal tax concerns affecting the Trust and its shareholders (including shareholders owning large positions in the Trust).
      The discussions set forth herein and in the prospectus do not constitute tax advice, and you are urged to consult your own tax advisor to determine the specific U.S. federal, state, local and foreign tax consequences to you of investing in the Trust.
Taxation of the Trust
      The Trust intends to elect to be treated and to qualify annually as a regulated investment company under Subchapter M of the Code. Accordingly, the Trust must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets:

(i) The Trust must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in “qualified publicly traded partnerships” (as defined in the Code).

(ii) The Trust must diversify its holdings so that, at the end of each quarter of each taxable year: (a) at least 50% of the market value of the Trust’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Trust’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of: (I) any one issuer, (II) any two or more issuers that the Trust controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more “qualified publicly traded partnerships” (as defined in the Code).
      As a regulated investment company, the Trust generally will not be subject to U.S. federal income tax on income and gains that the Trust distributes to its shareholders provided that it distributes each taxable year at least the sum of: (i) 90% of the Trust’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Trust’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions). The Trust intends to distribute substantially all of such income each year. The Trust will be subject to income tax at regular corporation rates on any taxable income or gains that it does not distribute to its shareholders.
      The Code imposes a 4% nondeductible excise tax on the Trust to the extent the Trust does not distribute by the end of any calendar year at least the sum of: (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Trust’s fiscal year). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. While the Trust intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Trust’s taxable income and capital gain will be distributed to avoid entirely the imposition of the excise tax. In that event, the Trust will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.
      If for any taxable year the Trust does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Trust’s current or accumulated earnings and profits. Provided that shareholders satisfy certain holding period and other requirements with respect to their common shares, such dividends would be eligible (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals and (ii) for the dividends-received deduction in the case of shareholders taxed as corporations. The Trust could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company. If the Trust fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. If the Trust fails to qualify as a regulated investment company for a period greater than two taxable years, the Trust may be required to recognize and pay tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Trust had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a regulated investment company in a subsequent year.
      Certain of the Trust’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things: (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower-taxed, long-term capital gain into higher-taxed, short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited) or (vi) cause the Trust to recognize income or gain without a corresponding receipt of cash.
      If the Trust purchases common shares in certain foreign investment entities, called passive foreign investment companies (“PFICs”), the Trust may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such common shares even if such income is distributed as a taxable dividend by the Trust to the shareholders. Additional charges in the nature of interest may be imposed on the Trust in respect of deferred taxes arising from such distributions or gains. Elections may be available to the Trust to mitigate the effect of this tax, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs will not be qualified dividend income.
      If the Trust invests in the common shares of a PFIC, or any other investment that produces income that is not matched by a corresponding cash distribution to the Trust, such as investments in debt securities that have original issue discount, the Trust could be required to recognize income that it has not yet received. Any such income would be treated as income earned by the Trust and therefore would be subject to the distribution requirements of the Code. This might prevent the Trust from distributing 90% of its net investment income as is required in order to avoid Trust-level U.S. federal income taxation on all of its income, or might prevent the Trust from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Trust may be required to borrow money or dispose of securities to be able to make required distributions to the shareholders.
      Dividend, interest and other income received by the Trust from investments outside the United States may be subject to withholding and other taxes imposed by foreign countries. Tax treaties between the United States and other countries may reduce or eliminate such taxes. The Trust does not expect that it will be eligible to elect to treat any foreign taxes it pays as paid by its shareholders, who therefore will not be entitled to credits for such taxes on their own tax returns. Foreign taxes paid by a Trust will reduce the return from the Trust’s investments.
Taxation of Shareholders
      The Trust will determine either to distribute or to retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Trust will be subject to a corporate income tax (currently at a maximum rate of 35%) on such retained amount. In that event, the Trust expects to designate the retained amount as undistributed capital gain in a notice to its shareholders, each of whom: (i) will be required to include in income for U.S. federal tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Trust against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its common shares of the Trust by an amount equal to 65% of the amount of undistributed capital gain included in such shareholder’s gross income.
      Distributions paid to you by the Trust from its net realized long-term capital gains, if any, that the Trust designates as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your common shares. All other dividends paid to you by the Trust (including dividends from short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. The Trust does not expect that a corporate shareholder will be able to claim a dividends received deduction with respect to any significant portion of the Trust distributions.
      Special rules apply, however, to ordinary income dividends paid to individuals with respect to taxable years beginning on or before December 31, 2010. If you are an individual, any such ordinary income dividend that you receive from the Trust generally will be eligible for taxation at the rates applicable to long-term capital gains (currently at a maximum rate of 15%) to the extent that: (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain foreign corporations) received by the Trust, (ii) the Trust satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid and (iii) you satisfy certain holding period and other requirements with respect to your common shares. Ordinary income dividends subject to these special rules are not actually treated as capital gains, however, and thus will not be included in the computation of your net capital gain and generally cannot be used to offset any capital losses. In general, the Trust does not expect that a significant portion of its ordinary income dividends will be treated as qualified dividend income.
      Any distributions you receive that are in excess of the Trust’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your common shares, and thereafter as capital gain from the sale of common shares. The amount of any Trust distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your common shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your common shares.
      Dividends and other taxable distributions are taxable to you even if they are reinvested in additional common shares of the Trust. Dividends and other distributions paid by the Trust are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Trust pays you a dividend in January that was declared in the previous October, November or December and you were the shareholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Trust and received by you on December 31 of the year in which the dividend was declared.
      The price of common shares purchased at any time may reflect the amount of a forthcoming distribution. If you purchase common shares just prior to a distribution, you will receive a distribution that will be taxable to you even though it represents in part a return of your invested capital.

      The Trust will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Trust. Ordinary income dividends and capital gain dividends may also be subject to state and local taxes.
      If you sell or otherwise dispose of common shares of the Trust (including by exchanging them for common shares of another fund), you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such common shares of the Trust and the amount you receive upon disposition of such common shares. If you hold your common shares as capital assets, any such gain or loss will be long-term capital gain or loss if you have held such common shares for more than one year at the time of sale. Any loss upon the sale or exchange of common shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such common shares. Any loss you realize on a sale or exchange of common shares will be disallowed if you acquire other common shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the common shares. In such case, your tax basis in the common shares acquired will be adjusted to reflect the disallowed loss.
      Current law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income (currently at a maximum of 35%) while long-term capital gain generally is taxed at a maximum rate of 15%.
      Shareholders may be entitled to offset their capital gain dividends with capital loss. The Code contains a number of statutory provisions affecting when capital loss may be offset against capital gain and limiting the use of loss from certain investments and activities. Accordingly, shareholders that have capital losses are urged to consult their tax advisors.
      The Trust may be required to withhold, for U.S. federal backup withholding tax purposes, a portion of the dividends, distributions and redemption proceeds payable to a shareholder who fails to provide the Trust (or its agent) with the shareholder’s correct taxpayer identification number (in the case of an individual, generally, such individual’s social security number) or to make the required certification, or who has been notified by the IRS that such shareholder is subject to backup withholding. Corporate shareholders and certain other shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.

EXPERTS
      The Statement of Assets and Liabilities of the Trust as of June 8, 2006 and related Statement of Operations and Statement of Changes in Net Assets for the period June 1, 2006 (commencement of operations) to June 8, 2006 appearing in this Statement of Additional Information have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. PricewaterhouseCoopers LLP, located at 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201 provides accounting and auditing services to the Trust.
ADDITIONAL INFORMATION
      A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the Trust with the Securities and Exchange Commission (the “Commission”), Washington, D.C. The prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Trust and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees and Shareholder of Highland Credit Strategies Fund:
      In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Highland Credit Strategies Fund (the “Fund”) at June 8, 2006, and the results of its operations and the changes in its net assets for the period from June 1, 2006 (commencement of operations) through June 8, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements (hereafter referred to as “financial statements”) are the responsibility of the Fund’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
PricewaterhouseCoopers
Dallas, Texas
June 8, 2006

HIGHLAND CREDIT STRATEGIES FUND
STATEMENT OF ASSETS AND LIABILITIES
AS OF JUNE 8, 2006

ASSETS:
Cash	$100,000
LIABILITIES:	—

NET ASSETS:	$100,000
COMPONENTS OF NET ASSETS:
Common shares of beneficial interest at par	$5
Paid in Capital in excess of par	$99,995
NET ASSETS	$100,000
Common shares of beneficial interest issued and outstanding	5,235.602
Net asset value per share, par value $0.001, unlimited shares authorized	$19.10
See Notes to Financial Statements

HIGHLAND CREDIT STRATEGIES FUND
STATEMENT OF OPERATIONS
Period from June 1, 2006 (commencement of operations) through June 8, 2006

INVESTMENT INCOME	$0

EXPENSES	$0

NET INVESTMENT INCOME	$0

See Notes to Financial Statements

HIGHLAND CREDIT STRATEGIES FUND
STATEMENT OF CHANGES IN NET ASSETS
Period from June 1, 2006 (commencement of operations) through June 8, 2006

INCREASE IN NET ASSETS
Operations:
NET INVESTMENT INCOME	$0

NET CHANGE IN NET ASSETS RESULTING FROM OPERATIONS	$0

Capital Share Transactions:
NET PROCEEDS FROM THE ISSUANCE OF COMMON SHARES	$100,000

TOTAL INCREASE	$100,000
NET ASSETS
Beginning of period	$0

End of period	$100,000

See Notes to Financial Statements

HIGHLAND CREDIT STRATEGIES FUND
NOTES TO FINANCIAL STATEMENTS

NOTE 1:	ORGANIZATION
      Highland Credit Strategies Fund (the “Trust”) was organized as a Delaware statutory trust on March 10, 2006, and is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Trust had no operations other than a sale of 5,235.602 common shares of beneficial interest to Highland Capital Management Services, Inc.
      Highland Capital Management, L.P. (the “Adviser”) has agreed to pay all organizational expenses and to pay all offering costs (other than sales load and the expenses of the Preferred Share offering) that exceed $.04 per Common Share.
      The Trust’s investment objectives are to provide both current income and capital appreciation.

NOTE 2:	ACCOUNTING POLICIES
      The Trust’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.
      The Trust’s share of offering costs will be charged to Paid in Capital at the time such common shares of beneficial interest are issued.

NOTE 3:	INVESTMENT ADVISORY AND OTHER AGREEMENT
      The Trust’s Board of Trustees approved the investment advisory agreement between the Adviser and the Trust at a meeting on March 19, 2006 pursuant to which the Trust has agreed to pay an investment advisory fee, payable on a monthly basis, at an annual rate of 1.00% of the average weekly value of the Trust’s Managed Assets. The Trust’s “Managed Assets” will be an amount equal to the total assets of the Trust, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objectives and policies, and/or (iv) any other means.
      The Trust’s Board of Trustees approved the administration services agreement between the Adviser and the Trust at a meeting on March 19, 2006 pursuant to which the Trust has agreed to pay the Adviser an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of the Trust’s Managed Assets.
      The Trust’s Board of Trustees approved the sub-administration services agreement between the Adviser and PFPC, Inc. (“PFPC”) at a meeting on March 19, 2006 pursuant which the Adviser has retained PFPC to provide administration, bookkeeping and pricing services to the Trust. As compensation for its services, the Adviser has agreed to pay PFPC an annual administration fee payable monthly, in an amount equal to 0.01% of the average weekly value of the Trust’s Managed Assets.

NOTE 4:	FEDERAL INCOME TAXES
      The Trust intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

APPENDIX A
RATINGS OF INVESTMENTS
      Standard & Poor’s Corporation—A brief description of the applicable Standard & Poor’s Corporation (“S&P”) rating symbols and their meanings (as published by S&P) follows:
ISSUE CREDIT RATING DEFINITIONS
      A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.
      Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.
      Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper, are considered short-term. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.
Long-Term Issue Credit Ratings
      Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•	Nature of and provisions of the obligation; and

•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
      The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA
      An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA
      An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A
      An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB
      An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
      Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
      An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B
      An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC
      An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC
      An obligation rated “CC” is currently highly vulnerable to nonpayment.

C
      A subordinated debt or preferred stock obligation rated “C” is currently highly vulnerable to nonpayment. The “C” rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A “C” also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D
      An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)
      The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR
      This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.
Short-Term Issue Credit Ratings

A-1
      A short-term obligation rated “A-1” is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2
      A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3
      A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
      A short-term obligation rated “B” is regarded as having significant speculative characteristics. Ratings of “B-1”, “B-2”, and “B-3” may be assigned to indicate finer distinctions within the “B” category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B-1
      A short-term obligation rated “B-1” is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2
      A short-term obligation rated “B-2” is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3
      A short-term obligation rated “B-3” is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C
      A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D
      A short-term obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
Active Qualifiers (Currently applied and/or outstanding)

i
      This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The “i” subscript indicates that the rating addresses the interest portion of the obligation only. The “i” subscript will always be used in conjunction with the “p” subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of “AAAp NRi” indicating that the principal portion is rated “AAA” and the interest portion of the obligation is not rated.

L
      Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

P
      This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The “p” subscript indicates that the rating addresses the principal portion of the obligation only. The “p” subscript will always be used in conjunction with the “i” subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of “AAAp N.R.i” indicating that the principal portion is rated “AAA” and the interest portion of the obligation is not rated.

pi
      Ratings with a “pi” subscript are based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer’s management and are therefore based on less comprehensive information than ratings without a “pi” subscript. Ratings with a “pi” subscript are reviewed annually based on a new year’s financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer’s credit quality.

pr
      The letters “pr” indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Preliminary
      Preliminary ratings are assigned to issues, including financial programs, in the following circumstances.

•	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions. Assignment of a final rating is conditional on the receipt and approval by Standard & Poor’s of appropriate documentation. Changes in the information provided to Standard & Poor’s could result in the assignment of a different rating. In addition, Standard & Poor ’s reserves the right not to issue a final rating.

•	Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor’s policies. The final rating may differ from the preliminary rating.

t
      This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.
Inactive Qualifiers (No longer applied or outstanding)

*
      This symbol indicated continuance of the ratings is contingent upon Standard & Poor ’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

c
      This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer’s bonds are deemed taxable. Discontinued use in January 2001.

q
      A “q” subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

r
      The “r” modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an “r” modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor’s discontinued the use of the “r” modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.
      Moody’s Investors Service, Inc.— A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:
Long-Term Obligation Ratings
      Moody’s long-term obligation ratings are opinions of the relative credit risk of a fixed income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody’s Long-Term Rating Definitions:

Aaa
      Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa
      Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A
      Obligations rated A are considered upper medium-grade and are subject to low credit risk.

Baa
      Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba
      Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B
      Obligations rated B are considered speculative and are subject to high credit risk.

Caa
      Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca
      Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C
      Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.
      Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Medium-Term Note Ratings
      Moody’s assigns long-term ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all parí passu notes issued under the same program, at the program’s relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below:

•	Notes containing features that link interest or principal to the credit performance of any third party or parties (i.e., credit-linked notes);

•	Notes allowing for negative coupons, or negative principal

•	Notes containing any provision that could obligate the investor to make any additional payments

•	Notes containing provisions that subordinate the claim.
      For notes with any of these characteristics, the rating of the individual note may differ from the indicated rating of the program.
      For credit-linked securities, Moody’s policy is to “look through” to the credit risk of the underlying obligor. Moody’s policy with respect to non-credit linked obligations is to rate the issuer’s ability to meet the contract as stated, regardless of potential losses to investors as a result of non-credit developments. In other words, as long as the obligation has debt standing in the event of bankruptcy, we will assign the appropriate debt class level rating to the instrument.
      Market participants must determine whether any particular note is rated, and if so, at what rating level. Moody’s encourages market participants to contact Moody’s Ratings Desks or visit www.moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.
Short-Term Ratings:
      Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.
      Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1
      Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2
      Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3
      Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP
      Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
      Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior most long-term rating of the issuer, its guarantor or support provider.

APPENDIX B
PROXY VOTING POLICIES AND PROCEDURES
HIGHLAND CAPITAL MANAGEMENT, L.P.
1. Application; General Principles
      1.1 These guidelines apply to securities held in Client accounts as to which the above-captioned investment adviser (the “Company”) has voting authority, directly or indirectly. Indirect voting authority exists where the Company’s voting authority is implied by a general delegation of investment authority without reservation of proxy voting authority.
      1.2 The Company shall vote proxies in respect of securities owned by or on behalf of a Client in the Client’s best economic interests and without regard to the interests of the Company or any other Client of the Company.
2. Voting; Procedures
      2.1 To provide centralized management of the proxy voting process, the Company shall establish a Proxy Voting Committee.

2.1.1 The Proxy Voting Committee shall be comprised of at least the following persons: one or more portfolio managers and one or more representatives of the legal/compliance area.

2.1.2 The Proxy Voting Committee shall:

•	supervise the proxy voting process, including the identification of material conflicts of interest involving the Company and the proxy voting process in respect of securities owned by or on behalf of such Clients;

•	determine how to vote proxies relating to issues not covered by these guidelines; and

•	determine when the Company may deviate from these guidelines.
      2.2 Unless the Proxy Voting Committee otherwise determines (and documents the basis for its decision) or as otherwise provided below, the Proxy Voting Committee shall cause proxies to be voted in a manner consistent with the proxy voting guidelines attached as Appendix A hereto (the “Guidelines”).

2.2.1 Where a material conflict of interest has been identified and the matter is covered by the Guidelines, the Proxy Voting Committee shall cause proxies to be voted in accordance with the Guidelines.

2.2.2 For Clients that are registered investment companies (“Funds”), where a material conflict of interest has been identified and the matter is not covered by the Guidelines, the Company shall disclose the conflict and the Proxy Voting Committee’s determination of the manner in which to vote to the Fund’s Board of Directors. The Proxy Voting Committee’s determination shall take into account only the interests of the Fund, and the Proxy Voting Committee shall document the basis for the decision and furnish the documentation to the Board of Directors.

2.2.3 For Clients other than Funds, where a material conflict of interest has been identified and the matter is not covered by the Guidelines, the Proxy Voting Committee shall disclose the conflict to the Client and advise the Client that its securities will be voted only upon the Client’s written direction.
      2.3 The Company may determine not to vote proxies in respect of securities of any issuer if it determines it would be in its Client’s overall best interests not to vote. Such determination may apply in respect of all Client holdings of the securities or only certain specified Clients, as the Company deems appropriate under the circumstances. As examples, the Proxy Voting Committee may determine: (a) not to recall securities on loan if, in its judgment, the negative consequences to Clients of disrupting the securities lending program would outweigh the benefits of voting in the particular instance or (b) not to vote certain foreign securities positions

B-1

if, in its judgment, the expense and administrative inconvenience outweighs the benefits to Clients of voting the securities.
      2.4 The Company’s “Covered Persons” (as defined in the Funds’ and the Company’s Policies and Procedures Designed to Detect and Prevent Insider Trading and to Comply with Rule 17j-1 of the Investment Company Act of 1940, as amended (each, a “Code of Ethics”)) will not vote proxies in respect of securities in which such Covered Persons (and certain other persons as described in the Code of Ethics) have a beneficial interest contrary to the Company’s votes on behalf of Clients.
3. Conflicts of Interest
      3.1 Voting the securities of an issuer where the following relationships or circumstances exist are deemed to give rise to a material conflict of interest for purposes of these Guidelines:

3.1.1 The issuer is a Client of the Company accounting for more than 5% of the Company’s annual revenues.

3.1.2 The issuer is an entity that reasonably could be expected to pay the Company more than $1 million through the end of the Company’s next two full fiscal years.

3.1.3 The issuer is an entity in which an officer or director of the Company or a relative[1] of any such person is or was an officer, director or employee, or such person or relative otherwise has received more than $150,000 in fees, compensation and other payment from the issuer during the Company’s last three fiscal years.

3.1.4 The matter under consideration could reasonably be expected to result in a financial benefit to the Company of at least $1 million through the end of the Company’s next two full fiscal years (for example, a vote to increase an investment advisory fee for a mutual fund advised by the Company or an affiliate).

3.1.5 Another Client or prospective Client of the Company, directly or indirectly, conditions future engagement of the Company on voting proxies in respect of any Client’s securities on a particular matter in a particular way.

3.1.6 Any other circumstance where the Company’s duty to serve its Clients’ interests, typically referred to as its “duty of loyalty,” could be compromised.
      3.2 Notwithstanding the foregoing, a conflict of interest described in Section 3.1 shall not be considered material for the purposes of these Guidelines in respect of a specific vote or circumstance if:

3.2.1 The securities in respect of which the Company has the power to vote account for less than 1% of the issuer’s outstanding voting securities, but only if: (i) such securities do not represent one of the 10 largest holdings of such issuer’s outstanding voting securities and (ii) such securities do not represent more than 2% of the Client’s holdings with the Company.

3.2.2 The matter to be voted on relates to a restructuring of the terms of existing securities or the issuance of new securities or a similar matter arising out of the holding of securities, other than common equity, in the context of a bankruptcy or threatened bankruptcy of the issuer.
4. Recordkeeping and Retention
      4.1 The Company shall retain records relating to the voting of proxies, including:

4.1.1 Copies of these Guidelines and any amendments thereto.

4.1.2 A copy of each proxy statement that the Company receives regarding Client securities.

4.1.3 Records of each vote cast by the Company on behalf of Clients.

[1]	For the purposes of these Guidelines, “relative” includes the following family members: spouse, minor children or stepchildren or children or stepchildren sharing the person’s home.

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4.1.4 A copy of any documents created by the Company that were material to making a decision how to vote or that memorializes the basis for that decision.

4.1.5 A copy of each written request for information on how the Company voted proxies on behalf of the Client, and a copy of any written response by the Company to any (oral or written) request for information on how the Company voted.
      4.2 These records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the Company’s fiscal year during which the last entry was made in the records, the first two years in an appropriate office of the Company.
      4.3 The Company may rely on proxy statements filed on the SEC’s EDGAR system or on proxy statements and records of votes cast by the Company maintained by a third party, such as a proxy voting service (provided the Company had obtained an undertaking from the third party to provide a copy of the proxy statement or record promptly on request).
Revised: September 30, 2004

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APPENDIX A TO THE PROXY VOTING
POLICIES AND PROCEDURES
PROPOSAL GUIDELINE
1. DIRECTOR RELATED ISSUES

Majority of Independent Directors:	Vote for shareholder proposals that request that the board be comprised of a majority of independent directors.

Independent Committees:	Vote for shareholder proposals that request that the board audit, compensation and/or nominating committees include independent directors exclusively.

Adopt Director Term Limits:	Vote against shareholder proposals to limit the tenure of independent directors.

Uncontested Election of Directors:	Votes on individual director nominees are made on a case-by-case basis.

Contested Election of Directors:	Votes in a contested election of directors are evaluated on a case-by-case basis.

Classified Board:	Vote for proposals to declassify the board of directors.

Director and Officer Liability Protection:	Vote against proposals to limit or eliminate entirely director and officer liability for(i) a breach of the duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, (iii) acts involving the unlawful purchases or redemptions of stock, (iv) the receipt of improper personal benefits.

Director and Officer Indemnification:	Vote against indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligations than mere carelessness.

Alter Size of the Board:	Vote for proposals that seek to fix the size of the board.

Vote case-by-case on proposals that seek to change the size or range of the board.

Vote against proposals that give management the ability to alter the size of the board without shareholder approval.
2. AUDITORS

Elect Auditors/ Ensure Auditor Independence:	Vote for proposals that would allow shareholders to elect the auditors.

Ratification of Auditors:	Vote for proposals to ratify auditors, unless there is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position.
3. EXECUTIVE AND DIRECTOR COMPENSATION

Increase Disclosure of Executive Compensation:	Vote for shareholder proposals seeking increased disclosure on executive compensation (such as the preparation of a formal report on executive compensation practices and policies).

B-4

Performance-Based Options/ Indexed Options:	Vote for shareholder proposals to link executive pay to performance, including the use of indexed options and other indicators.

Stock-Based Incentive Plans	Votes with respect to compensation plans should be determined on a case-by-case basis.

Outside Director Stock Awards/ Options in Lieu of Cash:	Vote case-by-case on proposals that seek to pay outside directors a portion of their compensation in stock rather than cash.
4. CAPITAL STRUCTURE

Common Stock Authorization:	Review on a case-by-case basis proposals to increase the number of shares of common stock authorized for issue.

Reverse Stock Splits:	Review on a case-by-case basis management proposals to implement a reverse stock split. We will generally vote for a reverse stock split if management provides a reasonable justification for the split.

Share Repurchase Programs:	Vote for management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms.

Blank Check Preferred Authorization:	Vote against most proposals to create blank check preferred stock.
5. VOTING STRUCTURE

Adopt Cumulative Voting:	Vote case-by-case on shareholder proposals to permit cumulative voting. Vote for shareholder proposals to adopt cumulative voting at companies with no women or minority members on the board.

Reduce Supermajority Vote Requirements:	Vote for proposals to lower supermajority shareholder vote requirements for charter and bylaw amendments.

Vote for proposals to lower supermajority vote requirements for mergers and other significant business combinations.
6. MERGER AND CORPORATE RESTRUCTURINGS

Mergers and Acquisitions:	Votes on mergers and acquisitions are considered on a case-by-case basis.

Corporate Restructuring:	Votes on corporate restructuring proposals, including minority squeeze-outs, leveraged buyouts, spin-offs, liquidations, and asset sales, are considered on a case-by-case basis.

Spin-offs:	Votes on spin-offs are considered on a case-by-case basis with consideration toward the tax and regulatory advantages, planned use of sale proceeds, market focus, and managerial incentives.

Voting on Reincorporation Proposals:	Proposals to change a company’s state of incorporation are examined on a case-by-case basis by reviewing management’s rationale for the proposal, changes to the charter/bylaws, and differences in the state laws governing the corporations.

B-5

7. PROXY CONTEST DEFENSES/ TAKEOVER DEFENSES

Shareholder Ability to Call Special Meetings:	Vote against proposals to restrict or prohibit shareholder ability to call special meetings.

Shareholder Ability to Act by Written Consent:	Vote against proposals to restrict or prohibit shareholder ability to take action by written consent.

Remove Anti-takeover Provisions:	Vote for shareholder proposals that seek to remove anti-takeover provisions.
8. SOCIAL RESPONSIBILITY ISSUES

Social Responsibility Issues:	Vote on social responsibility issues on a case-by-case basis, but attempt to ensure that management reasonably responds to social issues where economic performance does not appear to be an issue.

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Part C
Other Information

Item 25.	Financial Statements And Exhibits
Financial Statements
      Part A — None.
      Part B — Report of Independent Registered Accounting Firm, Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets and Notes to Financial Statements.

EXHIBITS

(a)	Agreement and Declaration of Trust(1)
(b)	By-Laws(1)
(c)	Not applicable
(d)	Form of Specimen Certificate(1)
(e)	Form of Dividend Reinvestment Plan(2)
(f)	Not applicable
(g)	Form of Investment Advisory Agreement(2)
(h)	Form of Underwriting Agreement(2)
(i)	Not applicable
(j)	Form of Custodian Services Agreement(1)
(k)(1)	Form of Transfer Agency Services Agreement(1)
(k)(2)	Form of Administration Services Agreement(1)
(k)(3)	Form of Sub-Administration Services Agreement(1)
(k)(4)	Form of Accounting Services Agreement(1)
(k)(5)	Form of Marketing and Structuring Fee Agreement(2)
(l)	Opinion and Consent of Counsel to the Trust(2)
(m)	Not applicable
(n)	Independent Registered Public Accounting Firm Consent(2)
(o)	Not applicable
(p)	Subscription Agreement(1)
(q)	Not applicable
(r)(1)	Code of Ethics of the Trust(1)
(r)(2)	Code of Ethics of the Investment Adviser(1)
(s)	Powers of Attorney(1)

(1)	Previously filed.

(2)	Filed herewith.

Item 26.	Marketing Arrangements
      Reference is made to the Form of Underwriting Agreement for the Registrant’s shares of beneficial interest filed herewith to this Registration Statement.

Item 27.	Other Expenses Of Issuance And Distribution
      The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration and filing fees	$
NYSE listing fee	$
Printing (other than certificates)		$235,000
Engraving and printing certificates		$18,000
Accounting fees and expenses related to the offering		$7,500
Legal fees and expenses related to the offering		$275,000
NASD fee	$
Miscellaneous (i.e. travel) related to the offering		$300,000

Total		$928,100

      Highland has agreed to pay (i) the Trust’s organizational expenses and (ii) the offering expenses (other than the sales load and the expenses of the Preferred Share offering which is expected to occur soon after the completion of this offering) that exceed $0.04 per common share.

Item 28.	Persons Controlled By Or under Common Control With The Registrant
      None.

Item 29.	Number Of Holders Of Shares
      As of June 20, 2006

Number Of
Title Of Class	Record Holders

Shares of Beneficial Interest	1

Item 30.	Indemnification
      Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the Investment Company Act) or any other right to which he or she may be lawfully entitled.

(e) Subject to any limitations provided by the Investment Company Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the trustees.

5.3 No Bond Required of Trustees. No trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The trustees may maintain insurance for the protection of the Trust Property, its Shareholders, trustees, officers, employees and agents in such amount as the trustees shall deem adequate to cover possible tort liability, and such other insurance as the trustees in their sole judgment shall deem advisable or is required by the Investment Company Act.

5.5 Reliance on Experts, etc. Each trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a trustee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. Reference is made to Section 8 of the underwriting agreement attached as Exhibit (h), which is incorporated herein by reference and discusses the rights, responsibilities and limitations with respect to indemnity and contribution.

Item 31.	Business And Other Connections Of Investment Advisor
      Highland Capital Management, L.P. has not engaged in any other substantial business since January 1, 2003 other than that disclosed under “Management of the Trust” in each of the prospectus and the Statement of Additional Information. Information as to other businesses, professions, vocations or employment of a substantial nature engaged in by each partner and executive officer of Highland Capital Management, L.P. is set forth in its Form ADV, as filed on the Commission’s website (File No. 801-54874) and is incorporated herein by reference.

Item 32.	Location Of Accounts And Records
      The Trust’s accounts, books and other documents are currently located at the offices of the Registrant, c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and at the offices of the Registrant’s Custodian and Transfer Agent.

Item 33.	Management Services
      Not Applicable.

Item 34.	Undertakings
      (1) The Trust hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
      (2) Not applicable.
      (3) Not applicable.
      (4) Not applicable.
      (5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.
      (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
      (6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, and State of Texas, on the 20th day of June 2006.

/s/ James D. Dondero*

James D. Dondero
Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 20th day of June 2006.

Name		Title

/s/ R. Joseph Dougherty* R. Joseph Dougherty		Trustee

/s/ Timothy Hui* Timothy Hui		Trustee

/s/ Scott Kavanaugh* Scott Kavanaugh		Trustee

/s/ James Leary* James Leary		Trustee

/s/ Bryan Ward* Bryan Ward		Trustee

/s/ James D. Dondero* James D. Dondero		Chief Executive Officer and President

/s/ M. Jason Blackburn M. Jason Blackburn		Chief Financial Officer (Principal Accounting Officer), Treasurer and Secretary

*By:	/s/ M. Jason Blackburn M. Jason Blackburn Attorney-in-Fact June 20, 2006

INDEX TO EXHIBITS

EXHIBITS

(a)	Agreement and Declaration of Trust(1)
(b)	By-Laws(1)
(c)	Not applicable
(d)	Form of Specimen Certificate(1)
(e)	Form of Dividend Reinvestment Plan(2)
(f)	Not applicable
(g)	Form of Investment Advisory Agreement(2)
(h)	Form of Underwriting Agreement(2)
(i)	Not applicable
(j)	Form of Custodian Services Agreement(1)
(k)(1)	Form of Transfer Agency Services Agreement(1)
(k)(2)	Form of Administration Services Agreement(1)
(k)(3)	Form of Sub-Administration Services Agreement(1)
(k)(4)	Form of Accounting Services Agreement(1)
(k)(5)	Form of Marketing and Structuring Fee Agreement(2)
(l)	Opinion and Consent of Counsel to the Trust(2)
(m)	Not applicable
(n)	Independent Registered Public Accounting Firm Consent(2)
(o)	Not applicable
(p)	Subscription Agreement(1)
(q)	Not applicable
(r)(1)	Code of Ethics of the Trust(1)
(r)(2)	Code of Ethics of the Investment Adviser(1)
(s)	Powers of Attorney(1)

(1)	Previously filed.

(2)	Filed herewith.

Exhibit (e)
DIVIDEND REINVESTMENT PLAN
     1. TERMS AND CONDITIONS
     Pursuant to this Automatic Dividend Reinvestment Plan (the “Plan”) of the undersigned Highland Credit Strategies Fund (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends and distributions on such Shareholder’s Common Shares will be automatically reinvested by PFPC, Inc. (“PFPC”), as agent for Shareholders in administering the Plan (the “Plan Agent”), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by PFPC as the dividend disbursing agent (the “Dividend Disbursing Agent”). Participants may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to the Dividend Disbursing Agent, at the address set forth below in section 5. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.
     The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Trust declares a dividend or a distribution (collectively referred to as “dividends”) payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on the New York Stock Exchange, the national securities exchange on which the common shares are traded, or elsewhere.
     If, on the payment date for any dividend, the market price per Common Share plus estimated brokerage commissions is greater than the net asset value per Common Share (such condition being referred to herein as “market premium”), the Plan Agent will invest the dividend amount in newly issued Common Shares, including fractions, on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the payment date; provided that, if the net asset value per Common Share is less than 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.
     If, on the payment date for any dividend, the net asset value per Common Share is greater than the market value per Common Share plus estimated brokerage commissions (such condition

1

being referred to herein as “market discount”), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.
     In the event of a market discount on the payment date for any dividend, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or 120 days after the payment date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next “ex-dividend” date of the third month of the quarter. If, before the Plan Agent has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued Common Shares on the dividend payment date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Agent is unable to invest the full dividend amount in open market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date; provided that, if the net asset value per Common Share is less than 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.
     The Plan Agent will maintain all Shareholders’ accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.
     In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.
     There will be no brokerage charges with respect to Common Shares issued directly by the Trust. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends.
     For the avoidance of doubt, no Common Shares will be issued under the Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.
     2. VOTING
     Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants

2

and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.
     3. TAXATION
     The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividends received by a participant that is reinvested in additional Common Shares will be subject to federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes.
     4. AMENDMENT OF THE PLAN
     The Plan may be amended or terminated by the Trust. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.
     5. INQUIRIES REGARDING THE PLAN
     All correspondence concerning the Plan should be directed to the Plan Agent at PFPC, Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809.
     6. APPLICABLE LAW
     These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.
[Remainder of the Page Intentionally Left Blank]

3

     To record the adoption of the Plan as of                     , 2006, the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.
By and on behalf of
HIGHLAND CREDIT STRATEGIES FUND

By:
Title:

4

Exhibit (g)
INVESTMENT ADVISORY AGREEMENT
     AGREEMENT made as of                     , 2006, by and between Highland Capital Management, L.P., a Delaware limited partnership (the “Adviser”), and Highland Credit Strategies Fund, a Delaware statutory trust (the “Trust”).
     WHEREAS, the Trust is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and
     WHEREAS, the Adviser is engaged principally in the business of rendering investment management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.
     NOW, THEREFORE, WITNESSETH: That it is hereby agreed between the parties hereto as follows:
     SECTION 1. Appointment of Adviser.
     The Trust hereby appoints the Adviser to act as investment adviser to the Trust for the period and on the terms herein set forth. The Adviser accepts such appointment, and agrees to render the services herein set forth, for the compensation herein provided.
     SECTION 2. Duties of Adviser.
     The Adviser, at its own expense, shall furnish the following services and facilities to the Trust:
     (a) Investment Program. The Adviser shall (i) furnish continuously an investment program for the Trust, (ii) determine (subject to the overall supervision and review of the Trust’s Board of Trustees) the investments to be purchased, held, sold or exchanged by the Trust and the portion, if any, of the assets of the Trust to be held uninvested, (iii) make changes in the investments of the Trust and (iv) vote, exercise consents and exercise all other rights pertaining to such investments. The Adviser also shall manage, supervise and conduct the other affairs and business of the Trust and matters incidental thereto pursuant to a separate administration agreement with the Trust, subject always to the control of the Trust’s Board of Trustees and to the provisions of the organizational documents of the Trust, the Registration Statement of the Trust and its shares of beneficial interest (“Shares”), including the Trust’s Prospectus and Statement of Additional Information, and the 1940 Act, in each case as from time to time amended and in effect. Subject to the foregoing, the Adviser shall have the authority to engage one or more sub-advisers in connection with the portfolio management of the Trust, which sub-advisers may be affiliates of the Adviser; provided, however, that the Adviser shall remain responsible to the Trust with respect to its duties and obligations set forth in this Agreement.
     (b) Portfolio Transactions. The Adviser shall place all orders for the purchase and sale of portfolio securities for the account of the Trust with brokers or dealers selected by the Adviser, although the Trust will pay the actual brokerage commissions on portfolio transactions in accordance with Section 3(d).
     In placing portfolio transactions for the Trust, it is recognized that the Adviser will give primary consideration to securing the most favorable price and efficient execution. Consistent with this policy, the Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Adviser may be a party. It is understood that neither the Trust nor the Adviser has adopted a formula for allocation of the Trust’s investment transaction business. It is also understood that it is desirable for the Trust that the Adviser have access to supplemental investment and market research and security and economic analysis provided by brokers who may execute brokerage transactions at a higher cost to the Trust than would otherwise result when allocating brokerage transactions to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, the Adviser is authorized to place orders for the purchase and sale of securities for the Trust with such brokers, subject to review by the Trust’s Board of Trustees from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful or beneficial to the Adviser in connection with its services to other clients.
     On occasions when the Adviser deems the purchase or sale of a security to be in the best interest of the Trust as well as other clients, the Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be so sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Trust and to such other clients.
     SECTION 3. Allocation of Expenses.
     Except for the services and facilities to be provided by the Adviser pursuant to a separate administration agreement with the Trust, the Trust assumes and shall pay all expenses for all other Trust operations and activities and shall reimburse the Adviser for any such expenses incurred by the Adviser. Unless the Prospectus or Statement of Additional Information of the Trust provides otherwise, the expenses to be borne by the Trust shall include, without limitation:
     (a) all expenses of organizing the Trust;
     (b) the charges and expenses of any registrar, stock transfer and dividend disbursing agent, custodian or depository appointed by the Trust for the safekeeping of its cash, portfolio securities and other property and pricing services provided to the Trust (other than those utilized by the Adviser in providing the services described in Section 2);
     (c) the charges and expenses of bookkeeping, accounting and auditors;
     (d) brokerage commissions and other costs incurred in connection with transactions in the portfolio securities of the Trust, including any portion of such commissions attributable to brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934;
     (e) taxes, including issuance and transfer taxes, and trust registration, filing or other fees payable by the Trust to federal, state or other governmental agencies;
     (f) expenses, including the cost of printing certificates, relating to the issuance of Shares of the Trust;
     (g) expenses involved in registering and maintaining registrations of the Trust and of its Shares with the Securities and Exchange Commission (“SEC”) and other jurisdictions, including reimbursement of actual expenses incurred by the Adviser or others in performing such functions for the Trust;
     (h) expenses of shareholders’ and trustees’ meetings, including meetings of committees, and of preparing, printing and distributing proxy statements, quarterly reports, if any, semi-annual reports, annual reports and other communications to existing shareholders;
     (i) expenses of preparing and printing prospectuses and marketing materials;
     (j) compensation and expenses of trustees who are not affiliated with the Adviser;
     (k) charges and expenses of legal counsel in connection with matters relating to the Trust, including, without limitation, legal services rendered in connection with the Trust and financial structure and relations with its shareholders, issuance of Shares of the Trust and registration and qualification of Shares under federal, state and other laws;
     (l) the cost and expense of maintaining the books and records of the Trust, including general ledger accounting;
     (m) insurance premiums on fidelity, errors and omissions and other coverages, including the expense of obtaining and maintaining a fidelity bond as required by Section 17(g) of the 1940 Act which may also cover the Adviser;
     (n) expenses incurred in obtaining and maintaining any surety bond or similar coverage with respect to securities of the Trust;
     (o) interest payable on Trust borrowings;
     (p) such other non-recurring expenses of the Trust as may arise, including expenses of actions, suits or proceedings to which the Trust is a party and expenses resulting from the legal obligation that the Trust may have to provide indemnity with respect thereto;
     (q) expenses and fees reasonably incidental to any of the foregoing specifically identified expenses;

     (r) listing fees and expenses; and
     (s) all other expenses permitted by the Prospectus and Statement of Additional Information of the Trust as being paid by the Trust.
     SECTION 4. Advisory Fee.
     In return for its advisory services, the Adviser will receive an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets (the “Advisory Fee”). The Trust’s “Managed Assets” will be an amount equal to the total assets of the Trust, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objectives and policies, and/or (iv) any other means. The accrued fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. The Adviser may waive a portion of its fees. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for such month shall be computed in a manner consistent with the calculation of the fees payable on a monthly basis.
     SECTION 5. Agency Cross Transactions.
     From time to time, the Adviser or brokers or dealers affiliated with it may find themselves in a position to buy for certain of their brokerage clients (each an “Account”) securities that the Adviser’s investment advisory clients wish to sell, and to sell for certain of their brokerage clients securities that advisory clients wish to buy. Where one of the parties is an advisory client, the Adviser or the affiliated broker or dealer cannot participate in this type of transaction (known as a cross transaction) on behalf of an advisory client and retain commissions from one or both parties to the transaction without the advisory client’s consent. This is because in a situation where the Adviser is making the investment decision (as opposed to a brokerage client who makes his own investment decisions), and the Adviser or an affiliate is receiving commissions from both sides of the transaction, there is a potential conflicting division of loyalties and responsibilities on the Adviser’s part regarding the advisory client. The SEC has adopted a rule under the Investment Advisers Act of 1940, as amended, that permits the Adviser or its affiliates to participate on behalf of an Account in agency cross transactions if the advisory client has given written consent in advance. By execution of this Agreement, the Trust authorizes the Adviser or its affiliates to participate in agency cross transactions involving an Account. The Trust may revoke its consent at any time by written notice to the Adviser.
     SECTION 6. Indemnification.
     (a) The Trust hereby agrees to indemnify the Adviser and each of the Adviser’s partners, officers, employees, and agents (including any individual who serves at the Adviser’s request as director, officer, partner, trustee or the like of another entity) and controlling persons (each such person being an “Indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such Indemnitee may be or may have been involved as a party or otherwise or with which such Indemnitee may be or may have been threatened, while acting in any capacity set forth above in this paragraph or thereafter by reason of such Indemnitee’s having acted in any such capacity, except with respect to any matter as to which such Indemnitee shall have been adjudicated not to have acted in good faith in the reasonable belief that such Indemnitee’s action was in the best interest of the Trust and furthermore, in the case of any criminal proceeding, so long as such Indemnitee had no reasonable cause to believe that the conduct was unlawful, provided, however, that (1) no Indemnitee shall be indemnified hereunder against any liability to the Trust or its shareholders or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”), (2) as to any matter disposed of by settlement or a compromise payment by such Indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Trust and that such Indemnitee appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust and did not involve Disabling Conduct by such Indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee was authorized by a majority of the full Board of the Trust. Notwithstanding the foregoing, the Trust shall not be obligated to provide any such indemnification to the extent such provision would waive any right that the Trust cannot lawfully waive.
     (b) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Trust unless it is subsequently determined that such Indemnitee is entitled to such indemnification and if the Trustees of the Trust determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (1) the Indemnitee shall provide adequate security for such Indemnitee’s undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of Trustees of the Trust who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Indemnitee ultimately will be found entitled to indemnification.

     (c) All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the proceeding was brought that such Indemnitee is not liable or is not liable by reason of Disabling Conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-Party Trustees of the Trust, or (ii) if such a quorum is not obtainable or even if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.
     (d) Each Indemnitee shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.
     (e) The rights accruing to any Indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.
     SECTION 7. Relations with Trust.
     Subject to and in accordance with the organizational documents of the Adviser and the Trust, as well as their policies and procedures and codes of ethics, it is understood that Trustees, officers, agents and shareholders of the Trust are or may be interested in the Adviser (or any successor thereof) as directors, officers or otherwise, that partners, officers and agents of the Adviser (or any successor thereof) are or may be interested in the Trust as Trustees, officers, agents, shareholders or otherwise, and that the Adviser (or any such successor thereof) is or may be interested in the Trust as a shareholder or otherwise.
     SECTION 8. Liability of Adviser.
     The Adviser shall not be liable to the Trust for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which this Agreement relates; provided, however, that no provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any Disabling Conduct nor shall any provision hereof be deemed to protect any trustee or officer of the Trust against any such liability to which he might otherwise be subject by reason of any Disabling Conduct.
     SECTION 9. Duration and Termination of this Agreement.
     (a) Duration. This Agreement shall become effective on the date first set forth above, such date being the date on which this Agreement has been executed following: (1) the approval of the Trust’s Board of Trustees, including approval by a vote of a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Adviser or the Trust, cast in person at a meeting called for the purpose of voting on such approval; and (2) the approval by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Trust.

Unless terminated as herein provided, this Agreement shall remain in full force and effect until the date that is two years after the effective date of this Agreement. Subsequent to such initial period of effectiveness, this Agreement shall continue in full force and effect, subject to paragraph 9(c), so long as such continuance is approved at least annually (a) by either the Trust’s Board of Trustees or by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Trust and (b) in either event, by the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.
     (b) Amendment. No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought. Any amendment of this Agreement shall be subject to the 1940 Act including the interpretation thereof that amendments that do not increase the compensation of the Adviser or otherwise fundamentally alter the relationship of the Trust with the Adviser do not require shareholder approval if approved by the requisite majority of the Trust’s Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust.
     (c) Termination. This Agreement may be terminated at any time, without payment of any penalty, by vote of the Trust’s Board of Trustees, or by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Trust, or by the Adviser, in each case on not more than 60 days’ nor less than 30 days’ prior written notice to the other party.
     (d) Automatic Termination. This Agreement shall automatically and immediately terminate in the event of its “assignment” (as defined in the 1940 Act).
     SECTION 10. Services Not Exclusive.
     Nothing in this Agreement shall prevent the Adviser or any officer, employee or other affiliate thereof from acting as investment adviser for any other person, firm or corporation, or from engaging in any other lawful activity, and shall not in any way limit or restrict the Adviser or any of its officers, employees or agents from buying, selling or trading any securities for its or their own accounts or for the accounts of others for whom it or they may be acting; provided, however, that the Adviser will undertake no activities that, in its judgment, will adversely affect the performance of its obligations under this Agreement. In addition, the parties may enter into other agreements pursuant to which the Adviser provides administrative or other, non-investment advisory services to the Trust, and the Adviser may be compensated for such other services.
     SECTION 11. Notices.
     Notices under this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, to the other party at such address as such other party may designate from time to time for the receipt of such notices. Until further notice to the other party, the address of each party to this Agreement for this purpose shall be Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

     SECTION 12. Governing Law; Severability; Counterparts.
     This Agreement shall be construed in accordance with the laws of the State of Delaware, and the applicable provisions of the 1940 Act. To the extent that applicable law of the State of Delaware, or any of the provisions herein, conflict with applicable provisions of the 1940 Act, the latter shall control. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.
     SECTION 13. Use of the Name Highland.
     The Adviser has consented to the use by the Trust of the name or identifying word “Highland” in the name of the Trust. Such consent is conditioned upon the employment of the Adviser as the investment adviser to the Trust. The name or identifying word “Highland” may be used from time to time in other connections and for other purposes by the Adviser and any of its affiliates. The Adviser may require the Trust to cease using “Highland” in the name of the Trust if the Trust ceases to employ, for any reason, the Adviser, any successor thereto or any affiliate thereof as investment adviser of the Trust.
     SECTION 14. Miscellaneous.
     The Adviser agrees to advise the Trust of any change of its membership (which shall mean its general partner) within a reasonable time after such change. If the Adviser enters into a definitive agreement that would result in a change of control (within the meaning of the 1940 Act) of the Adviser, it agrees to give the Trust the lesser of 60 days’ written notice and such notice as is reasonably practicable before consummating the transaction.
     Where the effect of a requirement of the 1940 Act reflected in or contemplated by any provisions of this Agreement is altered by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.
     Subject to the Trust’s Agreement and Declaration of Trust, it is expressly agreed that the obligations of the Trust under this Agreement shall not be binding upon any past, present or future trustee, nominee, officer, shareholder, employee or agent of the Trust individually, and shall only be binding upon the Trust and its assets, as provided in the Trust’s Agreement and Declaration of Trust, a copy of which is on file at the office of the Secretary of the State of Delaware and at the principal offices of the Trust. This Agreement was executed on behalf of the Trust by an officer of the Trust in such capacity, and shall not be deemed to have been executed by such officer individually or to impose any liability on such officer, or the shareholders of the Trust, personally, but shall bind only the assets and property of the Trust.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	STRAND ADVISORS, INC.,
its general partner

By:

Name:
Title:

HIGHLAND CREDIT STRATEGIES FUND

By:

Name:
Title:

Exhibit (h)
_______________ Shares
HIGHLAND CREDIT STRATEGIES FUND
COMMON SHARES OF BENEFICIAL INTEREST
(Par Value $0.001 Per Share)
UNDERWRITING AGREEMENT
June ____, 2006

June ____, 2006
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Ladies and Gentlemen:
     Highland Credit Strategies Fund, a statutory trust organized under the laws of Delaware (the “Fund”), is a newly organized, non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund proposes to issue and sell to the several Underwriters named in Schedule I hereto (the "Underwriters”) ___________of its common shares of beneficial interest (par value $0.001 per share) (the “Firm Shares”). The Fund also proposes to issue and sell to the several Underwriters not more than an additional __________of its common shares of beneficial interest (par value $0.001 per share) (the “Additional Shares”) if and to the extent that you, as Manager of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares of beneficial interest granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The common shares of beneficial interest (par value $0.001 per share) of the Fund to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.”
     Highland Capital Management, L.P. (the “Investment Adviser”) acts as the Fund’s investment adviser pursuant to an Investment Advisory Agreement between the Investment Adviser and the Fund (the “Investment Advisory Agreement”).
     The Fund has filed with the Securities and Exchange Commission (the “Commission”) a notification on Form N-8A (the “Notification”) of registration of the Fund as an investment company and a registration statement on Form N-2, including a prospectus and a statement of additional information incorporated by reference in the prospectus, relating to the Shares. The registration statement as amended at the time it becomes effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”; the prospectus in the form first used to confirm sales of Shares, including the statement of additional information incorporated therein by reference, is hereinafter referred to as the “Prospectus.” If the Fund has filed an abbreviated registration statement to register additional Common Shares pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. The Investment Company Act and the Securities Act are hereinafter referred to collectively as the “Acts,” and the rules and regulations of the Commission under the Acts and under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are hereinafter referred to collectively as the “Rules and Regulations.”
     For purposes of this Agreement, “Omitting Prospectus” means any advertisement used with the written consent of the Fund in the public offering of the Shares pursuant to Rule 482 under the Rules and Regulations and “Time of Sale Prospectus” means the preliminary prospectus dated May 22, 2006, including the statement of additional information incorporated therein by reference, the Omitting Prospectuses, if any, each identified on Schedule II hereto and the pricing information set forth on Schedule III hereto. As used herein, the terms “Registration Statement,” “preliminary prospectus,” “Time of Sale Prospectus” and Prospectus shall include the documents, if any, incorporated by reference therein, including the statement of additional information.
     1. Representations and Warranties of the Fund and the Investment Adviser. Each of the Fund and the Investment Adviser, jointly and severally, represent and warrant to and agree with each of the Underwriters that:
     (a) The Fund meets the requirements for the use of Form N-2 under the Acts. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Fund or the Investment Adviser, threatened by the Commission.
     (b) (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Acts and the applicable Rules and Regulations thereunder, (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Fund, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact

2

necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use therein.
     (c) The Fund has been duly organized, is validly existing as a statutory trust in good standing under the laws of the State of Delaware, has the power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Fund. The Fund has no subsidiaries.
     (d) The Fund is registered with the Commission as a non-diversified, closed-end management investment company under the Investment Company Act and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the knowledge of the Fund or the Investment Adviser, threatened by the Commission. No person is serving or acting as an officer or trustee of, or investment adviser to, the Fund except in accordance with the provisions of the Investment Company Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no trustee of the Fund is an “interested person” of the Fund or, to the knowledge of the Fund or the Investment Adviser, an “affiliated person” of any Underwriter (each, as defined in the Investment Company Act).
     (e) Each of this Agreement, the Investment Advisory Agreement, the Administration Services Agreement between Highland Capital Management, L.P. (the “Administrator”) and the Fund (the “Administration Services Agreement”), the Custodian Services Agreement between PFPC Trust Company (the “Custodian”) and the Fund (the “Custody Agreement”), the Transfer Agency Services Agreement between PFPC, Inc. (the “Transfer Agent”) and the Fund (the “Transfer Agency Agreement”) and the Accounting Services Agreement

3

between PFPC, Inc. (the “Accounting Agent”) and the Fund (the “Accounting Services Agreement”) (this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Custody Agreement, the Transfer Agency Agreement and the Accounting Services Agreement are referred to herein, collectively, as the “Fundamental Agreements”) has been duly authorized, executed and delivered by the Fund and complies with all applicable provisions of the Acts, the Advisers Act and the applicable Rules and Regulations. The Fund has adopted the Dividend Reinvestment Plan (the “Plan”). Each Fundamental Agreement and the Plan is a valid and binding agreement of the Fund, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and equitable principles of general applicability (whether considered a proceeding in equity or at law).
     (f) None of (A) the execution and delivery by the Fund of, and the performance by the Fund of its obligations under, each Fundamental Agreement or the adoption by the Fund of the Plan, or (B) the issue and sale by the Fund of the Shares as contemplated by this Agreement contravenes or will contravene any provision of applicable law or the declaration of trust of the Fund or any agreement or other instrument binding upon the Fund that is material to the Fund, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Fund, whether foreign or domestic. No consent, approval, authorization, order or permit of, or qualification with, any governmental body or agency, self-regulatory organization or court or other tribunal, whether foreign or domestic, is required for the performance by the Fund of its obligations under the Fundamental Agreements or the Plan, except such as have been obtained and as may be required by the Acts, the Advisers Act, the Exchange Act, or the applicable Rules and Regulations, or by the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of the Shares or such as which the failure to obtain would not have (i) a material adverse effect on the Fund or the Investment Adviser or (ii) an adverse effect on the consummation of the transactions contemplated by this Agreement or on any Underwriter.
     (g) The authorized common shares of beneficial interest of the Fund conform in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus, and the declaration of trust of the Fund, the Fundamental Agreements and the Plan conform in all material respects to the descriptions thereof contained in each of the Time of Sale Prospectus and the Prospectus.

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     (h) The declaration of trust of the Fund, the Fundamental Agreements and the Plan comply with all applicable provisions of the Acts and the applicable Rules and Regulations, and all approvals of such documents required under the Investment Company Act by the Fund’s shareholders and Board of Trustees have been obtained and are in full force and effect.
     (i) The Fundamental Agreements (other than this Agreement) and the Plan are in full force and effect and neither the Fund nor, to the knowledge of the Fund or the Investment Adviser, any other party to any such agreement is in default thereunder, and no event has occurred which with the passage of time or the giving of notice or both would constitute a default thereunder by the Fund or, to the knowledge of the Fund or the Investment Adviser, by any other party thereto. The Fund is not currently in breach of, or in default under, any other written agreement or instrument to which it or its property is bound or affected.
     (j) The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable, except as provided in the last sentence of Section 3.8 of the Fund’s declaration of trust.
     (k) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, except as provided in the last sentence of Section 3.8 of the Fund’s declaration of trust, and the issuance of the Shares will not be subject to any preemptive or similar rights.
     (l) The Common Shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. The Fund’s Registration Statement on Form 8-A under the Exchange Act is effective.
     (m) Any Omitting Prospectus identified on Schedule II hereto (i) complies in all material respects with the requirements of Rule 482, (ii) does not contain an untrue statement of a material fact, (iii) complied and will comply in all material respects with the Acts, the Rules and Regulations and the rules and regulations of the National Association of Securities Dealers, Inc. (the “NASD”) and (iv) has been duly filed with the NASD and the NASD has issued no objections with respect to such Omitting Prospectuses. Except for Omitting Prospectuses identified on Schedule II hereto, the Fund has not prepared, used or referred to and will not, without your prior consent, prepare, use or refer to any Omitting Prospectuses.

5

     (n) The Fund intends to direct the investment of the proceeds of the offering described in the Time of Sale Prospectus and the Prospectus in such a manner as to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and the Fund is eligible to qualify as a regulated investment company under Subchapter M of the Code.
     (o) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Fund from that set forth in the Time of Sale Prospectus, and there have been no transactions entered into by the Fund which are material to the Fund other than those in the ordinary course of its business or as described in the Time of Sale Prospectus.
     (p) There are no legal or governmental proceedings pending or, to the knowledge of the Fund or the Investment Adviser, threatened to which the Fund is a party or to which any of the properties of the Fund is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a material adverse effect on the Fund, or on the power or ability of the Fund to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (q) The Fund has all necessary consents, authorizations, approvals, orders (including exemptive orders), certificates and permits of and from, and has made all declarations and filings with, all governmental authorities, self-regulatory organizations and courts and other tribunals, whether foreign or domestic, to own and use its assets and to conduct its business in the manner described in the Time of Sale Prospectus, except to the extent that the failure to obtain or file the foregoing would not have a material adverse effect on the Fund.
     (r) Each preliminary prospectus (including the statement of additional information incorporated therein by reference) filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 497 under the Securities Act, complied when so filed in all material respects with the Acts and the applicable Rules and Regulations.

6

     (s) The statement of assets and liabilities, together with the related notes to such statement, included in the Registration Statement, the Time of Sale Prospectus and the Prospectus presents fairly the financial position of the Fund as of the date indicated and said statement has been prepared in conformity with generally accepted accounting principles. PricewaterhouseCoopers LLP, whose report appears in the Time of Sale Prospectus and the Prospectus and who have certified the financial statements and supporting schedules, if any, included in the Registration Statement, is an independent registered public accounting firm as required by the Acts and the applicable Rules and Regulations.
     (t) There are no material restrictions, limitations or regulations with respect to the ability of the Fund to invest its assets as described in the Time of Sale Prospectus and the Prospectus, other than as described therein.
     (u) All advertisements authorized in writing by the Fund for use in the offering of the Shares complied, and will comply, in all material respects with the requirements of the Acts, the applicable Rules and Regulations and the rules and regulations of the NASD and there are no such advertisements other than the Omitting Prospectuses identified on Schedule II hereto.
     (v) There are no contracts, agreements or understandings between the Fund and any person granting such person the right to require the Fund to file a registration statement under the Securities Act with respect to any securities of the Fund or to require the Fund to include such securities with the Shares registered pursuant to the Registration Statement.
     (w) The expense summary information set forth in the Time of Sale Prospectus and the Prospectus in the Fee Table has been prepared in accordance with the requirements of Form N-2 and any fee projections or estimates, if applicable, are reasonably based and comply in all material respects with the requirements of Form N-2.
     (x) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Fund has not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Fund has not purchased any of its outstanding capital shares of beneficial interest, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital shares of beneficial interest other than ordinary and customary dividends; and (iii) there has not been any material change in the capital shares of beneficial interest, short-term debt

7

or long-term debt of the Fund except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively.
     (y) The Fund owns or possesses, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by it in connection with the business now operated by it (provided that the Fund does not own any right or intellectual property to the name “Highland”, other than its right to use the name “Highland” as set forth in Section 13 of the Investment Advisory Agreement), and the Fund has not received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Fund.
     (z) The Fund maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus, since the date of the Fund’s most recent audited financial statements included or incorporated by reference in the Prospectus, there has been (i) no material weakness in the Fund’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Fund’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting.
     (aa) Neither the Fund nor any employee nor agent of the Fund has made any payment of funds of the Fund or received or retained any funds, which payment, receipt or retention is of a character to be disclosed in the Time of Sale Prospectus, the Prospectus or the Registration Statement.
     2. Representations and Warranties of the Investment Adviser. The Investment Adviser represents and warrants to and agrees with each of the Underwriters that:

8

     (a) The Investment Adviser has been organized and is in good standing under the laws of the State of Delaware, has the power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Investment Adviser.
     (b) The Investment Adviser is duly registered as an investment adviser under the Advisers Act, and is not prohibited by the Advisers Act or the Investment Company Act from acting under the Investment Advisory Agreement as an investment adviser to the Fund as contemplated by the Time of Sale Prospectus or from acting as the Investment Adviser in this Agreement or from acting as the Administrator under the Administration Services Agreement, and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the knowledge of the Investment Adviser, threatened by the Commission.
     (c) Each of this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Marketing and Structuring Fee Agreement with Morgan Stanley & Co. Incorporated (the “Marketing and Structuring Fee Agreement”) and the Sub-Administration Services Agreement with PFPC, Inc. (the “Sub-Administrator”) (the “Sub-Administration Services Agreement”) (this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Marketing and Structuring Fee Agreement and the Sub-Administration Services Agreement are referred to herein, collectively, as the “Highland Agreements”) has been duly authorized, executed and delivered by the Investment Adviser and complies with all applicable provisions of the Acts, the Advisers Act and the applicable Rules and Regulations. Each of the Highland Agreements is a valid and binding agreement of the Investment Adviser, enforceable in accordance with its terms, except that rights to indemnity and contribution may be limited by federal and state securities laws and subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding of equity or at law); provided that we do not make any representation or warranty as to the effect on the representations and warranties expressed herein of (i) the compliance or noncompliance of any party (other than the Investment Adviser and the Fund) to any of the foregoing agreements with

9

any state, federal or other laws or regulations applicable to it or them or (ii) the legal or regulatory status or the nature of the business of such party.
     (d) The execution and delivery by the Investment Adviser of, and the performance by the Investment Adviser of its obligations under, the Highland Agreements will not contravene any provision of applicable law or the limited partnership agreement of the Investment Adviser or any agreement or other instrument binding upon the Investment Adviser that is material to the Investment Adviser, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Investment Adviser, whether foreign or domestic. No consent, approval, authorization, order or permit of, or qualification with, any governmental body or agency, self-regulatory organization or court or other tribunal, whether foreign or domestic, is required for the performance by the Investment Adviser of its obligations under the Highland Agreements, except such as have been obtained and as may be required by the Acts, the Advisers Act, the Exchange Act or the applicable Rules and Regulations, or by the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of the Shares or such as which the failure to obtain would not have (i) a material adverse effect on the Fund or the Investment Adviser or (ii) an adverse effect on the consummation of the transactions contemplated by this Agreement or on any Underwriter.
     (e) There are no legal or governmental proceedings pending or, to the knowledge of the Investment Adviser, threatened to which the Investment Adviser is a party or to which any of the properties of the Investment Adviser is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a material adverse effect on the Investment Adviser, or on the power or ability of the Investment Adviser to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (f) The Investment Adviser has all necessary consents, authorizations, approvals, orders (including exemptive orders), certificates and permits of and from, and has made all declarations and filings with, all governmental authorities, self-regulatory organizations and courts and

10

other tribunals, whether foreign or domestic, to own and use its assets and to conduct its business in the manner described in the Time of Sale Prospectus, except to the extent that the failure to obtain or file the foregoing would not have a material adverse effect on the Investment Adviser.
     (g) The Investment Adviser has the financial resources available to it necessary for the commercially reasonable performance of its services and obligations as contemplated in the Time of Sale Prospectus and by the Highland Agreements.
     (h) The Investment Advisory Agreement is in full force and effect and neither the Investment Adviser nor the Fund is in default thereunder, and, no event has occurred which with the passage of time or the giving of notice or both would constitute a default under such document.
     (i) All information furnished by the Investment Adviser for use in the Registration Statement, the Time of Sale Prospectus and Prospectus, including, without limitation, the description of the Investment Adviser, does not, and on the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading (in the case of the Time of Sale Prospectus and the Prospectus in light of the circumstances under which it was made).
     (j) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Investment Adviser from that set forth in the Time of Sale Prospectus, and there have been no transactions entered into by the Investment Adviser which are material to the Investment Adviser other than those in the ordinary course of its business or as described in the Time of Sale Prospectus.
     3. Agreements to Sell and Purchase. The Fund hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Fund the respective numbers of Firm Shares set forth in Schedule I hereto opposite its name at $19.10 a share (the “Purchase Price”).
     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Fund agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to

11

purchase, severally and not jointly, up to                                     Additional Shares at the Purchase Price. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 45 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.
     The Fund hereby agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The agreements contained in this paragraph shall not apply to the Shares to be sold hereunder or any Common Shares issued pursuant to the Plan.
     4. Terms of Public Offering. The Fund and the Investment Adviser are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Fund and the Investment Adviser are further advised by you that the Shares are to be offered to the public initially at $20.00 a share (the “Public Offering Price”), and to certain dealers selected by you at a price that represents a concession not in excess of $0.60 a share under the Public Offering Price, and that any Underwriter

12

may allow, and such dealers may reallow, a concession, not in excess of $0.10 a share, to any Underwriter or to certain other dealers.
     5. Payment and Delivery. Payment for the Firm Shares shall be made to the Fund in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on _____________, 2006, or at such other time on the same or such other date, not later than _____________, 2006, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”
     Payment for any Additional Shares shall be made to the Fund in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than _____________, 2006, as shall be designated in writing by you.
     The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.
     6. Conditions to the Underwriters’ Obligations. The respective obligations of the Fund and the Investment Adviser and the several obligations of the Underwriters hereunder are subject to the condition that the Registration Statement shall have become effective not later than ___(New York City time) on the date hereof.
     The several obligations of the Underwriters are subject to the following further conditions:
     (a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Fund or the Investment Adviser, from that set forth in the Time of Sale Prospectus that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

13

     (b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of each of the Fund and the Investment Adviser, to the effect set forth in Section 6(a) above and to the effect that the representations and warranties of the Fund and the Investment Adviser contained in this Agreement are true and correct as of the Closing Date and that each of the Fund and the Investment Adviser has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     Each officer signing and delivering such a certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (c) Each of the Investment Adviser and the Fund shall have performed all of their respective obligations to be performed hereunder on or prior to the Closing Date.
     (d) The Underwriters shall have received on the Closing Date opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Fund, dated the Closing Date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinions for each of the Underwriters substantially to the effect set forth in Exhibits A-1, A-2 and A-3 hereto and to such further effect as counsel to the Underwriters may reasonably request.
     (e) The Underwriters shall have received on the Closing Date an opinion of Kevin Ciavarra, general counsel for the Investment Adviser, dated the Closing Date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters substantially to the effect set forth in Exhibits B-1 and to such further effect as counsel to the Underwriters may reasonably request.
     The opinion of Skadden, Arps, Slate, Meagher & Flom LLP and of Kevin Ciavarra described in Section 6(d) and 6(e) above, respectively, shall be rendered to the Underwriters at the request of the Fund and shall so state therein.
     (f) The Underwriters shall have received on the Closing Date an opinion of Davis Polk & Wardwell, counsel for the Underwriters, dated the Closing Date, with respect to such matters as the Underwriters may reasonably request.
     (g) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Custodian, certifying that the Custody Agreement is in full force and effect and is a valid and binding agreement of the Custodian.

14

     (h) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Transfer Agent, certifying that the Transfer Agency Agreement is in full force and effect and is a valid and binding agreement of the Transfer Agent.
     (i) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Administrator, certifying that the Administration Services Agreement is in full force and effect and is a valid and binding agreement of the Administrator.
     (j) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Sub-Administrator, certifying that the Sub-Administration Services Agreement is in full force and effect and is a valid and binding agreement of the Sub-Administrator.
     (k) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Accounting Agent certifying that the Accounting Services Agreement is in full force and effect and is a valid and binding agreement of the Accounting Agent.
     (l) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent registered public accounting firm, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Time of Sale Prospectus, provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.
     (m) All filings, applications and proceedings taken by the Fund and the Investment Adviser in connection with the organization and registration of the Fund and the Shares under the Acts and the applicable Rules and Regulations shall be satisfactory in form and substance to you and counsel for the Underwriters.
     (n) No action, suit, proceeding, inquiry or investigation shall have been instituted or threatened by the Commission which would adversely affect the Fund’s standing as a registered investment company under the Investment Company Act or the standing of the Investment Adviser as a registered investment adviser under the Advisers Act.

15

     (o) The Shares shall have been duly authorized for listing on the New York Stock Exchange, subject only to official notice of issuance thereof.
     (p) The Marketing and Structuring Agreement shall be in full force and effect.
     The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Fund and the Investment Adviser, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of the Additional Shares.
     7. Covenants of the Fund and the Investment Adviser. In further consideration of the agreements of the Underwriters herein contained, each of the Fund and the Investment Adviser, jointly and severally, covenant and agree with each Underwriter as follows:
     (a) To notify you as soon as reasonably practicable, and confirm such notice in writing, (i) of the institution of any proceedings pursuant to Section 8(e) of the Investment Company Act and (ii) of the happening of any event during the period mentioned in Section 7(h) below which in the judgment of the Fund makes any statement in the Notification, the Registration Statement the Time of Sale Prospectus, any Omitting Prospectus or the Prospectus untrue in any material respect or which requires the making of any change in or addition to the Notification, the Registration Statement, the Time of Sale Prospectus, any Omitting Prospectus or the Prospectus in order to make the statements therein not misleading in any material respect. If at any time the Commission shall issue any order suspending the effectiveness of the Registration Statement or an order pursuant to Section 8(e) of the Investment Company Act, the Fund will make every reasonable effort to obtain the withdrawal of such order at the earliest possible moment.
     (b) To furnish to you, without charge, three signed copies of each of the Notification and the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of each of the Notification and the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 7(d) below, as many copies of the Time of Sale Prospectus, Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

16

     (c) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 497 under the Securities Act any prospectus required to be filed pursuant to such Rule.
     (d) To furnish to you a copy of each proposed Omitting Prospectus to be prepared by or on behalf of, used by, or referred to by the Fund and not to use or refer to any proposed Omitting Prospectus to which you reasonably object.
     (e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the material statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus materially conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the material statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict in any material respect with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (f) The Fund will use the net proceeds received by it from the sale of the Shares in the manner specified in the Time of Sale Prospectus.
     (g) The Fund and the Investment Adviser will not take any action designed to cause or result in the manipulation of the price of any security of the Fund to facilitate the sale of Shares in violation of the Acts or the Securities Act and the applicable Rules and Regulations, or the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of Shares.

17

     (h) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Fund) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with law.
     (i) To use its reasonable best efforts to maintain the Fund’s qualification as a regulated investment company under Subchapter M of the Code.
     (j) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
     (k) To make generally available to the Fund’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Fund occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations, including Rule 158, of the Commission thereunder.
     (l) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the obligations of the Fund and the Investment Adviser under this Agreement, including: (i) the fees, disbursements and expenses of the Fund’s counsel and the Fund’s accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Notification, the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, and any Omitting Prospectus prepared by or on behalf of, used by, or referred to by the Fund and amendments and

18

supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(j) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky memorandum, (iv) (A) all filing fees and (B) the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by the NASD (provided that such fees and disbursements insofar as they relate exclusively to the NASD’s review pursuant to the NASD Corporate Financing Rule (Rule 2710) shall not exceed $10,000, it being understood that fees and disbursements of counsel in connection with the NASD’s review of any Fund marketing materials shall not be subject to such limitation), (v) all fees and expenses in connection with the preparation and filing of the registration statement on Form 8-A relating to the Common Shares and all costs and expenses incident to listing the Shares on the New York Stock Exchange, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Fund relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Fund, travel and lodging expenses of the representatives and officers of the Fund and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Fund hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

19

     8. Indemnity and Contribution. (a) Each of the Fund and the Investment Adviser, jointly and severally, agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Omitting Prospectus, any preliminary prospectus (including any statement of additional information incorporated therein by reference), the Time of Sale Prospectus, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use therein.
     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Fund and the Investment Adviser, its trustees or partners (as the case may be), and each officer of the Fund who signs the Registration Statement and each person, if any, who controls the Fund or any Investment Adviser within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including any statement of additional information incorporated therein by reference), the Time of Sale Prospectus, any Omitting Prospectus or Prospectus or any amendments or supplements thereto.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel

20

related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriters within the meaning of Section 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Fund, its trustees, its officers who sign the Registration Statement and each person, if any, who controls the Fund within the meaning of either such Section, and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Investment Adviser, its partners and each person, if any, who controls the Investment Adviser within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by Morgan Stanley & Co. Incorporated. In the case of any such separate firm for the Fund, and such trustees, officers and control persons of the Fund, such firm shall be designated in writing by the Fund. In the case of any such separate firm for the Investment Adviser, and such partners and control persons of the Investment Adviser, such firm shall be designated in writing by the Investment Adviser. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request

21

and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Fund and the Investment Adviser on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Fund and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Fund or the Investment Adviser or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint. The Investment Adviser agrees

22

to pay any amounts that are payable by the Fund pursuant to this paragraph to the extent that the Fund fails to make all contributions required to be made by the Fund pursuant to this Section 8.
     (e) The Fund, the Investment Adviser and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Fund and the Investment Adviser contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Investment Adviser, its officers, partners, or any person controlling the Investment Adviser or by or on behalf of the Fund, its officers or trustees or any person controlling the Fund and (iii) acceptance of and payment for any of the Shares.
     9. Termination. The Underwriters may terminate this Agreement by notice given by you to the Fund, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New

23

York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, (ii) trading of any securities of the Fund shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
     10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Fund for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Fund. In any such case either you or the Fund shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than

24

one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Fund or the Investment Adviser to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Fund or the Investment Adviser shall be unable to perform its obligations under this Agreement, the Investment Adviser will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
     11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Fund and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.
     (b) The Fund and the Investment Adviser acknowledge that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Fund, the Investment Adviser or any other person affiliated with the Fund or the Investment Adviser, (ii) the Underwriters owe the Fund and the Investment Adviser only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Fund and the Investment Adviser. The Fund and the Investment Adviser waive to the full extent permitted by applicable law any claims either of them may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     15. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department; and if to the Fund, shall be delivered, mailed or sent to Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Attention: Jason Blackburn and if to the Investment Adviser, shall be delivered, mailed or sent to Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Attention: Kevin Ciavarra.

26

Very truly yours, HIGHLAND CREDIT STRATEGIES FUND
By:
Name:
Title:

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:
Name:
Title:

Accepted as of the date hereof MORGAN STANLEY & CO. INCORPORATED Acting severally on behalf of itself and the several Underwriters named in Schedule I hereto.
By:	Morgan Stanley & Co. Incorporated

By:
	Name:	Trevor R. Burgess
	Title:	Executive Director

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SCHEDULE I

Number of Firm Shares
Underwriter	To Be Purchased
Morgan Stanley & Co. Incorporated.
E*TRADE Securities LLC.
Oppenheimer & Co., Inc.
Robert W. Baird & Co. Incorporated
Stephens Inc.
Wells Fargo Securities, LLC.

Total:

I-1

SCHEDULE II
Omitting Prospectuses
1.	Highland Credit Strategies Fund Broker Dealer Brochure

2.	Highland Credit Strategies Fund Investor Guide

3.	Highland Credit Strategies Fund Broker Dealer Slide Presentation

4.	Highland Credit Strategies Fund Investor Envelope
II-1

SCHEDULE III
Pricing Information
1.	Price per Share to the Public: $20.00

2.	Number of Shares Sold: ___
III-1

Exhibit A-1
Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
A-1-1

Exhibit A-2
Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
A-2-1

Exhibit A-3
Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
A-3-1

Exhibit B-1
Opinion of Kevin Ciavarra
B-1

Exhibit (k)(5)
MARKETING AND STRUCTURING FEE AGREEMENT
June ___, 2006
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Ladies and Gentlemen:
     This agreement is between Highland Capital Management, L.P. (the “Company”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) with respect to the Highland Credit Strategies Fund (the “Fund”).
     1. Fee. (a) In consideration of advice to the Company relating to, but not limited to, the design, structure, corporate finance and marketing of the Fund and for assistance in connection with distribution of the Fund as a closed-end investment company, the Company shall pay a fee to you calculated based on 1.25% of the aggregate price to public of the common shares of beneficial interest of the Fund sold by Morgan Stanley in the Fund’s initial public offering (the “Offering”) (including any common shares of the Fund over-allotted by Morgan Stanley in the Offering regardless of whether the over-allotment option in the Offering is exercised), equal to $[          ] (the “Fee”).
     (b) Notwithstanding Section 1(a), in the event that the Company (or the Fund or any person or entity affiliated with the Company or the Fund or acting on behalf of or at the direction of the Company or the Fund) compensates or agrees to compensate any broker or dealer participating in the Offering (each, an “Other Broker”) for any services or otherwise in connection with the Offering or with respect to the Fund (excluding for this purpose any compensation paid directly to the entire underwriting syndicate, as a group, pursuant to the principal underwriting agreement relating to the Offering), whether such compensation be denominated as a fee, an expense reimbursement, a set-off, a credit or otherwise (such compensation with respect to any Other Broker, such Other Broker’s “Other Compensation”), then the amount of the Fee shall be increased as and to the extent necessary so that the Fee payable to Morgan Stanley hereunder, expressed as a percentage of the aggregate price to public of the common shares of the Fund sold by Morgan Stanley in the Offering (including any common shares of the Fund over-allotted by Morgan Stanley in the Offering regardless of whether the over-allotment option in the Offering is exercised), is no less than the Other

Compensation, expressed as a percentage of the aggregate price to public of the common shares of the Fund sold by such Other Broker in the Offering.
     (c) The Fee paid to Morgan Stanley shall not exceed [          ]% of the total price to the public of the common shares sold in the Offering. The Fee shall be paid on or before June [     ], 2006 and shall be made by wire transfer to the order of Morgan Stanley. The Company acknowledges that the Fee is in addition to any compensation you earn in connection with your role as an underwriter to the Fund in its initial public offering, which services are distinct from and in addition to the market and structuring services described above.
     2. Term. This Agreement shall terminate upon payment of the entire amount of the Fee, as specified in Section 1 hereof.
     3. Indemnification. The Company agrees to the indemnification and other agreements set forth in the Indemnification Agreement attached hereto, the provisions of which are incorporated herein by reference and shall survive the termination, expiration or supersession of this Agreement.
     4. Not an Investment Advisor. The Company acknowledges that you are not providing any advice hereunder as to the value of securities or regarding the advisability of purchasing or selling any securities for the Fund’s portfolio. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of you, and you are not agreeing hereby, to: (i) furnish any advice or make any recommendations regarding the purchase or sale of portfolio securities; or (ii) render any opinions, valuations or recommendations of any kind or to perform any such similar services.
     5. Not Exclusive. Nothing herein shall be construed as prohibiting you or your affiliates from acting as an underwriter or financial advisor or in any other capacity for any other persons (including other registered investment companies or other investment managers). Neither this Agreement nor the performance of the services contemplated hereunder shall be considered to constitute a partnership, association or joint venture between Morgan Stanley and the Company. In addition, nothing in this Agreement shall be construed to constitute Morgan Stanley as the agent or employee of the Company or the Company as the agent or employee of Morgan Stanley, and neither party shall make any representation to the contrary. It is understood that Morgan Stanley is engaged hereunder solely to provide the services described above to the Company and that Morgan Stanley is not acting as an agent or fiduciary of, and Morgan Stanley shall not have any duties or liability to, the current or future partners of the Company or any other third party in connection with its engagement hereunder, all of which are hereby expressly waived to the extent the Company has the authority to waive such duties and liabilities.

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     6. Assignment. This Agreement may not be assigned by any party without prior written consent of the other party.
     7. Amendment; Waiver. No provision of this Agreement may be amended or waived except by an instrument in writing signed by the parties hereto.
     8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.
     This Agreement shall be effective as of the date first written above.
[END OF TEXT]

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HIGHLAND CAPITAL MANAGEMENT, L.P.
By:
Name:
Title:

Agreed and Accepted:

MORGAN STANLEY & CO. INCORPORATED

By:

	Name:	Trevor R. Burgess
	Title:	Executive Director

Indemnification Agreement
June [     ], 2006
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Ladies and Gentlemen:
     In connection with the engagement of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to advise and assist the undersigned (together with its affiliates and subsidiaries, referred to as the “Company”) with the matters set forth in the Marketing and Structuring Fee Agreement dated June [     ], 2006 between the Company and Morgan Stanley (the “Marketing and Structuring Fee Agreement”), in the event that Morgan Stanley becomes involved in any capacity in any claim, suit, action, proceeding, investigation or inquiry (including, without limitation, any shareholder or derivative action or arbitration proceeding) with respect to the services performed pursuant to and in accordance with the Marketing and Structuring Fee Agreement, the Company has agreed to indemnify and hold harmless Morgan Stanley and Morgan Stanley’s affiliates and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of Morgan Stanley’s affiliates (Morgan Stanley and each such other person being an “Indemnified Person”) from and against any losses, claims, damages or liabilities related to, arising out of or in connection with the activities (the “Activities”) performed by any Indemnified Person in connection with, or arise out of, or based upon, the Marketing and Structuring Fee Agreement and/or any action taken by any Indemnified Person in connecting therewith (including, without limitation, any presentation given by the Company and an Indemnified Person relating to the common shares of beneficial interest (the “Common Shares”) of Highland Credit Strategies Fund (the “Fund”)), and will reimburse each Indemnified Person for all expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any claim, suit, action, proceeding, investigation or inquiry related to, arising out of or in connection with the Activities, whether or not pending or threatened and whether or not any Indemnified Person is a party. The Company will not, however, be responsible for any losses, claims, damages, liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith or gross negligence of any Indemnified Person. The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the Activities, except for any such liability for losses, claims, damages or liabilities incurred by the Company that are finally judicially determined to have resulted from the bad faith or gross negligence of such Indemnified Person.
     Notwithstanding the foregoing, in no event shall the Company be responsible for any losses, claims, damages or liabilities to any Indemnified Person arising from any such claim, suit, action, proceeding, investigation or inquiry in excess of the gross proceeds received by the Company from the initial public offering of the Common Shares of the Fund (the “Offering”); provided, however, that the Company shall, as set forth above, indemnify and be responsible for, regardless of the gross proceeds received by the Company from the Offering, all expenses (including fees and expenses of counsel) incurred in connection with investigating, preparing, pursuing or defending any claim, suit, action, proceeding, investigation or inquiry related to, arising out of or in connection with the Activities, whether or not pending or threatened and whether or not any Indemnified Person is a party, as set forth above.
     The Company will not, without Morgan Stanley’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, suit, action, proceeding, investigation or inquiry in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such claim, suit, action, proceeding, investigation or inquiry. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement (the “Indemnification Agreement”) will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, suit, action, proceeding, investigation or inquiry referred to in the preceding paragraph.
     If such indemnification were not to be available for any reason, the Company agrees to contribute to the losses, claims, damages, liabilities and expenses involved (i) in the proportion appropriate to reflect the relative benefits received or sought to be received by the Company (including the net proceeds from the Common Shares sold by Morgan Stanley in the Offering before deducting expenses) and its partners and affiliates and other constituencies, on the one hand, and Morgan Stanley, on the other hand, in the matters contemplated by the Marketing and Structuring Fee Agreement or (ii) if (but only if and to the extent) the allocation provided for in clause (i) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and its partners and affiliates and other constituencies, on the one hand, and the party entitled to contribution, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits received, or sought to be received, by the Company and its partners and affiliates, on the one hand, and the party entitled to contribution, on

6

the other hand, of a transaction as contemplated shall be deemed to be in the same proportion that the total value received or paid or contemplated to be received or paid by the Company or its partners or affiliates and other constituencies, as the case may be, as a result of or in connection with the transaction (whether or not consummated) for which Morgan Stanley has been retained to perform financial services bears to the fees paid to Morgan Stanley under the Marketing and Structuring Fee Agreement; provided that in no event shall the Company contribute less than the amount necessary to assure that Morgan Stanley is not liable for losses, claims, damages, liabilities and expenses in excess of the amount of fees actually received by Morgan Stanley pursuant to the Marketing and Structuring Fee Agreement. Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by Morgan Stanley, on the other hand.
     This Indemnification Agreement, together with the Marketing and Structuring Fee Agreement, any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this agreement) that relate to the Offering of the Common Shares, represents the entire agreement between the Company and the Indemnified Parties with respect to the marketing and structuring fee paid to Morgan Stanley under the Marketing and Structuring Fee Agreement.
     The Company acknowledges that in connection with the Offering of the Common Shares: (i) Morgan Stanley has acted at arms length, is not an agent of, and owes no fiduciary duties to, the Company, the Fund or any person affiliated with the Fund or the Company, (ii) Morgan Stanley owes the Company only those duties and obligations set forth in this Indemnification Agreement and (iii) Morgan Stanley may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims any of them may have against Morgan Stanley arising from an alleged breach of fiduciary duty in connection with the offering of the Common Shares.
     The provisions of this Indemnification Agreement shall apply to the Activities and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of Morgan Stanley’s services under the Marketing and Structuring Fee Agreement.
     This Indemnification Agreement and Marketing and Structuring Fee Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that state.

7

     This Indemnification Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

8

Very truly yours, HIGHLAND CAPITAL MANAGEMENT, L.P.
By:
Name:
Title:

Accepted and agreed to as of
the date first above written:

MORGAN STANLEY & CO. INCORPORATED

By:

	Name:	Trevor R. Burgess
	Title:	Executive Director

Exhibit (l)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NY 10036-6522
(212) 735-3000
June 20, 2006
Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240

Re:	Highland Credit Strategies Fund
Registration Statement on Form N-2
(File Nos. 333-132436 and 811-21869)
Ladies and Gentlemen:
          We are acting as special counsel to Highland Credit Strategies Fund, a statutory trust created under the Delaware Statutory Trust Act (the “Trust”), in connection with the initial public offering by the Trust of up to [                    ] shares (including [     ] shares subject to an over-allotment option) of the Trust’s common shares of beneficial interest, par value $0.001 per share (the “Common Shares”).
          This opinion is being furnished in accordance with the requirements of Exhibit L of the Form N-2 Registration Statement of the Trust under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).
          In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Notification of Registration of the Trust as an investment company under the 1940 Act on Form N-8A, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006, (ii) the Registration Statement of the Trust on Form N-2 (File Nos. 333-132436 and 811-21869) as filed with the Commission on March 15, 2006 under the 1933 Act and the 1940 Act; (iii) Pre-Effective Amendment No. 1 to the Registration Statement as filed with the Commission on May 2, 2006; (iv) Pre-Effective Amendment No. 2 to the Registration Statement as filed with the Commission on May 10, 2006;

Highland Credit Strategies Fund
June 20, 2006

(v) Pre-Effective Amendment No. 3 to the Registration Statement as filed with the Commission on May 22, 2006; (vi) Pre-Effective Amendment No. 4 to the Registration Statement as filed with the Commission June 9, 2006; (vii) Pre-Effective Amendment No. 5 to the Registration Statement as filed with the Commission on the date hereof (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (viii) the form of Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into by and among the Trust, as issuer, Highland Capital Management, L.P., as investment adviser to the Trust, and Morgan Stanley & Co. Incorporated, as representative of the several underwriters named in Schedule I thereto (the “Underwriters”), filed as an exhibit to the Registration Statement; (ix) a specimen certificate representing the Common Shares; (x) the Certificate of Trust of the Trust, as filed with the Secretary of the State of Delaware on March 10, 2006; (xi) the Agreement and Declaration of Trust of the Trust, dated as of March 10, 2006 and certified by the Secretary of the Trust as currently in effect (the “Agreement and Declaration of Trust”); (xii) the By-Laws of the Trust, filed as an exhibit to the Registration Statement; and (xiii) certain resolutions of the Board of Trustees of the Trust relating to the issuance and sale of the Common Shares and related matters. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Trust and such agreements, certificates of public officials, certificates of officers or other representatives of the Trust and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.
          In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. In making our examination of executed documents, we have assumed that the parties thereto, other than the Trust, its trustees and officers, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. In rendering the opinion set forth below, we have assumed that the Underwriting Agreement will be executed and delivered in substantially the form reviewed by us and that the share certificates representing the Common Shares will conform to the specimen examined by us and will have been signed manually or by facsimile by an authorized officer of the transfer agent and registrar for the Common Shares and registered by such transfer agent and registrar. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Trust and others.
          Members of our firm are admitted to the bar in the State of Delaware, and we do not express any opinion as to any laws other than the Delaware Statutory Trust Act.
          Based upon and subject to the foregoing, we are of the opinion that, when (i) the Registration Statement becomes effective under the 1933 Act and the 1940 Act; (ii) the Underwriting Agreement has been duly executed and delivered; and (iii) certificates representing the Common Shares in the form of the specimen certificate examined by us have been manually

Highland Credit Strategies Fund
June 20, 2006

signed by an authorized officer of the transfer agent and registrar for the Common Shares and registered by such transfer agent and registrar, and have been delivered to and paid for by the Underwriters at a price per share not less than the per share par value of the Common Shares as contemplated by the Underwriting Agreement, the issuance and sale of the Common Shares will have been duly authorized, and the Common Shares will be validly issued, fully paid and nonassessable.
          We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Opinions” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission.
Very truly yours,
/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit (n)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(TO COME)

Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
June 20, 2006
VIA FACSIMILE AND EDGAR:
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.
Fax: 202-772-9283
Re: Highland Credit Strategies Fund Registration Statement on Form N-2
(File Nos. 333-132436 and 811-21869), originally filed on March 15, 2006
Dear Mr. Minore:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Highland Credit Strategies Fund (the “Trust”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 10:00 a.m., New York City time, on June 23, 2006, or as soon as practicable thereafter.
          The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We request oral notification and written confirmation of such effectiveness by a telephone call and a facsimile letter addressed to our counsel using the following contact information:
Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Leslie Lowenbraun
4 Times Square
New York, NY 10036
Phone: 212-735-2913
Fax: 917-777-2913

Sincerely, HIGHLAND CREDIT STRATEGIES FUND
By:	/s/ M. Jason Blackburn
M. Jason Blackburn
Secretary

June 20, 2006
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Dominic Minore
Via Facsimile: 202-772-9283

Re:	Highland Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
(File Nos. 333-132436 and 811-21869)
Dear Mr. Minore:
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on May 22, 2006 and the Preliminary Prospectus dated May 22, 2006 began on May 22, 2006 and is expected to conclude at approximately 1:00 p.m., June 23, 2006, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 74,400 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. on June 23, 2006, or as soon as possible thereafter.

Sincerely, MORGAN STANLEY & CO. INCORPORATED On Behalf of the several Underwriters By: MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Trevor R. Burgess
	Name:	Trevor R. Burgess
	Title:	Executive Director

Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
——
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL	FIRM/AFFILIATE
212-735-2913	OFFICES
DIRECT FAX	——
917-777-2913	BOSTON
EMAIL ADDRESS	CHICAGO
LLOWENBR@SKADDEN.COM	HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
——
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA
June 20, 2006
Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund (the “Trust”)
Pre-Effective Amendment No. 5 to Registration Statement on
Form N-2 (File Numbers 333-132436; 811-21869)
Dear Mr. Minore:
     We received your written comments on April 21, 2006 to the Registration Statement on Form N-2, as filed on March 15, 2006, oral comments on May 17, 2006 through May 19, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 2, as filed on May 10, 2006 and oral comments on June 16, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 4, as filed on June 9, 2006 to register the common stock of the Trust under the Securities Act of 1933 and the Investment Company Act of 1940 ( the “1940 Act”).
     The Trust has considered your comments and has authorized us to make the responses and the changes discussed below to the Registration Statement on the Trust’s behalf. The changes have been reflected in Pre-Effective Amendment No. 5 to the Trust’s Registration Statement, which we have attached hereto marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since Pre-Effective Amendment No. 4. For ease of reference, we have included your comments below.

Securities and Exchange Commission
June 20, 2006

1. Comment: Clarify what is meant by “[e]stimated offering expenses do not include any borrowing cost and expenses” in the penultimate sentence in footnote (3) on the cover of the prospectus.
     Response: This sentence has been amended to clarify that estimated offering expenses do not include the costs and expenses, if any, of borrowing from a credit facility. The first sentence of footnote (3) has also been clarified and expanded to identify all estimated offering expenses of the Preferred Share Offering. Highland Capital Management, L.P., the investment adviser, has confirmed that no funds were borrowed to subsidize any offering expenses.
2. Comment: Add a subheading on page 3 of the prospectus under “Investment Adviser and Administrator” to discuss certain conflicts of interest, such as the current disclosure on page 58 to the effect that the Investment Adviser will benefit when the Trust leverages itself because the Trust’s Managed Assets will increase with leverage. Conflicts are also accentuated by the fact that collateral received on securities loaned is included in Managed Assets. Alternatively, you can add this disclosure under a new “Potential Conflicts of Interest” risk factor.
     Response: Disclosure has been added to the prospectus under the above-referenced heading on page 3 and under “Management of the Trust — Investment Adviser” on page 58.
3. Comment: Confirm that the total leverage (through the issuance of preferred shares, borrowing of money or a combination) of approximately 20% to 50% of Managed Assets immediately after Preferred Shares are issued is consistent with the assumption of total leverage in the amount of 30% of total assets (including the proceeds of all such leverage) under the Fee Table on page 20. In other words, confirm that during the first full year of operations the Trust will have a total leverage of no greater than 30% of total assets (including the proceeds of all such leverage), even though it may in the future have total leverage of 50%.
     Response: We have confirmed on pages 3 and 47 that during its first full year of operations, the Trust will have a total leverage at the time the leverage is incurred of no greater than 30% of the Trust’s total assets (including the proceeds of all such leverage). Thereafter total leverage of the Trust is expected to range between 20% to 50% of its Managed Assets.

Securities and Exchange Commission
June 20, 2006

4. Comment: Under “Summary of Trust Expenses — Shareholder Transaction Expenses,” substitute “holders of common shares” for “the Trust” in the second and fourth line items of the table. Also, delete “Estimated” from the heading to the table titled “Estimated Annual Expenses.”
     Response: These changes have been made.
5. Comment: The Fee Table on page 20 reflects estimated annual expenses as a percentage of “Net Assets.” Accordingly, briefly explain in the text immediately following this table the method used to convert “Managed Assets” to “Net Assets” and what assumptions were used for purposes of presenting this expense in the Fee Table. Also confirm that “Management fees” is the only line item in the Fee Table that is affected by reference to “Managed Assets” rather than “Net Assets.”
     Response: “Management fees” are the Trust’s advisory and administration fees, which are computed based on “Managed Assets.” As a result, such fees have been converted to “Net Assets” for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the assumed leverage of 30% of the Trust’s total assets). We have been advised by an officer of the Trust that no other line item is affected by reference to “Managed Assets.”
6. Comment: In the heading “Underwriters — Additional Compensation to Be Paid by Investment Adviser” add “to an Underwriter” at the end.
     Response: This change has been made.
7. Comment: Please confirm to the staff whether the NASD has approved the underwriting terms of the Trust’s offering.
     Response: On June 14, 2006, the NASD decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms of the Trust’s offering.
8. Comment: Add the Advisory Fee to the Form of Investment Advisory Agreement (Exhibit (g)).
     Response: The Advisory Fee has been added to the Form of Investment Advisory Agreement, which will be executed by the closing date of the offering of common shares.

Securities and Exchange Commission
June 20, 2006

9. Comment: Disclose whether the NASD has any objections to the marketing and structuring fee agreement or the amount being provided thereunder.
     Response: The NASD has raised no objections to the Marketing and Structuring Fee Agreement or the amount being provided thereunder. As noted above, on June 14, 2006, the NASD decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms of the Trust’s offering.
     Please do not hesitate to contact me at (212) 735-2913 should you have any questions regarding this letter or filing.
Sincerely,
/s/ Leslie Lowenbraun
Leslie Lowenbraun
cc: Philip Harris, Esq.